As filed with the Securities and Exchange Commission on November 13, 2023
Registration Nos. 333-274648 and 333-274648-01

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 1 TO
FORM SF-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CONSUMERS ENERGY COMPANY	CONSUMERS 2023 SECURITIZATION FUNDING LLC
(Exact name of registrant, sponsor and depositor as specified in its charter)	(Exact name of registrant and issuing entity as specified in its charter)
Michigan	Delaware
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)
1-5611	333-274648-01
(Commission File Number)	(Commission File Number)
201533	1991774
(Central Index Key Number)	(Central Index Key Number)
38-0442310	93-3119763
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)
One Energy Plaza Jackson, Michigan 49201 (517) 788-0550	c/o Consumers Energy Company One Energy Plaza Jackson, Michigan 49201 (517) 788-0550
(Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)	(Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)
Rejji P. Hayes
Executive Vice President and Chief Financial Officer
Consumers Energy Company
One Energy Plaza
Jackson, Michigan 49201
(517) 788-1040
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With Copies to:
Melissa M. Gleespen Vice President, Corporate Secretary and Chief Compliance Officer Consumers Energy Company One Energy Plaza Jackson, Michigan 49201 (517) 788-2158	David S. Baxter Pillsbury Winthrop Shaw Pittman LLP 31 West 52nd Street New York, New York 10019-6131 (212) 858-1222	Michael F. Fitzpatrick, Jr. Hunton Andrews Kurth LLP 200 Park Avenue New York, New York 10166 (212) 309-1071
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2023
PRELIMINARY PROSPECTUS
$646,000,000 SENIOR SECURED SECURITIZATION BONDS, SERIES 2023A
CONSUMERS ENERGY COMPANY
Sponsor, Depositor and Initial Servicer
Central Index Key Number: 201533
CONSUMERS 2023 SECURITIZATION FUNDING LLC
Issuing Entity
Central Index Key Number: 1991774
Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered(1)	Scheduled Final Payment Date	Final Maturity Date	Interest Rate	Initial Price to Public(2)	Underwriting Discounts and Commissions(3)	Proceeds to Issuing Entity (Before Expenses)
A-1		$250,000,000			%	%	%	$
A-2		$396,000,000			%	%	%	$

(1)
Preliminary, subject to change.

(2)
Interest on the Bonds will accrue from       , 2023 and must be paid by the purchaser if the Bonds are delivered after that date.

(3)
We have agreed to pay or reimburse the underwriters for certain fees and expenses in connection with this offering. See “Plan of Distribution” and “Use of Proceeds” in this prospectus.

The total price to the public is $      . The total amount of underwriting discounts and commissions is $      . The total amount of proceeds to Consumers 2023 Securitization Funding LLC before deduction of expenses (estimated to be $      ) is $      . The distribution frequency is semi-annually. The first expected distribution date is           , 2024.
Investing in the Senior Secured Securitization Bonds, Series 2023A involves risks. See “Risk Factors” beginning on page 20 of this prospectus to read about factors you should consider before buying the Senior Secured Securitization Bonds, Series 2023A.
Consumers Energy Company, referred to in this prospectus as Consumers Energy, as Depositor, is offering $646,000,000 aggregate principal amount of the Senior Secured Securitization Bonds, Series 2023A, in two tranches, referred to in this prospectus as the Bonds, to be issued by Consumers 2023 Securitization Funding LLC, referred to in this prospectus as the Issuing Entity. Consumers Energy is also the Seller, the Initial Servicer and the Sponsor with regard to the Bonds. The Bonds will be issued pursuant to Public Act 142 of 2000, which amended Public Act 3 of 1939, MCL 460.1 et seq., referred to in this prospectus as the Statute, and an irrevocable financing order issued by the Michigan Public Service Commission, referred to in this prospectus as the MPSC, on December 17, 2020, Case No. U-20889, referred to in this prospectus as the Financing Order.
The Bonds are senior secured obligations of the Issuing Entity supported by Securitization Property (as defined in this prospectus), which includes the right to irrevocable Nonbypassable (as defined in this prospectus) charges, known as Securitization Charges, paid by all existing and future Customers (as described in this prospectus and subject to the exceptions described in this prospectus), of Consumers Energy, or its successors, based on their electricity usage as discussed in this prospectus. Under the Financing Order, Customers will be responsible to pay Securitization Charges. The Statute mandates that the Securitization Charges be adjusted at least annually, and the Financing Order further permits True-Up Adjustments (as defined in this prospectus) to occur semi-annually, or more frequently if necessary, in each case, to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds, as described further in this prospectus. The Servicing Agreement (as defined in this prospectus) will require Securitization Charges to be adjusted quarterly following the Scheduled Final Payment Date for each tranche of Bonds if there are any remaining amounts due.
Credit enhancement for the Bonds will be provided by the True-Up Mechanism (as defined in this prospectus) as well as by accounts held under the indenture for the Bonds, referred to in this prospectus as the Indenture.
The Bonds represent obligations only of the Issuing Entity and do not represent obligations of Consumers Energy or any of its affiliates, other than the Issuing Entity. The Bonds are secured by the assets of the Issuing Entity, consisting principally of the Securitization Property and funds on deposit in the Collection Account described in this prospectus and related subaccounts held under the Indenture. Please read “Security for the Bonds” in this prospectus. The Bonds are not a debt or liability of the State of Michigan and are not a charge on its full faith and credit or taxing power.
In the Financing Order, the MPSC affirms that it will act pursuant to the Financing Order to ensure that the expected Securitization Charges are sufficient to pay on a timely basis scheduled principal of and interest on the Bonds and the Ongoing Other Qualified Costs as described in this prospectus. The Financing Order, together with the Securitization Charges authorized by the Financing Order, are irrevocable and not subject to reduction, impairment, postponement, termination or adjustment by further action of the MPSC, except by use of the True-Up Mechanism approved in the Financing Order.
Interest will accrue on the Bonds from the date of issuance. The Bonds are scheduled to pay principal and interest semi-annually on          and          of each year. The first Payment Date (as defined in this prospectus) on which principal for a tranche of the Bonds is to be paid in accordance with the expected amortization schedule is            , 2024. On each Payment Date, sequentially, each Bond will be entitled to payment of principal, but only to the extent funds are available in the Collection Account and related subaccounts held under the Indenture after payment of certain fees and expenses and after payment of interest.
Consumers Energy is the sole member of the Issuing Entity and is the sole owner of the Issuing Entity’s equity interests. Consumers Energy’s Central Index Key number is 201533. The Issuing Entity’s Central Index Key number is 1991774.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The Bonds will be ready for delivery in book-entry form through the facilities of The Depository Trust Company, referred to in this prospectus as DTC, for the accounts of its participants, including Clearstream Banking, Luxembourg, S.A. and Euroclear Bank SA/NV, as operator of the Euroclear System, against payment of immediately available funds in New York, New York on or about            , 2023.
Sole Book-Running Manager
Citigroup
The date of this prospectus is           , 2023.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement filed with the Securities and Exchange Commission, referred to in this prospectus as the SEC. This prospectus provides you with information about the Issuing Entity, the Bonds and Consumers Energy, which is the Depositor, the Seller, the Sponsor and the Initial Servicer. This prospectus describes the terms of the Bonds being offered hereby. You should carefully review this prospectus, any free writing prospectus the Issuing Entity files with the SEC, and the information, if any, contained in the documents referenced under “Where You Can Find More Information” in this prospectus.
You can find a glossary of the defined terms used in this prospectus beginning on page 138 of this prospectus.
References in this prospectus to the term we, us or the Issuing Entity are to Consumers 2023 Securitization Funding LLC, the entity that will issue the Bonds. References to the Bonds are to the Senior Secured Securitization Bonds, Series 2023A offered pursuant to this prospectus. References to the Seller, the Depositor or the Sponsor are to Consumers Energy. References to the Servicer are to Consumers Energy, as Initial Servicer, and any successor servicer under the Servicing Agreement described in this prospectus. References to the Administrator are to Consumers Energy or any successor or assignee under the Administration Agreement described in this prospectus.
References to the MPSC are to the Michigan Public Service Commission. References to the Statute are to the laws of the State of Michigan adopted in June 2000 enacted as 2000 PA 142, as amended, which authorize the MPSC to approve the recovery of qualified costs by certain electric utilities through the issuance of securitization bonds. References to Customers are to all existing and future retail electric distribution customers of Consumers Energy or its successors, excluding customers:
•
to the extent they obtain or use Self-Service Power;

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to the extent engaged in Affiliate Wheeling; and

•
who are retail open access, also known as ROA, customers as of December 17, 2020 and who do not become retail electric distribution customers after December 17, 2020, referred to in this prospectus as Current ROA Customers.

References to the Financing Order are to the irrevocable financing order issued by the MPSC in Case No. U-20889 on December 17, 2020.
This prospectus includes cross-references to other sections in this prospectus to allow you to find further related discussions. You can also find key topics in the table of contents on the preceding page. Check the table of contents to locate these sections.
This prospectus and any free writing prospectus that we prepare or authorize contain and incorporate by reference information that you should consider when making your investment decision. None of the Issuing Entity, any underwriter, agent, dealer or salesperson, the MPSC or Consumers Energy has authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Bonds are not being offered in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current only as of the date of this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
We have included statements in this prospectus that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, referred to in this prospectus as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, referred to in this prospectus as the Exchange Act. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance may be forward-looking statements. Also, forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “could”, “estimates”, “expects”, “forecasts”, “goals”, “guidance”, “intends”, “may”, “might”, “objectives”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “targets”, “will” or similar terms or variations of these terms. This includes forward-looking statements regarding expectations, estimates and projections about the electric consumption of Consumers Energy’s customers, Consumers Energy’s ability to service the Securitization Property and collect the Securitization Charges, the Issuing Entity’s ability to pay back the Bonds, and the MPSC’s adherence to the State Pledge to protect the rights of bondholders. Accordingly, any such statements are qualified in their entirety by reference to important factors included under “Risk Factors” in this prospectus (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on financial results, and could cause actual results to differ materially from those contained in forward-looking statements made by or on behalf of the Issuing Entity or Consumers Energy, in this prospectus, in presentations, on websites, in response to questions or otherwise.
We caution you that any forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from the future results, performance or achievements we have anticipated in the forward-looking statements.
The following are some factors, among others, that could cause actual results to differ materially from those expressed or implied by forward-looking statements in this prospectus:
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state and federal legislative, judicial and regulatory actions or developments, including deregulation and restructuring of the electric utility industry, and changes in, or changes in application of, laws or regulations applicable to other aspects of the Servicer’s business;

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actions of NRSROs, including downgrading the ratings of the Bonds;

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the accuracy of the Servicer’s forecasts of energy consumption resulting from customer usage patterns, including energy efficiency efforts and use of alternative energy sources, including self-generation;

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the accuracy of the Servicer’s estimates of the customer payment patterns, including the rate of delinquencies and charge-offs;

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factors affecting utility operations such as catastrophic weather-related damage, environmental incidents, unplanned facility outages and repairs and maintenance, and electric transmission constraints;

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factors affecting consumption and demand for electricity, including political developments, unusual weather, changes in economic conditions, customer growth and declines, commodity prices, energy conservation efforts, and continued adoption of distributed generation by customers;

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direct or indirect results of cyberattacks, security breaches or other attempts to disrupt the Servicer’s business; and

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acts of war or terrorism, global instability, pandemics or other catastrophic events affecting electric customer energy consumption or demand in the service territory.

Except as may be required by law, the Issuing Entity and Consumers Energy expressly disclaim any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS
Notice to Residents of the European Economic Area
THE BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, ANY EEA RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA. FOR THESE PURPOSES, THE EXPRESSION EEA RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING:
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A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU, AS AMENDED;

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A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU, AS AMENDED; OR

•
NOT A QUALIFIED INVESTOR WITHIN THE MEANING OF THE PROSPECTUS REGULATION.

CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014, AS AMENDED, FOR OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO EEA RETAIL INVESTORS IN THE EUROPEAN ECONOMIC AREA HAS BEEN PREPARED; AND THEREFORE OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY EEA RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA MAY BE UNLAWFUL UNDER REGULATION (EU) NO 1286/2014, AS AMENDED.
THIS PROSPECTUS IS NOT A PROSPECTUS FOR PURPOSES OF THE PROSPECTUS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF BONDS IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WILL BE MADE ONLY PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF BONDS. ACCORDINGLY ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT MEMBER STATE OF THE EUROPEAN ECONOMIC AREA OF BONDS THAT ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS REGULATION, IN RELATION TO SUCH OFFER. NEITHER THE ISSUING ENTITY NOR ANY UNDERWRITER HAVE AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF BONDS IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS FOR SUCH OFFER.
ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT MEMBER STATE OF BONDS THAT ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY DO SO ONLY WITH RESPECT TO QUALIFIED INVESTORS WITHIN THE MEANING OF THE PROSPECTUS REGULATION. NEITHER WE NOR ANY UNDERWRITER HAS AUTHORIZED, NOR DO WE OR THEY AUTHORIZE, THE MAKING OF ANY OFFER OF BONDS OTHER THAN TO QUALIFIED INVESTORS WITHIN THE MEANING OF THE PROSPECTUS REGULATION.
ANY DISTRIBUTOR SUBJECT TO DIRECTIVE 2014/65/EU, AS AMENDED, THAT IS OFFERING, SELLING OR RECOMMENDING THE BONDS IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE BONDS AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS FOR THE PURPOSES OF THE MIFID PRODUCT GOVERNANCE RULES UNDER EU DELEGATED DIRECTIVE 2017/593.
EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED, SOLD OR OTHERWISE MADE AVAILABLE, AND WILL NOT OFFER, SELL OR OTHERWISE

MAKE AVAILABLE, ANY BONDS THAT ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO ANY EEA RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA. FOR PURPOSES OF THIS SECTION, THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE BONDS SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE BONDS.
Notice to Residents of the United Kingdom
THE BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UNITED KINGDOM. FOR THE PURPOSES OF THIS SECTION:
•
THE EXPRESSION “UK RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING:

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A RETAIL CLIENT AS DEFINED IN POINT (8) OF ARTICLE 2 OF REGULATION (EU) NO 2017/565 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA; OR

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A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FSMA AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA; OR

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NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF THE UK PROSPECTUS REGULATION; AND

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FOR PURPOSES OF THIS SECTION, THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE BONDS TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE BONDS.

CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA FOR OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO UK RETAIL INVESTORS IN THE UNITED KINGDOM HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UNITED KINGDOM MAY BE UNLAWFUL UNDER REGULATION (EU) NO 1286/2014 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF BONDS IN THE UNITED KINGDOM WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE FSMA FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF BONDS. THIS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE UK PROSPECTUS REGULATION.
THIS PROSPECTUS AND ANY OTHER MATERIAL IN RELATION TO THE BONDS IS ONLY BEING DISTRIBUTED TO, AND IS DIRECTED ONLY AT, PERSONS IN THE UNITED KINGDOM WHO ARE QUALIFIED INVESTORS AS DEFINED IN THE UK PROSPECTUS REGULATION WHO ARE ALSO:
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INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED;

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HIGH NET WORTH ENTITIES OR OTHER PERSONS FALLING WITHIN ARTICLES 49(2)(A) TO (D) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED; OR

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PERSONS TO WHOM IT WOULD OTHERWISE BE LAWFUL TO DISTRIBUTE IT,

ALL SUCH PERSONS TOGETHER BEING REFERRED TO IN THIS PARAGRAPH AS RELEVANT PERSONS. THE BONDS ARE ONLY AVAILABLE TO, AND ANY INVITATION, OFFER OR AGREEMENT TO SUBSCRIBE, PURCHASE OR OTHERWISE ACQUIRE SUCH BONDS WILL BE ENGAGED IN ONLY WITH, RELEVANT PERSONS. ANY PERSON IN THE UNITED KINGDOM THAT IS NOT A RELEVANT PERSON SHOULD NOT ACT OR RELY ON THIS PROSPECTUS OR ITS CONTENTS. THE BONDS ARE NOT BEING OFFERED TO THE PUBLIC IN THE UNITED KINGDOM.
ANY DISTRIBUTOR SUBJECT TO THE FINANCIAL CONDUCT AUTHORITY HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE BONDS AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS.
IN ADDITION, IN THE UNITED KINGDOM, EACH UNDERWRITER HAS REPRESENTED AND AGREED IN THE UNDERWRITING AGREEMENT THAT THE BONDS MAY NOT BE OFFERED OTHER THAN BY AN UNDERWRITER THAT:
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HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FSMA) RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE BONDS IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO US; AND

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HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE BONDS IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM.

Notice to Residents of Canada
THE BONDS MAY BE SOLD IN CANADA ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE BONDS MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.
SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.
PURSUANT TO SECTION 3A.3 OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS, THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.

PROSPECTUS SUMMARY
This summary highlights some information from this prospectus. Because this is a summary, it does not contain all of the information that may be important to you. You should read this prospectus in its entirety and carefully consider the Risk Factors beginning on page 20 of this prospectus before you decide whether to invest in the Bonds.
Securities Offered:	$646,000,000 of Senior Secured Securitization Bonds, Series 2023A, issued in two tranches, and scheduled to pay principal semi-annually in accordance with the expected sinking fund schedule in this prospectus.
Tranche	Principal Amount*
A-1	$250,000,000
A-2	$396,000,000

*
Principal amounts are approximate and subject to change.

Issuing Entity and Capital Structure:	Consumers 2023 Securitization Funding LLC, a special purpose Delaware limited liability company. Consumers Energy is the Issuing Entity’s sole member and owns all of its equity interests. The Issuing Entity has no commercial operations and was formed solely to purchase, own and administer the Securitization Property, to issue the Bonds and to perform activities incidental thereto, and the Issuing Entity’s organizational documents prohibit it from engaging in any other activity except as specifically authorized by the Financing Order. See “Description of the Issuing Entity” in this prospectus.
The Issuing Entity will be capitalized with an upfront cash deposit by Consumers Energy of 0.50% of the initial aggregate principal amount of the Bonds issued (to be held in the Capital Subaccount described herein). There will also be an Excess Funds Subaccount, which will be used to retain, until the next applicable Payment Date, any amounts collected and remaining after all scheduled payments due on such Payment Date for the Bonds have been made.
Issuing Entity’s Address and Telephone Number:	One Energy Plaza Jackson, Michigan 49201 (517) 788-0550
The Depositor, Sponsor, Seller and Initial Servicer:	Consumers Energy is a public utility that owns and operates electric generation and distribution facilities and gas transmission, storage and distribution facilities. Consumers Energy is a wholly-owned subsidiary of CMS Energy Corporation, referred to in this prospectus as CMS Energy. As of September 30, 2023, Consumers Energy served approximately 1.9 million electric customers in Michigan. Consumers Energy’s retail rates and certain other aspects of its business are subject to the jurisdiction of the MPSC. The Bonds do not constitute a debt, liability or other legal obligation of Consumers Energy.

Consumers Energy, acting as the Initial Servicer, and any successor Servicer, will service the Securitization Property securing the Bonds under a Servicing Agreement with the Issuing Entity. See “Consumers Energy Company — The Depositor, Sponsor, Seller and Initial Servicer” and “The Servicing Agreement” in this prospectus.
Consumers Energy currently acts as servicer with respect to the Series 2014A Securitization Bonds issued by Consumers 2014 Securitization Funding LLC, which is a wholly-owned subsidiary of Consumers Energy. Please read “Relationship to the Series 2014A Securitization Bonds” in this prospectus.
Consumers Energy’s Address and Telephone Number:	One Energy Plaza Jackson, Michigan 49201 (517) 788-0550
Indenture Trustee:	The Bank of New York Mellon. The Bank of New York Mellon also serves as the trustee for the Series 2014A Securitization Bonds. See “Description of the Indenture Trustee” in this prospectus for a description of the duties and responsibilities of the Indenture Trustee.
Purpose of Transaction:	This issuance of the Bonds will enable Consumers Energy to recover and refinance certain qualified costs eligible for recovery under the Statute. Please read “The Statute and the Financing Order” in this prospectus for additional information.
Transaction Overview:	The Statute allows the recovery of qualified costs by certain electric utilities through the issuance of securitization bonds. The Statute establishes a process to obtain a financing order under which the MPSC is allowed to authorize an electric utility (or its successors) to impose on its customers an irrevocable, Nonbypassable, securitization charge to fully recover qualified costs. The amount and terms for collections of these securitization charges are governed by one or more financing orders issued to an electric utility by the MPSC. The Statute permits an electric utility to transfer its rights and interests under a financing order, including the right to impose, collect and receive securitization charges, to a special purpose entity formed by the electric utility to issue securitization bonds secured by the right to receive revenues arising from the securitization charges. The electric utility’s right to impose, collect, receive and adjust the securitization charges, and all revenue, collections, payments, money and proceeds arising out of the rights and interests created under the financing order, upon transfer to the issuing entity, constitute securitization property.
References in this prospectus to the Financing Order mean the financing order issued by the MPSC in Case No. U-20889 on December 17, 2020, which is further described in this prospectus. Under the Financing Order, the MPSC authorized Consumers Energy to recover up to $688,300,000 of its Qualified Costs, consisting of up to the total amount of:
• $677,700,000 of the unrecovered book value of D.E. Karn Units 1 and 2 coal-fired generation units; and
• $10,600,000 of initial other Qualified Costs, referred to in this prospectus as the Initial Other Qualified Costs,

through the issuance of the Bonds. In accordance with the Financing Order, Securitization Charges shall be imposed for a period of not greater than eight years after the beginning of the first complete billing cycle during which the Securitization Charges were initially placed on any Customer’s bill and shall be collected from Customers in amounts sufficient to pay principal and interest on the Bonds and Ongoing Other Qualified Costs.
The primary transactions underlying the offering of the Bonds are as follows:
• Consumers Energy will sell the Securitization Property to the Issuing Entity in exchange for the net proceeds from the sale of the Bonds;
• the Issuing Entity will sell the Bonds, which will be secured primarily by the Securitization Property, to the underwriters; and
• Consumers Energy will act as the Initial Servicer of the Securitization Property.
The Bonds are not obligations of the Indenture Trustee, the Issuing Entity’s Managers or Consumers Energy or any of its affiliates, other than the Issuing Entity. The Bonds are also not obligations of the State of Michigan or any county, municipality or other political subdivision of the State of Michigan, including the MPSC.
Diagram of Transaction:	The following diagram represents a general summary of parties to the transactions underlying the offering of the Bonds, their roles and their various relationships to other parties:

Approximately 1.875 million Customers (33,216 GWh delivered in 2022)
Customers pay Securitization Charges to pay debt and other ongoing costs related to the Securitization Property based on electric consumption
Approves Securitization Charges on Customer bills
Michigan Public Service Commission (MPSC)
Issues Financing Order
Calculates Securitization Charges to be paid by Customers to meet payment schedules, prepares & submits true-ups, submits filings to MPSC
Consumers Energy Company
(Seller and Servicer)
Remits all Securitization Charges collected to Indenture Trustee
Issuing Entity purchases the Securitization Property from the Seller
Proceeds (net of upfront fees and expenses) from sale of Bonds
Indenture Trustee
Pays interest and principal semi-annually
Bond Proceeds
Consumers 2023 Securitization Funding LLC
(Issuing Entity)
Bondholders
Issued Bonds
Bankruptcy-Remote Entity

Flow of Funds:	The following diagram represents a general summary of the flow of funds of the Securitization Charges:

Customers
Securitization Charges ($)
Consumers Energy Company
(Seller & Servicer)
(Regulated by the MPSC)
Securitization
Property
(true sale)
Net Bond
Proceeds
Securitization
Charges ($)
Bond Proceeds
Consumers 2023 Securitization Funding LLC
(Issuing Entity)
Principal & Interest(1)
Bondholders
Pledge of Securitization Property
Bankruptcy-Remote Entity

(1)
Payments of principal and interest will follow payment of certain fees and operating expenses

Collateral:	The Bonds will be secured only by assets of the Issuing Entity. The Collateral securing the Bonds primarily consists of the Securitization Property. The Securitization Property is a present property right of the Issuing Entity created under the Statute by the Financing Order issued by the MPSC. The Collateral includes all of the Issuing Entity’s right, title and interest (whether owned on the issuance date or thereafter acquired or arising) in and to the Securitization Property created under and pursuant to the Financing Order and the Statute that is transferred by the Seller to the Issuing Entity pursuant to the Sale Agreement, including, to the fullest extent permitted by law, the right to impose, collect and receive Securitization Charges, the right to obtain periodic adjustments, referred to in this prospectus as True-Up Adjustments, to the Securitization Charges as provided in the Financing Order and the Statute, and all revenue, collections, payments, money and proceeds arising out of the rights and interests created under the Financing Order.
The Collateral securing the Bonds also includes the Issuing Entity’s rights under the Basic Documents governing the Bonds, and the Collection Account (and related subaccounts) held pursuant to the Indenture relating to the Bonds.

Subject to certain conditions, the consent of 100% of the registered holders of the Bonds, referred to in this prospectus as Holders, is required to direct the Indenture Trustee to sell or liquidate the Collateral (other than pursuant to an Event of Default for failure to pay interest or principal at maturity). Please read “Description of the Bonds — Events of Default; Rights Upon Event of Default” in this prospectus.
The Collateral for the Bonds will be separate from the collateral for the Series 2014A Securitization Bonds, which were issued by a different issuing entity from the Issuing Entity, and Holders of the Bonds will have no recourse to the collateral from that other issuance. Please read “Security for the Bonds” in this prospectus.
Collection Account and Subaccounts:	The Issuing Entity will establish the Collection Account to hold collections arising from the Securitization Charges as well as the capital contributions made to the Issuing Entity. The Collection Account will consist of three subaccounts:
• the General Subaccount;
• the Capital Subaccount; and
• the Excess Funds Subaccount.
The Capital Subaccount will be funded by Consumers Energy on or prior to the issuance of the Bonds through a capital contribution in an amount equal to 0.50% of the initial aggregate principal amount of the Bonds issued.
All collections of Securitization Charges by the Servicer will be remitted into the General Subaccount.
The Excess Funds Subaccount will receive deposits of any amounts attributable to the Qualified Costs remaining after payments of interest, scheduled principal, expenses and required deposits into the Capital Subaccount. Withdrawals from and deposits to these subaccounts will be made as described under “Security for the Bonds — How Funds in the Collection Account will be Allocated” in this prospectus.
Credit Ratings:	The Bonds are expected to receive credit ratings from two NRSROs. Please read “Rating Information” in this prospectus.
Payment Dates:	and of each year or, if not a Business Day, the next Business Day, including on the Scheduled Final Payment Date or Final Maturity Date for each tranche. The first Payment Date on which principal for a tranche of the Bonds is to be paid in accordance with the expected amortization schedule is , 2024.
Interest Payments:	Interest is due on each Payment Date. Interest will accrue on a 30/360 basis at the rate per annum specified for such tranche in the table below:
Tranche	Interest Rate
A-1	%
A-2	%

If any Payment Date is not a Business Day, payments scheduled to be made on such date may be made on the next Business Day, and no interest shall accrue upon such payment during the intervening period.
The Issuing Entity will pay interest on each tranche of Bonds before it pays the principal of any tranche of Bonds. Please read “Description of the Bonds — Principal Payments” in this prospectus. If there is a shortfall in the amounts available in the Collection Account to make interest payments, the Indenture Trustee will distribute interest pro rata to each tranche of Bonds based on the amount of interest payable on each outstanding tranche.
Principal Payments:	The Issuing Entity is scheduled to make payments of principal on each Payment Date and sequentially in accordance with the expected sinking fund schedule included in this prospectus.
Principal for each tranche is due upon the Final Maturity Date for that tranche.
Failure to make scheduled payments of principal on any Payment Date or the entire outstanding amount of Bonds of any tranche by the Scheduled Final Payment Date for that tranche will not result in an Event of Default with respect to any tranche. The failure to pay the entire outstanding principal balance of the Bonds of any tranche will result in an Event of Default only if such payment has not been made by the Final Maturity Date for such tranche.
Expected Weighted Average Life:	The expected weighted average life for each tranche of Bonds is set forth in the table below:
Tranche	Expected Weighted Average Life (in years)
A-1
A-2

Scheduled Final Payment Date and Final Maturity Date:	The Scheduled Final Payment Date and Final Maturity Date for each tranche of Bonds will be as set forth in the table below:
Tranche	Scheduled Final Payment Date Final	Maturity Date
A-1
A-2

Optional Redemption:	None. The Issuing Entity will not be permitted to optionally redeem the Bonds at any time prior to maturity.
Mandatory Redemption:	None. The Issuing Entity is not required to redeem the Bonds at any time prior to maturity.

Priority of Payments:	On each Payment Date, the Indenture Trustee will, solely at the written direction of the Servicer, apply all amounts on deposit in the Collection Account, including all investment earnings thereon, in the following priority:

(1)
amounts owed by the Issuing Entity to the Indenture Trustee (including legal fees and expenses and outstanding indemnity amounts) shall be paid to the Indenture Trustee in an amount not to exceed $250,000 per annum; provided, however, that such capped amount shall be disregarded and inapplicable following an Event of Default;

(2) the servicing fee with respect to such Payment Date and any unpaid servicing fees for prior Payment Dates shall be paid to the Servicer;

(3)
the administration fee for such Payment Date shall be paid to the Administrator and the independent Manager fee for such Payment Date shall be paid to each independent Manager, and in each case with any unpaid administration fees or independent Manager fees from prior Payment Dates;

(4) all other ordinary and periodic operating expenses of the Issuing Entity for such Payment Date not described above shall be paid to the parties to which such operating expenses are owed;
(5) interest due on the Bonds for such Payment Date, including any overdue interest due on the Bonds, shall be paid to the Holders;
(6) principal required to be paid on the Bonds on the Final Maturity Date of each tranche of the Bonds or as a result of an acceleration upon an Event of Default shall be paid to the Holders;

(7)
scheduled principal payments on the Bonds for such Payment Date, in accordance with the expected amortization schedule included in this prospectus, including any previously unpaid scheduled principal payments, shall be paid to the Holders, pro rata if there is a deficiency;

(8)
any other unpaid operating expenses (including any such fees, expenses and indemnity amounts owed to the Indenture Trustee but unpaid due to the limitation in clause (1) above) of the Issuing Entity and any remaining amounts owed pursuant to the Basic Documents shall be paid to the parties to which such operating expenses or remaining amounts are owed;

(9) replenishment of the amount, if any, by which the Required Capital Level exceeds the amount in the Capital Subaccount as of such Payment Date shall be allocated to the Capital Subaccount;
(10) as long as no Event of Default has occurred or is continuing, the investment earnings on deposit in the Capital Subaccount shall be paid to Consumers Energy;

(11) the balance, if any, shall be allocated to the Excess Funds Subaccount; and

(12)
after the Bonds have been paid in full and discharged, and all of the other foregoing amounts have been paid in full, together with all amounts due and payable to the Indenture Trustee under the Indenture, the balance (including all amounts then held in the Capital Subaccount and the Excess Funds Subaccount), if any, shall be paid to the Issuing Entity, free from the lien of the Indenture.

If on any Payment Date, or, for any amounts payable under clauses (1) through (4) above, on any Business Day, funds on deposit in the General Subaccount are insufficient to make the payments contemplated by clauses (1) through (8) above, the Servicer will direct the Indenture Trustee to draw from amounts on deposit in the Excess Funds Subaccount and, if such amounts remain insufficient, then to draw from amounts on deposit in the Capital Subaccount. In addition, if on any Payment Date funds on deposit in the General Subaccount are insufficient to make the allocations contemplated by clause (9) above, the Servicer will direct the Indenture Trustee to draw from amounts on deposit in the Excess Funds Subaccount to make such allocations to the Capital Subaccount.
Relationship to the Series 2014A Securitization Bonds:	On July 22, 2014, Consumers Energy sold securitization property to its wholly-owned subsidiary Consumers 2014 Securitization Funding LLC, which issued and sold $378,000,000 aggregate principal amount of Series 2014A Securitization Bonds, all in accordance with a financing order issued by the MPSC on December 6, 2013 pursuant to the Statute. After giving effect to payments on the Series 2014A Securitization Bonds on the November 1, 2023 semi-annual payment date, the Series 2014A Securitization Bonds had $141,234,292.38 in aggregate principal amount outstanding, which was equal to the amount set forth in the expected amortization schedule for the Series 2014A Securitization Bonds. The Series 2014A Securitization Bonds were issued in three tranches. Tranche A-1 of the Series 2014A Securitization Bonds has been repaid in full. Tranche A-2 of the Series 2014A Securitization Bonds has a final legal maturity date of November 1, 2025, and Tranche A-3 of the Series 2014A Securitization Bonds has a final legal maturity date of May 1, 2029. The scheduled final payment date of Tranche A-2 of the Series 2014A Securitization Bonds is November 1, 2024, and the scheduled final payment date of Tranche A-3 of the Series 2014A Securitization Bonds is May 1, 2028. Consumers Energy currently acts as servicer with respect to the Series 2014A Securitization Bonds. Consumers 2014 Securitization Funding LLC will have no obligations under the Bonds, and the Issuing Entity has no obligations under the Series 2014A Securitization Bonds. The collateral for the Bonds will be separate from the collateral for the Series 2014A Securitization Bonds, which were issued by a different issuing entity from the Issuing Entity, and Holders of the Bonds will have no recourse to the collateral from that other issuance. Please read “Relationship to the Series 2014A Securitization Bonds” in this prospectus.

Securitization Charges relating to the Bonds and securitization charges relating to the Series 2014A Securitization Bonds will be collected through single bills to individual retail electric distribution customers. In the event a retail electric distribution customer does not pay in full all amounts owed under any bill, including securitization charges, Consumers Energy, as servicer, is required to allocate any resulting shortfalls in securitization charges ratably based on the amounts of Securitization Charges owing in respect of the Bonds, amounts owing in respect to the Series 2014A Securitization Bonds, and any amounts owing to any subsequently created affiliate of Consumers Energy that issues securitization bonds. Please read “Relationship to the Series 2014A Securitization Bonds” in this prospectus.
Initial Securitization Charges as a Percentage of Customer’s Total Electricity Bill:	The initial Securitization Charge is expected to represent approximately 1.9% of the total electricity bill, as of September 30, 2023, received by a 659 kWh residential customer of Consumers Energy. When combined with the securitization charges for the Series 2014A Securitization Bonds, the cumulative securitization charges would be expected to represent approximately 2.5% of the total electricity bill, as of September 30, 2023, received by a 659 kWh residential customer of Consumers Energy.
True-Up Adjustments to the Securitization Charges:	The Statute and the Financing Order mandate that the Securitization Charges be reviewed and adjusted by the MPSC at least annually to correct any overcollections or undercollections of the preceding 12 months and to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. True-Up Adjustments may also be made by the Servicer semi-annually or more frequently at any time, without limits as to frequency, if the Servicer determines that a True-Up Adjustment is necessary to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. The Servicing Agreement will require Securitization Charges to be adjusted quarterly following the Scheduled Final Payment Date for each tranche of Bonds if there are any remaining amounts due. The Financing Order provides that semi-annual or more frequent true-ups may be implemented absent an MPSC order, unless contested. Any contest of any True-Up Adjustment shall be subject only to confirmation of the mathematical computations contained in the proposed True-Up Adjustment. Please read “The Statute and the Financing Order — True-Up Mechanism” in this prospectus. In the Financing Order, the MPSC affirms that it will act pursuant to the Financing Order to ensure that expected Securitization Charges are sufficient to pay on a timely basis all scheduled payments of principal of and interest on the Bonds and Ongoing Other Qualified Costs in connection with the Bonds.
Nonbypassable Securitization Charges:	The Statute provides that the Securitization Charges are Nonbypassable, and the Financing Order requires the imposition and collection of Securitization Charges from Customers.

Any successor to Consumers Energy under the Statute, whether pursuant to any bankruptcy, reorganization or other insolvency proceeding or pursuant to any merger, acquisition, sale or transfer, by operation of law, as a result of electric utility restructuring or otherwise, must perform and satisfy all obligations of Consumers Energy under the Statute and the Financing Order, including the collection of Securitization Charges.
Credit Enhancement:	Credit enhancement for the Bonds will be provided by the True-Up Mechanism, as well as the Capital Subaccount. The primary purpose of the Excess Funds Subaccount is not to provide credit enhancement for the Bonds. However, amounts in the Excess Funds Subaccount may be used to make debt service payments on the Bonds if needed.
Servicing Fees:	Consumers Energy, as Servicer, will receive an annual servicing fee equal to 0.05% of the initial aggregate principal amount of the Bonds. In the event that a successor Servicer is appointed that is not Consumers Energy or any of its affiliates, a higher annual servicing fee of up to 0.75% of the initial aggregate principal amount of the Bonds will be payable to the successor Servicer.
Additionally, the Servicer will be entitled to reimbursement by the Issuing Entity for filing fees and fees and expenses for attorneys, accountants, printing or other professional services retained by the Issuing Entity and paid for by the Servicer (or procured by the Servicer on behalf of the Issuing Entity and paid for by the Servicer) to meet the Issuing Entity’s obligations under the agreements governing the Bonds.
Michigan State Pledge:	The State of Michigan has pledged in the Statute, for the benefit and protection of the Holders, including trustees, collateral agents and other persons acting for the benefit of the Holders, referred to in this prospectus as the Financing Parties, under the Financing Order and Consumers Energy, that it will not take or permit any action that would impair the value of the Securitization Property, reduce or alter, except as allowed in connection with a True-Up Adjustment, or impair the Securitization Charges to be imposed, collected and remitted, until the principal, interest and premium, if any, and any other charges incurred and contracts to be performed, in connection with the Bonds have been paid and performed in full.
Michigan has both a voter initiative and a referendum process. The time for challenging the Statute through a referendum has expired, but the right of voters in Michigan to enact laws by initiative can be exercised at any time, provided a prescribed process is followed and successfully concluded. Constitutional protections against actions that violate the pledge of the State of Michigan should apply whether legislation is passed by the Michigan legislature or is brought about by a voter initiative.
The Bonds are not a debt or obligation of the State of Michigan and are not a charge on its full faith and credit or taxing power.
Please read “The Statute and the Financing Order — Electric Utilities May Securitize Qualified Costs” in this prospectus.

Minimum Denominations:	The Issuing Entity will issue the Bonds in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof, although one bond of each tranche may be of a smaller denomination.
Use of Proceeds:	The net proceeds of this offering are estimated to be approximately $ , after deducting underwriting discounts and commissions and initial costs of the transaction. The Issuing Entity will use the net proceeds from the sale of the Bonds to purchase the Securitization Property from the Seller. Consumers Energy, the Seller, will apply the proceeds of the sale of the Securitization Property in accordance with the Financing Order, as required by the Statute. The Financing Order approves proceeds to be applied for the following uses:
• to pay initial Qualified Costs incurred in connection with the issuance of the Bonds;
• to reimburse Consumers Energy for Qualified Costs, all of which shall have been incurred at the time of issuance of the Bonds; and
• to refinance or retire a portion of debt or equity of Consumers Energy in accordance with the Statute.
1940 Act Registration:	The Issuing Entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended, referred to in this prospectus as the 1940 Act, contained in Rule 3a-7 promulgated under the 1940 Act, although there may be additional exclusions or exemptions available to the Issuing Entity. The Issuing Entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Wall Street Reform and Consumer Protection Act, referred to in this prospectus as the Dodd-Frank Act.
Credit Risk Retention:	The Bonds are not subject to the 5% risk retention requirements imposed by Section 15G of the Exchange Act due to the exemption provided in Rule 19(b)(8) of the risk retention regulations in 17 C.F.R. Part 246 of the Exchange Act, referred to in this prospectus as Regulation RR. For information regarding the requirements of European legislation comprising Regulation (EU) 2017/2402, as amended, referred to in this prospectus as the EU Securitization Regulation, as to risk retention and other matters, please read “Risk Factors — Other Risks Associated with the Purchase of the Bonds — Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the Bonds” in this prospectus.
Federal Income Tax Status:	In the opinion of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Issuing Entity and Consumers Energy, for United States federal income tax purposes, the Bonds will constitute indebtedness of Consumers Energy, the sole member of the Issuing Entity. If you purchase a beneficial interest in any Bonds, you agree by your purchase to treat the Bonds as debt of Consumers Energy for United States federal income tax purposes.

ERISA Considerations:	Employee benefit plans, plans and other investors subject to the Employee Retirement Income Security Act of 1974, as amended, referred to in this prospectus as ERISA, Section 4975 of the Internal Revenue Code of 1986, as amended, referred to in this prospectus as the Code, or Similar Law, may acquire the Bonds subject to specified conditions. The acquisition, holding and disposition of the Bonds could be treated as a direct or indirect prohibited transaction under ERISA and/or Section 4975 of the Code or, in the case of a plan subject to Similar Law, a violation of Similar Law. Accordingly, by purchasing the Bonds, each investor purchasing on behalf of such a plan will be deemed to certify that the purchase, holding and disposition of the Bonds will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or, in the case of a plan subject to Similar Law, will not constitute or result in a violation of Similar Law. Please read “ERISA Considerations” in this prospectus.
Expected Settlement:	On or about , 2023, settling through DTC, Clearstream Banking, Luxembourg, S.A., and Euroclear Bank SA/NV, as operator of the Euroclear System, without the payment of accrued interest.

SUMMARY OF RISK FACTORS
Set forth below is a summary of the principal risk factors that you should consider before deciding whether to invest in the Bonds. These risks can affect the timing or ultimate payment of and value of your Bonds. A more detailed description of these and other risk factors follows this summary.
Risk Associated with Limited Source of Funds for Payment:   The only source of funds for the Bonds will be the Issuing Entity’s assets, which consist of the Securitization Property, the funds held pursuant to the Indenture and the Issuing Entity’s rights under various contracts described in this prospectus. The Bonds will be non-recourse obligations, secured only by the Collateral. You must rely for payment of the Bonds solely upon the Statute, state and federal constitutional rights arising from and to enforce the State Pledge, the irrevocable Financing Order, collections of the Securitization Charges and funds on deposit in the Collection Account (including the subaccounts thereof) held pursuant to the Indenture.
Risks Associated with Potential Judicial, Legislative or Regulatory Actions:   The Securitization Property is created pursuant to the Statute and the Financing Order issued to Consumers Energy by the MPSC. Neither the Issuing Entity nor Consumers Energy will indemnify you for any changes in the law, whether effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision. In addition, the MPSC retains the power to adopt, revise or rescind rules or regulations affecting Consumers Energy and might take certain actions that impair the Securitization Property. Also, True-Up Adjustment procedures may be challenged in the future, which might materially delay Securitization Charge collections.
Risks Associated with Servicing:   If the Servicer inaccurately forecasts electricity consumption or demand or underestimates customer delinquencies or charge-offs, there could be a shortfall or a material delay in collections of Securitization Charges. Factors that might cause inaccurate forecasting of electricity consumption or demand or customer delinquencies or charge-offs include unanticipated weather or economic conditions, general economic conditions, including an economic downturn caused by a catastrophe, a pandemic (or other health-related event) or a global or geopolitical event, the occurrence of a natural disaster, fires, smoke, or an act of war or terrorism, cyberattacks or other catastrophic event. The Servicer’s ability to collect Securitization Charges from Customers may also be impacted by some of these same factors.
If Consumers Energy ceases to service the Securitization Property related to the Bonds, it might be difficult to find a successor Servicer. Any successor Servicer might have less experience and ability than Consumers Energy and might experience difficulties in collecting Securitization Charges and determining appropriate adjustments to the Securitization Charges and billing and/or payment arrangements may change, resulting in delays or disruptions of collections. A successor Servicer might only be willing to perform such services for fees higher than those approved in the Financing Order or might charge fees that, although permitted under the Financing Order, are substantially higher than the fees paid to Consumers Energy as Servicer.
Risks Associated with the Unusual Nature of the Securitization Property:   In the event of foreclosure, there is likely to be a limited market, if any, for the Securitization Property. Therefore, foreclosure might not be a realistic or practical remedy. Moreover, although principal of the Bonds will be due and payable upon acceleration of the Bonds before maturity, payment of the Securitization Charges by Customers likely would not be accelerated and the nature of the Issuing Entity’s business will result in principal of the Bonds being paid as funds become available.
Risk Associated with Natural Disasters:   The potential disruption of Consumers Energy’s operations due to storms, natural disasters or other catastrophic events could be substantial. Generation, transmission, distribution and consumption of electricity might be interrupted temporarily, reducing the collections of Securitization Charges.
Risks Associated with Potential Bankruptcy Proceedings:   In the event of a bankruptcy of Consumers Energy, you may experience a delay in payment or losses on the Bonds due to various factors, including the comingling of Securitization Charges with other funds of the Servicer, an assertion that the sale of the Securitization Property was a financing transaction, a decision or order by a bankruptcy court that the assets of the Issuing Entity and Consumers Energy should be substantively consolidated, a holding by a bankruptcy court that the remittance of funds prior to bankruptcy of the Servicer constitutes a preference under bankruptcy law, the Bonds representing only unsecured claims against Consumers Energy, and other impacts of the bankruptcy process, such as an automatic stay.
Other Risks Associated with the Purchase of the Bonds:   Other risks associated with the purchase of the Bonds include the possible insufficiency of any indemnification obligations provided by Consumers Energy, the impact of an unsolicited rating, the absence of a secondary market for the Bonds, regulatory provisions affecting certain investors, and losses on investments of funds held pursuant to the Indenture.

RISK FACTORS
You should consider carefully all the information included in this prospectus, including the following factors, which might negatively impact the Issuing Entity’s ability to pay interest on, and the principal amount of, the Bonds and result in a reduction in the market value of your investment in the Bonds, before you decide whether to invest in the Bonds:
Risk Associated with Limited Source of Funds for Payment
You may experience material payment delays or incur a loss on your investment in the Bonds because the source of funds for payment is limited.
The only source of funds for payments of interest on and principal of the Bonds will be the Issuing Entity’s assets, which consist of:
•
the Securitization Property securing the Bonds, which constitutes the right to impose, collect and receive Securitization Charges as provided in the Financing Order, the right to obtain True-Up Adjustments of the Securitization Charges as provided in the Financing Order and the Statute, and all revenues or other proceeds arising from those rights and interests;

•
the funds on deposit in the Collection Account (including subaccounts thereof) held pursuant to the Indenture; and

•
the Issuing Entity’s rights under various contracts described in this prospectus.

The Bonds are not a debt or liability of the State of Michigan and are not a charge on its full faith and credit or taxing power, nor will the Bonds be insured or guaranteed by Consumers Energy, including in its capacity as Sponsor, Depositor, Seller or Servicer, or by its parent company, CMS Energy, any of their respective affiliates (other than the Issuing Entity), the Indenture Trustee or any other Person. The Bonds will be non-recourse obligations, secured only by the Collateral. Delays in payment on the Bonds might result in a reduction in the market value of the Bonds and, therefore, the value of your investment in the Bonds.
Thus, you must rely for payment of the Bonds solely upon the Statute, state and federal constitutional rights arising from and to enforce the State Pledge, the irrevocable Financing Order, collections of the Securitization Charges and funds on deposit in the Collection Account (including subaccounts thereof) held pursuant to the Indenture. If these amounts are not sufficient to make payments or there are delays in recoveries, you may experience material payment delays or incur a loss on your investment in the Bonds. The organizational documents of the Issuing Entity restrict the Issuing Entity’s right to acquire other assets unrelated to the transactions described in this prospectus. Please read “Description of the Issuing Entity” in this prospectus.
Risks Associated with Potential Judicial, Legislative or Regulatory Actions
Neither the Issuing Entity nor Consumers Energy is obligated to indemnify you for changes in law.
Neither the Issuing Entity nor Consumers Energy will indemnify you for any changes in the law, including any federal preemption or repeal or amendment of the Statute that may affect the value of your Bonds. Consumers Energy will agree in the Sale Agreement and the Servicing Agreement to institute any action or proceeding as may be reasonably necessary to block or overturn any attempts to cause a repeal, modification or amendment to the Statute that would be materially adverse to the Issuing Entity, the Indenture Trustee or the Holders. However, Consumers Energy may not be able to take such action and, if Consumers Energy does take action, such action may not be successful. Although Consumers Energy or any successor assignee might be required to indemnify the Issuing Entity if legal action based on the law in effect at the time of the issuance of the Bonds invalidates the Securitization Property, such indemnification obligations do not apply for any changes in law after the date the Bonds are issued, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision. See “The Sale Agreement — Seller Representations and Warranties” and “The Servicing Agreement — Servicing Standards and Covenants” in this prospectus.

Future judicial action could reduce the value of your investment in the Bonds.
The Securitization Property securing the Bonds is created pursuant to the Statute and the Financing Order issued to Consumers Energy by the MPSC pursuant to the Statute. There is uncertainty associated with investing in bonds payable from an asset that depends for its existence on legislation because there is limited judicial or regulatory experience implementing and interpreting the legislation. Because the Securitization Property is a creation of the Statute, any judicial determination affecting the validity of or interpreting the Statute, the Securitization Property or the Issuing Entity’s ability to make payments on the Bonds might have an adverse effect on the Bonds. A federal or state court could be asked in the future to determine whether the relevant provisions of the Statute are unlawful or invalid. If the Statute is invalidated, the Financing Order might also be invalidated.
Other states have passed legislation similar to the Statute to authorize recoveries by utilities of specified costs, such as costs associated with deregulation of the electricity market, environmental control costs or hurricane recovery costs, and some of those laws have been challenged by judicial actions or utility commission proceedings. To date, none of those challenges has succeeded, but future challenges might be made. An unfavorable decision challenging legislation similar to the Statute would not automatically invalidate the Statute or the Financing Order, but it might provoke a challenge to the Statute or the Financing Order, establish a legal precedent for a successful challenge to the Statute or the Financing Order or heighten awareness of the political and other risks of the Bonds, and in that way may limit the liquidity and value of the Bonds. Therefore, legal activity in other states might indirectly affect the value of your investment in the Bonds.
If an invalidation of any relevant underlying legislative provision or Financing Order provision were to result from such litigation, you might lose some or all of your investment or you might experience delays in recovering your investment.
Future Michigan legislative action might attempt to invalidate the Bonds or the Securitization Property and reduce the value of your investment.
Under the Statute, the State of Michigan has pledged, for the benefit and protection of the Holders, including Financing Parties, under the Financing Order and Consumers Energy, that it will not take or permit any action that would impair the value of the Securitization Property, reduce or alter, except as allowed in connection with a True-Up Adjustment, or impair the Securitization Charges to be imposed, collected and remitted to the Financing Parties, until the principal, interest and premium, if any, and any other charges incurred and contracts to be performed, in connection with the Bonds have been paid and performed in full. For a more detailed description of the State Pledge, see “The Statute and the Financing Order” in this prospectus. Despite the State Pledge, the Michigan legislature might attempt to repeal the Statute, or attempt to amend the Statute, or, as described below, the MPSC might take certain actions that impair the Securitization Property. It might be possible for the Michigan legislature to repeal or amend the Statute notwithstanding the State Pledge if the legislature acts in order to serve a significant and legitimate public purpose. Any of these actions, as well as the costly and time-consuming litigation that likely would ensue as a result of such actions, might adversely affect the price and liquidity of, the dates of payment of interest on and principal of, and the weighted average lives of, the Bonds. Moreover, the outcome of any litigation cannot be predicted. Accordingly, you might incur a loss on or delay in recovery of your investment in the Bonds.
If an action of the Michigan legislature adversely affecting the Securitization Property or the ability to collect Securitization Charges were considered a taking under the United States or Michigan Constitutions, the State of Michigan might be obligated to pay compensation for the taking. However, even in that event, there is no assurance that any amount provided as compensation would be sufficient for you to recover fully your investment in the Bonds or to offset interest lost pending that recovery.
Under the Michigan Constitution, the Michigan electorate has the power of initiative, which gives the electorate the ability to propose laws and to enact and repeal laws that the legislature has the power otherwise to enact. Among other requirements, qualifying an initiative for an election requires petitions signed by registered electors constituting at least 8% of the total votes cast for governor at the immediately preceding general election at which a governor was elected. An initiative proposal that is not subsequently approved by the legislature will become effective only if it is approved by a majority of the electors voting at the next general election. As of the date of this prospectus, no voter initiative or petition affecting the Bonds was pending or certified, and neither the Issuing Entity nor Consumers Energy is aware of any efforts to circulate petitions for action.
The enforcement of any rights against the State of Michigan or the MPSC under the State Pledge may be subject to the exercise of judicial discretion in appropriate cases and to the limitations on legal remedies against state and local governmental entities in Michigan. These limitations might include, for example, the necessity to exhaust administrative remedies prior to bringing suit in a court or limitations on type and locations of courts in which the State of Michigan or the MPSC may be sued.
Except as described in “The Sale Agreement — Indemnification” in this prospectus, neither the Issuing Entity, Consumers Energy, nor any of its successors, assignees or affiliates will indemnify you for any change in law, including any amendment or repeal of the Statute, that might affect the value of the Bonds.
The federal government might preempt the Statute without full compensation.
Federal preemption of the Statute could prevent Holders from receiving payments on the Bonds. In the past, bills have been introduced in Congress to prohibit the recovery of charges similar to the Securitization Charges, although Congress has not enacted any law to that effect. As of the date of this prospectus, neither the Issuing Entity nor Consumers Energy is aware of the House or the Senate, or any of their committees having primary relevant jurisdiction, having considered legislation that would prohibit the recovery of charges similar to the Securitization Charges. However, we can give no assurances that Congress may not do so in the future. Enactment of a federal law prohibiting the recovery of charges similar to the Securitization Charges might have the effect of preempting the Statute and thereby prohibiting the recovery of the Securitization Charges, which would cause delays and losses on payments on the Bonds.
The Issuing Entity can give no assurances that a court would consider the preemption by federal law of the Statute to be a taking of property from the Issuing Entity or the Holders under the U.S. Constitution or under the Constitution of the State of Michigan. Moreover, even if this preemption of the Statute by the federal government were considered a taking under the U.S. Constitution or under the Constitution of the State of Michigan for which the federal government had to pay just compensation, the Issuing Entity can give no assurance that this compensation would be sufficient to pay the full amount of principal of and interest on the Bonds or to pay those amounts on a timely basis.
The MPSC might attempt to take actions that could reduce the value of your investment in the Bonds.
The Statute provides that the Financing Order together with the Securitization Charges authorized in the Financing Order are irrevocable and that the MPSC may not impair, reduce or alter, except for the True-Up Adjustments, the Securitization Charges authorized under the Financing Order. However, the MPSC retains the power to adopt, revise or rescind rules or regulations affecting Consumers Energy. The MPSC also retains the power to interpret the Financing Order granted to Consumers Energy, and in that capacity might be called upon to rule on the meanings of provisions of the Financing Order that might need further elaboration. Any new or amended regulations or orders from the MPSC might attempt to affect the ability of the Servicer to collect the Securitization Charges in full and on a timely basis, affecting the amortization of the Bonds and their weighted average lives, and, accordingly, the rating of the Bonds or their price. However, in the Financing Order, the MPSC affirmed that it shall not reduce, impair, postpone, terminate or otherwise adjust the Securitization Charges approved in the Financing Order or impair the Securitization Property or the collection of Securitization Charges or the recovery of the Qualified Costs and Ongoing Other Qualified Costs and that it will act pursuant to the Financing Order to ensure that the expected Securitization Charges are sufficient to pay on a timely basis scheduled payments of principal of and interest on the Bonds issued pursuant to the Financing Order and the Ongoing Other Qualified Costs in connection with the Bonds.
Consumers Energy, as Servicer, is required to file with the MPSC, on our behalf, certain True-Up Adjustments of the Securitization Charges. Please read “The Statute and the Financing Order — True-Up Mechanism” and “The Servicing Agreement — True-Up Mechanism” in this prospectus. True-Up Adjustment procedures may be challenged in the future. Challenges to or delays in the True-Up Mechanism might adversely affect the market perception and valuation of the Bonds. Also, any litigation might materially delay Securitization Charge collections due to delayed implementation of True-Up Adjustments and might result in missing payments or payment delays and lengthened weighted average life of the Bonds.
Risks Associated with Servicing
Inaccurate consumption or collection forecasting might reduce scheduled payments on the Bonds.
The Securitization Charges are assessed based on kilowatt-hours, referred to in this prospectus as kWh, of electricity consumed by customers. The amount and rate of collections of Securitization Charges will depend in part on actual electricity consumption and demand and the amount of collections and write-offs for each Securitization Rate Class. If the Servicer inaccurately forecasts electricity consumption or demand or underestimates customer delinquencies or charge-offs when setting or adjusting the Securitization Charges, there could be a shortfall or a material delay in collections of Securitization Charges, which might result in missed or delayed payments of principal and interest and lengthened weighted average life of the Bonds. See “The Servicing Agreement — True-Up Mechanism” in this prospectus.
Inaccurate forecasting of electricity consumption or demand by the Servicer could result from, among other things:
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unanticipated weather, including catastrophic weather-related damage and extreme temperatures, or economic conditions, resulting in less electricity consumption or demand than forecasted;

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general economic conditions, including an economic downturn caused by a catastrophe, a pandemic (or other heath-related event) or a global or geopolitical event, causing customers to migrate from Consumers Energy’s service territory or reduce their electricity consumption or demand;

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the occurrence of a natural disaster, fires, smoke, or an act of war or terrorism, cyberattacks, or other catastrophic event, including pandemics, unexpectedly disrupting electrical service and reducing electricity consumption or demand;

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unanticipated changes in the market structure of the electric industry;

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large customers unexpectedly ceasing to do business or leaving Consumers Energy’s service territory;

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customers consuming less electricity than anticipated because of increased energy prices, unanticipated increases in conservation efforts or unanticipated increases in electric consumption efficiency;

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differences or changes in forecasting methodology; or

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customers unexpectedly switching to alternative sources of energy, including self-generation of electric power.

Inaccurate forecasting of delinquencies or charge-offs by the Servicer could result from, among other things:
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unexpected deterioration of the economy, the occurrence of a natural disaster, an act of war or terrorism or other catastrophic events, including pandemics, causing greater charge-offs than expected or forcing Consumers Energy or a successor distribution company to grant additional payment relief to more customers;

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an unexpected change in law or actions taken by the MPSC that make it more difficult for Consumers Energy or a successor distribution company to disconnect nonpaying customers or that requires Consumers Energy or a successor distribution company to apply more lenient credit standards in accepting customers; or

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the introduction into the energy markets, as a result of a fundamental change in the regulation of electric utilities in Michigan, of less creditworthy third-party energy suppliers that are permitted to collect payments arising from the Securitization Charges, but who may fail to remit collections to the Servicer in a timely manner.

Your investment in the Bonds depends on Consumers Energy or its successors or assignees acting as Servicer of the Securitization Property.
Consumers Energy, as Servicer, will be responsible for, among other things, calculating, billing, collecting and posting the Securitization Charges from Customers, submitting requests to the MPSC to adjust these charges, monitoring the Collateral for the Bonds and taking certain actions in the event of non-payment by a Customer. The Indenture Trustee’s receipt of collections in respect of the Securitization Charges, which will be used to make payments on the Bonds, will depend in part on the skill and diligence of the Servicer in performing these functions. The systems that the Servicer has in place for Securitization Charge billings, collections and postings, as the same may be modified by any applicable current or future MPSC Regulations, might, in particular circumstances, cause the Servicer to experience difficulty in performing these functions in a timely and accurate manner. In addition, should the Servicer enter into bankruptcy, to the extent permitted by law or the bankruptcy court, it may stop acting as Servicer, which may result in the disruption of collection of the Securitization Charges. If the Servicer fails to make collections for any reason, then the Servicer’s payments to the Indenture Trustee in respect of the Securitization Charges might be delayed or reduced. In that event, the Issuing Entity’s payments on the Bonds might be delayed or reduced.
Consumers Energy’s operations are subject to risks beyond its control, including cyber incidents, physical security threats, and terrorism, which could limit Consumers Energy’s operations and ability to service the Securitization Property.
Consumers Energy operates in an industry that requires the continued operation of sophisticated information and control technology systems and network infrastructure, which control an interconnected system of generation, distribution and transmission systems shared with third parties. Consumers Energy’s technology systems are vulnerable to disability or failures due to cyber incidents, physical security threats, acts of war or terrorism, and other causes, as well as loss of operational control of Consumers Energy’s electric generation and distribution assets.
Information security risks have increased in recent years as a result of the proliferation of new technologies and the increased sophistication and frequency of cyberattacks, and data security breaches. Suppliers, vendors, contractors, and information technology providers have access to systems that support Consumers Energy’s operations and maintain customer and employee data. A breach of these third-party systems, such as at another utility, electric generator, system operator or commodity supplier, could adversely affect the business as if it was a breach of Consumers Energy’s own system. In addition, Consumers Energy’s generation and electrical distribution facilities may be targets of physical security threats or terrorist activities that could disrupt Consumers Energy’s ability to operate.
Consumers Energy has been subject to attempted cyberattacks from time to time, but these attacks have not had a material impact on its system or business operations. A successful physical or cyber security intrusion may occur despite Consumers Energy’s security measures or those that it requires its vendors to take, which include compliance with reliability standards and critical infrastructure protection standards. Despite the implementation of security measures, all assets and systems are potentially vulnerable to disability, failures, or unauthorized access due to physical or cyber security intrusions caused by human error, vendor bugs, terrorist attacks, or other malicious acts.
If Consumers Energy’s assets or systems were to fail, be physically damaged, or be breached, and were not recovered in a timely manner, Consumers Energy may be unable to perform critical business functions, including the distribution of electricity and the metering and billing of customers, all of which could materially affect Consumers Energy’s ability to bill and collect Securitization Charges or otherwise service the Securitization Property.
If the Issuing Entity needs to replace Consumers Energy as the Servicer, the Issuing Entity may experience difficulties finding and using a replacement Servicer.
Under certain circumstances, Consumers Energy may resign as Servicer, or the Indenture Trustee or certain Holders may remove Consumers Energy as Servicer. See “The Servicing Agreement — Matters Regarding the Servicer” and “The Servicing Agreement — Rights When Servicer Defaults” in this prospectus.

If Consumers Energy ceases to service the Securitization Property related to the Bonds, it might be difficult to find a successor Servicer. Also, any successor Servicer might have less experience and ability than Consumers Energy and might experience difficulties in collecting Securitization Charges and determining appropriate adjustments to the Securitization Charges and billing and/or payment arrangements may change, resulting in delays or disruptions of collections. A successor Servicer might only be willing to perform such services for fees higher than those approved in the Financing Order or might charge fees that, although permitted under the Financing Order, are substantially higher than the fees paid to Consumers Energy as Servicer. Although a True-Up Adjustment may be required to allow for the increase in fees, there could be a gap between the incurrence of those fees and the implementation of the True-Up Adjustment to adjust for that increase that might adversely affect distributions. In addition, in the event of the commencement of a case by or against the Servicer under Title 11 of the United States Code, as amended, referred to in this prospectus as the Bankruptcy Code, or similar laws, the Issuing Entity and the Indenture Trustee might be prevented from effecting a transfer of servicing due to operation of the Bankruptcy Code. Any of these factors might delay the timing of payments and reduce the value of your investment.
Consumers Energy has sold certain securitization property (which is separate from the Securitization Property described in this prospectus) to Consumers 2014 Securitization Funding LLC. Under the Intercreditor Agreement to be entered into at the time of issuance of the Bonds among Consumers Energy, the Issuing Entity, the Indenture Trustee, Consumers 2014 Securitization Funding LLC and the trustee for the Series 2014A Securitization Bonds, replacement of the Servicer would require the agreement of the Indenture Trustee and the trustee for the Series 2014A Securitization Bonds. In the event of a default by the Servicer under the Servicing Agreement, if the Indenture Trustee and the trustee for the Series 2014A Securitization Bonds are unable to agree on a replacement servicer, the Indenture Trustee would not be able to replace Consumers Energy or any successor as Servicer. Any of these events could adversely affect the billing, collection and posting of the Securitization Charges and the value of your investment in the Bonds. See “The Servicing Agreement — Intercreditor Agreement” in this prospectus.
In addition to the above, it is possible that Consumers Energy may, in the future, cause subsidiaries to issue other securities, similar to the Bonds, that are backed by securitization charges owing from retail electric distribution customers or similar types of property. Consumers Energy will covenant in the Sale Agreement that, in the event of any issuance of that sort, it will also enter into an intercreditor agreement with the Indenture Trustee and the trustees for those other issuances, which would provide that the servicer for the Bonds and those other issuances must be one and the same entity. Any expansion of the Intercreditor Agreement to include those subsequent issuances could further impair the ability of the Holders to appoint a successor Servicer in the event of a Servicer Default.
Changes to billing, collection and posting practices might reduce the value of your investment in the Bonds.
The Financing Order specifies the methodology for determining the amount of the Securitization Charges the Issuing Entity may impose; however, subject to any required MPSC approval, the Servicer may set its own billing, collection and posting arrangements with Customers from whom it collects Securitization Charges, provided that these arrangements comply with any applicable MPSC customer safeguards and the provisions of the Servicing Agreement. For example, to recover part of an outstanding bill, the Servicer may agree to extend a Customer’s payment schedule or to write off the remaining portion of the bill, including the Securitization Charges. Also, subject to any required MPSC approval, the Servicer may change billing, collection and posting practices, which might adversely impact the timing and amount of Customer payments and might reduce Securitization Charge collections, thereby limiting the Issuing Entity’s ability to make scheduled payments on the Bonds. Separately, the MPSC might require changes to these practices. Any changes in billing, collection and posting practices or regulations might make it more difficult for the Servicer to collect the Securitization Charges and adversely affect the value of your investment in the Bonds.
It might be difficult for successor Servicers to collect the Securitization Charges from Consumers Energy’s Customers.
Any successor Servicer may bring an action against a Customer for non-payment of the Securitization Charges, but only a successor Servicer that is a successor electric utility may terminate electric service for failure to pay the Securitization Charges. A successor Servicer that does not have the threat of termination of electric service available to enforce payment of the Securitization Charges would need to rely on the successor electric utility to threaten to terminate service for nonpayment of other portions of monthly electric utility bills. This inability might result in higher delinquencies and reduce the value of your investment. Also, a change in the Servicer would cause payment instructions to change, which could lead to a period of disruption in which Customers withhold payment or continue to remit payment according to the former payment instructions, resulting in delays in collection that could result in delays in payments on the Bonds.
Risks Associated with the Unusual Nature of the Securitization Property
Securitization Charges may not be billed more than eight years after the beginning of the first complete billing cycle during which such Securitization Charges were initially placed on any Customer’s bill.
Under the Financing Order, Securitization Charges may not be billed more than eight years after the beginning of the first complete billing cycle during which the Securitization Charges were initially placed on any Customer’s bill. However, Consumers Energy may continue to collect any billed but uncollected Securitization Charges after the close of this eight-year period. If Securitization Charges collected from billings through this period are not sufficient to repay the Bonds in full, no other funds will be available to pay the unpaid balance due on the Bonds other than funds in the Capital Subaccount.
Foreclosure of the Indenture Trustee’s lien on the Securitization Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect.
Under the Statute and the Indenture, the Indenture Trustee or the Holders have the right to foreclose or otherwise enforce the lien on the Securitization Property securing the Bonds. However, in the event of foreclosure, there is likely to be a limited market, if any, for the Securitization Property. Therefore, foreclosure might not be a realistic or practical remedy. Moreover, although principal of the Bonds will be due and payable upon acceleration of the Bonds before maturity, payment of the Securitization Charges by Customers likely would not be accelerated and the nature of the Issuing Entity’s business will result in principal of the Bonds being paid as funds become available. If there is an acceleration of the Bonds, all tranches of the Bonds will be paid pro rata; therefore, some tranches might be paid earlier than expected and some tranches might be paid later than expected.
Risk Associated with Natural Disasters
Storm damage to Consumers Energy’s operations might impair payment of the Bonds.
Severe weather, such as ice and snow storms, hurricanes and other natural disasters, may cause outages and property damage. The potential disruption of Consumers Energy’s operations due to storms, natural disasters or other catastrophic events could be substantial. Generation, transmission, distribution and consumption of electricity might be interrupted temporarily, reducing the collections of Securitization Charges. There might be longer-lasting adverse effects on residential and commercial development and economic activity in the Michigan service area, which could cause the per-kWh Securitization Charges to be greater than expected. Legislative action adverse to the Holders might be taken in response, and such legislation, if challenged as a violation of the State Pledge, might be defended on the basis of public necessity. Please read “The Statute and the Financing Order” and “Risk Factors — Risks Associated with Potential Judicial, Legislative or Regulatory Actions — Future Michigan legislative action might attempt to invalidate the Bonds or the Securitization Property and reduce the value of your investment” in this prospectus.
Risks Associated with Potential Bankruptcy Proceedings
For a more detailed discussion of the following bankruptcy risks, please read “How a Bankruptcy May Affect Your Investment” in this prospectus.
The Servicer will commingle the Securitization Charges with other revenues it collects, which might obstruct access to the Securitization Charges in case of the Servicer’s bankruptcy and reduce the value of your investment in the Bonds.
The Servicer will be required to remit estimated Securitization Charge collections to the Indenture Trustee no later than the second Servicer Business Day of receipt. The Servicer will not segregate

Securitization Charge collections from the other funds it collects from Customers or its general funds, including amounts relating to the Series 2014A Securitization Bonds. The Securitization Charge collections will be estimated and segregated only when the Servicer remits them to the Indenture Trustee.
Despite this requirement, the Servicer might fail to remit the full amount of the Securitization Charges payable to the Indenture Trustee or might fail to do so on a timely basis. This failure, whether voluntary or involuntary, might materially reduce the amount of Securitization Charge collections available to make payments on the Bonds.
Absent a default under the Servicing Agreement, Consumers Energy will be permitted to remit estimated Securitization Charge collections to the Indenture Trustee instead of being required to remit actual amounts. While Consumers Energy will be responsible for identifying and calculating the actual amount of Securitization Charge collections in the event of a default under the Servicing Agreement, it may be difficult for Consumers Energy to identify such charges, given existing limitations in its billing system.
The Statute provides that the priority of a lien and security interest perfected in Securitization Property is not impaired by the commingling of the funds arising from Securitization Charges with any other funds. In a bankruptcy of the Servicer, however, a bankruptcy court might rule that federal bankruptcy law takes precedence over the Statute and might decline to recognize the Issuing Entity’s right to collections of the Securitization Charges that are commingled with other funds of the Servicer as of the date of bankruptcy. If so, the collections of the Securitization Charges held by the Servicer as of the date of bankruptcy would not be available to pay amounts owing on the Bonds. In this case, the Issuing Entity would have only a general unsecured claim against the Servicer for those amounts. This decision could cause material delays in payments of principal or interest, or losses, on your Bonds and could materially reduce the value of your investment in the Bonds.
The bankruptcy of Consumers Energy or any successor or assignee could result in losses or delays in payments on the Bonds.
The Statute and/or the Financing Order provide that as a matter of Michigan state law:
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that Securitization Property constitutes a present property right even though the imposition and collection of the Securitization Charges depends on the further acts of the electric utility or others that have not yet occurred;

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that the rights of an electric utility to Securitization Property before its sale to any assignee shall be considered a property interest in a contract;

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that the Financing Order shall remain in effect and the Securitization Property shall continue to exist until the Bonds and expenses related to the Bonds have been paid in full; and

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that an agreement by an electric utility or assignee to transfer Securitization Property that expressly states that the transfer is a sale or other absolute transfer signifies that the transaction is a true sale and is not a secured transaction and that title, legal and equitable, has passed to the entity to which the Securitization Property is transferred.

These principles are important to maintaining payments on the Bonds in accordance with their terms during any bankruptcy of Consumers Energy.
A bankruptcy court generally follows state property law on issues such as those addressed by the Statute described above. However, a bankruptcy court has authority not to follow state law if it determines that the state law is contrary to a paramount federal bankruptcy policy or interest. If a bankruptcy court in a bankruptcy of Consumers Energy refused to enforce one or more of the state property law provisions described above, the effect of this decision on you as a Holder could be similar to the treatment you would receive in a bankruptcy of Consumers Energy if the Bonds had been issued directly by Consumers Energy. A decision by the bankruptcy court that, despite the separateness of the Issuing Entity from Consumers Energy, the assets and liabilities of the Issuing Entity and those of Consumers Energy should be substantively consolidated would have a similar effect on you as a Holder.
The Issuing Entity has taken steps together with Consumers Energy, as the Seller, to reduce the risk that, in the event Consumers Energy or an affiliate of Consumers Energy were to become the debtor in a bankruptcy case, a court would order that the assets and liabilities of the Issuing Entity should be substantively consolidated with those of Consumers Energy or an affiliate. Nonetheless, these steps might not be effective, and thus if Consumers Energy or an affiliate of Consumers Energy were to become a debtor in a bankruptcy case, a court may order that the assets and liabilities of the Issuing Entity be consolidated with those of Consumers Energy or the affiliate. This might cause material delays in payment of, or losses on, your Bonds and might materially reduce the value of your investment in the Bonds. For example:
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without permission from the bankruptcy court, the Indenture Trustee might be prevented from taking actions against Consumers Energy or recovering or using funds on your behalf or replacing Consumers Energy as the Servicer;

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the bankruptcy court might order the Indenture Trustee to exchange the Securitization Property for other property of lower value;

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tax or other government liens on Consumers Energy’s property might have priority over the Indenture Trustee’s lien and might be paid from collections of Securitization Charges before payments on your Bonds;

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the Indenture Trustee’s lien might not be properly perfected in collections of Securitization Charges prior to or as of the date of Consumers Energy’s bankruptcy, with the result that the Bonds would represent only general unsecured claims against Consumers Energy;

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the bankruptcy court might rule that neither the Issuing Entity’s property interest nor the Indenture Trustee’s lien extends to Securitization Charges in respect of electricity consumed after the commencement of Consumers Energy’s bankruptcy case, with the result that your Bonds would represent only general unsecured claims against Consumers Energy;

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the Issuing Entity and Consumers Energy might be relieved of the obligation to make any payments on your Bonds during the pendency of the bankruptcy case and might be relieved of any obligation to pay interest accruing after the commencement of the bankruptcy case;

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Consumers Energy might be able to alter the terms of the Bonds as part of its plan of reorganization;

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the bankruptcy court might rule that the Securitization Charges should be used to pay, or the Issuing Entity should be charged for, a portion of the cost of providing electric service; or

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the bankruptcy court might rule that the remedy provisions of the Sale Agreement are unenforceable, leaving the Issuing Entity with an unsecured claim of actual damages against Consumers Energy that may be difficult to prove or, if proven, to collect in full.

Furthermore, if Consumers Energy were to become a debtor in a bankruptcy case, it could be permitted to stop acting as Servicer, and it may be difficult to find a third party to act as successor Servicer. The failure of the Servicer to perform its duties or the inability to find a successor Servicer could cause payment delays or losses on your investment in the Bonds. Also, the mere fact of a Servicer or Seller bankruptcy proceeding might have an adverse effect on the resale market for the Bonds and on the value of the Bonds.
The sale of the Securitization Property might be construed as a financing and not a sale in a case of Consumers Energy’s bankruptcy, which might delay or limit payments on the Bonds.
The Statute provides that an agreement by an electric utility to transfer securitization property that expressly states that the transfer is a sale or other absolute transfer signifies that the transaction is a true sale and is not a secured transaction, that legal and equitable title has passed to the entity to which the securitization property is transferred, and that a true sale applies regardless of, among other things, the treatment of the transfer as a financing for tax, financial reporting or other purposes. The Issuing Entity and Consumers Energy will treat the transaction as a sale under applicable law, although for financial reporting and federal and state income tax purposes the transaction will be treated as a financing. In the event of a bankruptcy of Consumers Energy, a party in interest in the bankruptcy might assert that the sale of the Securitization Property to the Issuing Entity was a financing transaction and not a true sale or other absolute transfer and that the treatment of the transaction for financial reporting and tax purposes as a financing and not a sale lends weight to that position. If a court were to recharacterize the transaction as a financing, the Issuing Entity expects that it would, on behalf of the Issuing Entity and the Indenture Trustee, be treated as a secured creditor of Consumers Energy in the bankruptcy on account of the lien on the Securitization Property, although a court might determine that the Issuing Entity only has an unsecured claim against Consumers Energy to the extent that it determines that the value of the Securitization Property is less than the amount due to the Issuing Entity or the security interest is not properly perfected. Even if the Issuing Entity had a security interest in the Securitization Property (which the Sale Agreement purports to provide in the event sale treatment is disallowed), the Issuing Entity would not likely have access to the related Securitization Charge collections during the bankruptcy and would be subject to the risks of a secured creditor in a bankruptcy case, including the possible bankruptcy risks described under “Risk Factors — Risks Associated with Potential Bankruptcy Proceedings — The bankruptcy of Consumers Energy or any successor or assignee could result in losses or delays in payments on the Bonds” in this prospectus. As a result, repayment of the Bonds might be significantly delayed and a plan of reorganization in the bankruptcy might permanently modify the amount and timing of payments to the Issuing Entity of the related Securitization Charge collections and therefore the amount and timing of funds available to the Issuing Entity to pay Holders.
The Securitization Charges remitted by the Servicer before the date of any future bankruptcy of the Servicer, to the extent one were to occur, might constitute preferences, which means these funds might be required to be returned to the Servicer’s bankruptcy estate.
In the event of a bankruptcy of the Servicer, a party in interest might take the position that the remittance of funds prior to bankruptcy of the Servicer, pursuant to the Servicing Agreement, constitutes a preference under bankruptcy law if the remittance of those funds was deemed to be paid on account of a preexisting debt. If a court were to hold that the remittance of funds constitutes a preference, any such remittance within 90 days of the filing of the bankruptcy petition could be avoidable, and the funds could be required to be returned to the bankruptcy estate of the Servicer. To the extent that Securitization Charges have been commingled with the general funds of the Servicer, the risk that a court would hold that a remittance of funds was a preference would increase. Also, if the Issuing Entity is considered an “insider” of the Servicer, any such remittance made within one year of the filing of the bankruptcy petition could be avoidable as well if the court were to hold that such remittance constitutes a preference. In either case, the Issuing Entity or the Indenture Trustee would merely be an unsecured creditor of the Servicer. If any funds were required to be returned to the bankruptcy estate of the Servicer, the Issuing Entity would expect that the amount of any future Securitization Charges would be increased through the statutory True-Up Adjustments to recover such amount, though this would not eliminate the risk of payment delays or losses on your investment in the Bonds.
Claims against Consumers Energy or any successor Seller might be limited in the event of a bankruptcy of the Seller.
If the Seller were to become a debtor in a bankruptcy case, claims, including indemnity claims, by the Issuing Entity against the Seller under the Sale Agreement and the other documents executed in connection with the Sale Agreement would be unsecured claims and would be adjudicated in the bankruptcy case. In addition, the bankruptcy court might estimate any contingent claims that the Issuing Entity has against the Seller and, if it determines that the contingency giving rise to these claims is unlikely to occur, estimate the claims at a lower amount. A party in interest in the bankruptcy of the Seller might challenge the enforceability of the indemnity provisions in the Sale Agreement. If a court were to hold that the indemnity provisions are unenforceable, the Issuing Entity would be left with a claim for actual damages against the Seller based on breach of contract principles, which would be subject to estimation and/or calculation by the court. The Issuing Entity cannot give any assurance as to the result if any of the above-described actions or claims are made. Furthermore, the Issuing Entity cannot give any assurance as to what percentage of its claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving the Seller.
The bankruptcy of Consumers Energy or any successor Seller might limit the remedies available to the Indenture Trustee.
If an Event of Default is caused by the electric utility or its successors in paying revenues arising with respect to Securitization Property to the accounts held pursuant to the Indenture relating to the Bonds, the Statute provides that the MPSC or a court of appropriate jurisdiction, upon the application of a Financing Party, including the Indenture Trustee, and without limiting any other remedies available to the Financing

Party, including the Indenture Trustee, shall order the sequestration and payment to the Financing Party, including the Indenture Trustee, of revenues arising with respect to the Securitization Property. The Statute further provides that the order shall remain in full force and effect notwithstanding any bankruptcy, reorganization or other insolvency proceedings with respect to the debtor, pledgor or transferor of the property. There can be no assurance, however, that a court or the MPSC would issue this order after a Consumers Energy bankruptcy given the automatic stay provisions of Section 362 of the Bankruptcy Code. In that event, the Indenture Trustee would first need to seek an order from the bankruptcy court lifting the automatic stay to permit the entry of any such order by the MPSC or court of appropriate jurisdiction or an order for an accounting and segregation of the revenues arising from the Securitization Property. There can be no assurance that any court would enter any such orders.
Other Risks Associated with the Purchase of the Bonds
Consumers Energy’s obligation to indemnify the Issuing Entity for a breach of a representation or warranty might not be sufficient to protect your investment.
Consumers Energy will be obligated under the Sale Agreement to indemnify the Issuing Entity and the Indenture Trustee, for itself and on behalf of the Holders, only in specified circumstances and will not be obligated to repurchase any Securitization Property in the event of a breach of any of its representations, warranties or covenants regarding the Securitization Property. Similarly, Consumers Energy will be obligated under the Servicing Agreement to indemnify the Issuing Entity and the Indenture Trustee, for itself and on behalf of the Holders only in specified circumstances. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus.
Neither the Indenture Trustee nor the Holders will have the right to accelerate payments on the Bonds as a result of a breach under the Sale Agreement or Servicing Agreement, absent an Event of Default under the Indenture as described in “Description of the Bonds — Events of Default; Rights Upon Event of Default” in this prospectus. Furthermore, Consumers Energy might not have sufficient funds available to satisfy its indemnification obligations under these agreements, and the amount of any indemnification paid by Consumers Energy might not be sufficient for you to recover all of your investment in the Bonds. In addition, if Consumers Energy becomes obligated to indemnify Holders, the ratings on the Bonds might be downgraded as a result of the circumstances causing the breach and the fact that Holders will be unsecured creditors of Consumers Energy with respect to any of these indemnification amounts. Consumers Energy will not indemnify any Person for any loss, damages, liability, obligation, claim, action, suit or payment resulting solely from a downgrade in the ratings on the Bonds, or for any consequential damages, including any loss of market value of the Bonds resulting from a default or a downgrade of the ratings of the Bonds. Please read “The Sale Agreement — Seller Representations and Warranties” and “The Sale Agreement — Indemnification” in this prospectus.
Consumers Energy may sell property similar to the Securitization Property to another affiliated entity in the future.
Consumers Energy sold property similar to the Securitization Property to other issuing entities in 2001 and 2014. Consumers Energy may in the future sell property similar to the Securitization Property to one or more entities other than the Issuing Entity in connection with a new issuance of bonds similar to the Bonds (or the Series 2014A Securitization Bonds) or similarly authorized types of bonds without your prior review or approval. Any new issuance may include terms and provisions that would be unique to that particular issue. The Issuing Entity may not issue additional bonds. Consumers Energy will covenant in the Sale Agreement not to sell property similar to the Securitization Property to other entities issuing bonds if the issuance would result in the credit ratings on the Bonds being reduced or withdrawn.
In the event a Customer does not pay in full all amounts owed under any bill, including Securitization Charges, Consumers Energy, as Servicer, is required to allocate any resulting shortfalls in securitization charges ratably based on the amounts of Securitization Charges owing in respect of the Bonds, amounts owing to Consumers 2014 Securitization Funding LLC in respect of the Series 2014A Securitization Bonds, any amounts owing in respect of any other series of securitization bonds and the total amounts owed by that Customer. As a result, the Issuing Entity cannot assure you that the issuance of future securitization bonds would not cause reductions or delays in payment of your Bonds.
Alternatives to purchasing electricity through Consumers Energy’s distribution facilities may be more widely utilized by retail electric distribution customers in the future.
Technological developments and/or tax or other economic incentives might result in the introduction of economically attractive, more fuel-efficient, more environmentally-friendly and/or more cost-effective alternatives to purchasing electricity through a utility’s distribution facilities for increasing numbers of customers. Manufacturers of self-generation facilities may develop smaller-scale, more fuel-efficient on-site generating and/or storage units that can be cost-effective options for a greater number of customers.
Moreover, an increase in Self-Service Power may result if extreme weather conditions cause shortages of grid-supplied energy or if other factors cause grid-supplied energy to be less reliable. Technological developments might allow greater numbers of customers to reduce or even altogether avoid Securitization Charges under such provisions through on-site generation and storage. This might reduce the kWh of electric energy delivered to customers by means of Consumers Energy’s distribution facilities, thereby causing reduced collections and payment delays on the Bonds. In addition, Securitization Charges to the remaining Customers would increase, which could increase the risk of charge-offs.
The absence of a secondary market for the Bonds might limit your ability to resell Bonds.
The underwriters for the Bonds might assist in resales of the Bonds, but they are not required to do so. A secondary market for the Bonds might not develop, and the Issuing Entity does not expect to list the Bonds on any securities exchange. If a secondary market does develop, it might not continue or there might not be sufficient liquidity to allow you to resell any of your Bonds. Please read “Plan of Distribution” in this prospectus for more information.
The Bonds’ credit ratings might affect the market value of your Bonds.
A downgrading of the credit ratings of the Bonds might have an adverse effect on the market value of the Bonds. Credit ratings might change at any time and a nationally recognized statistical rating organization, referred to in this prospectus as an NRSRO, has the authority to revise or withdraw its rating based solely upon its own judgment. In addition, any downgrade in the credit ratings of the Bonds may result in the Bonds becoming ineligible to be held by certain funds or investors, which may require such investors to liquidate their investment in the Bonds and result in lower prices and a less liquid trading market for the Bonds.
The credit ratings are no indication of the expected rate of payment of principal on the Bonds.
The Issuing Entity expects the Bonds will receive credit ratings from two NRSROs. A rating is not a recommendation to buy, sell or hold the Bonds. The ratings merely analyze the probability that the Issuing Entity will repay the total principal amount of each tranche of Bonds at the Final Maturity Date for such tranche (which is later than the expected Scheduled Final Payment Dates) and will make timely interest payments. The ratings are not an indication that the Rating Agencies believe that principal payments are likely to be paid on time according to the expected sinking fund schedule included in this prospectus.
Under Rule 17g-5 under the Exchange Act, NRSROs providing the Sponsor with the requisite certification will have access to all information posted on a website by the Sponsor for the purpose of determining the initial rating and monitoring the rating after the issuance date in respect of the Bonds. As a result, a NRSRO other than the NRSROs hired by the Sponsor, referred to in this prospectus as the Hired NRSROs, may issue ratings on the Bonds, referred to in this prospectus as Unsolicited Ratings, which may be lower, and could be significantly lower, than the ratings assigned by the Hired NRSROs. The Unsolicited Ratings may be issued prior to, or after, the issuance date in respect of the Bonds. Issuance of any Unsolicited Rating will not affect the issuance of the Bonds. Issuance of an Unsolicited Rating lower than the ratings assigned by the Hired NRSROs on the Bonds might adversely affect the value of the Bonds and, for regulated entities, could affect the status of the Bonds as a legal investment or the capital treatment of the Bonds. Investors in the Bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a NRSRO other than the Hired NRSROs that is lower than the rating of a Hired NRSRO. None of

Consumers Energy, the Issuing Entity, the underwriters or any of their affiliates will have any obligation to inform you of any Unsolicited Ratings assigned after the date of this prospectus. In addition, if the Issuing Entity or Consumers Energy fail to make available to a NRSRO other than the Hired NRSROs any information provided to a Hired NRSRO for the purpose of assigning or monitoring the ratings on the Bonds, a Hired NRSRO could withdraw its ratings on the Bonds, which could adversely affect the market value of your Bonds and could limit your ability to resell your Bonds.
Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the Bonds.
The EU Securitization Regulation and certain related regulatory technical standards, implementing technical standards and official guidance (together, referred to in this prospectus as the European Securitization Rules) imposes certain restrictions and obligations with regard to securitisations (as such term is defined for purposes of the EU Securitization Regulation). The European Securitization Rules are in force throughout the European Union (and are expected also to be implemented in the non-European Union member states of the European Economic Area).
Pursuant to the European Securitization Rules, European Union institutional investors investing in a securitisation (as so defined) must, amongst other things, verify that:
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certain credit-granting requirements are satisfied;

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the originator, sponsor or original lender retains on an ongoing basis a material net economic interest that, in any event, shall not be less than 5%, determined in accordance with Article 6 of the EU Securitization Regulation, and discloses that risk retention;

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the originator, sponsor or relevant securitization special purpose entity has, where applicable, made available information as required by Article 7 of the EU Securitization Regulation; and

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they have carried out a due-diligence assessment that enables the European Union institutional investors to assess the risks involved, considering at least the risk characteristics of the securitization position and the underlying exposures and all the structural features of the securitization that can materially impact the performance of the securitization position.

European Union institutional investors include:
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insurance undertakings and reinsurance undertakings as defined in Directive 2009/138/EC, as amended;

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institutions for occupational retirement provision falling within the scope of Directive (EU) 2016/2341 (subject to certain exceptions), and certain investment managers and authorized entities appointed by such institutions;

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alternative investment fund managers as defined in Directive 2011/61/EU that manage and/or market alternative investment funds in the European Union;

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certain internally-managed investment companies authorized in accordance with Directive 2009/65/EC, and managing companies as defined in that Directive;

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credit institutions as defined in Regulation (EU) No 575/2013 (and certain consolidated affiliates thereof); and

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investment firms as defined in Regulation (EU) No 575/2013 (and certain consolidated affiliates thereof).

With respect to the United Kingdom, relevant United Kingdom established or United Kingdom regulated Persons (as described below) are subject to the restrictions and obligations of the EU Securitization Regulation as it forms part of United Kingdom domestic law by operation of the European Union (Withdrawal) Act 2018, as amended, referred to in this prospectus as the EUWA, and as amended by the Securitisation (Amendment) (EU Exit) Regulations 2019, and as further amended from time to time, referred to in this prospectus as the UK Securitization Regulation. The UK Securitization Regulation, together with:

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all applicable binding technical standards made under the UK Securitization Regulation;

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any European Union regulatory technical standards or implementing technical standards relating to the EU Securitization Regulation (including such regulatory technical standards or implementing technical standards that are applicable pursuant to any transitional provisions of the EU Securitization Regulation) forming part of United Kingdom domestic law by operation of the EUWA;

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all relevant guidance, policy statements or directions relating to the application of the UK Securitization Regulation (or any binding technical standards) published by the Financial Conduct Authority and/or the Prudential Regulation Authority (or their successors);

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any guidelines relating to the application of the EU Securitization Regulation that are applicable in the United Kingdom;

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other transitional, saving or other provision relevant to the UK Securitization Regulation by virtue of the operation of the EUWA; and

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any other applicable laws, acts, statutory instruments, rules, guidance or policy statements published or enacted relating to the UK Securitization Regulation, in each case, as may be further amended, supplemented or replaced, from time to time, are referred to in this prospectus as the UK Securitization Rules.
Article 5 of the UK Securitization Regulation places certain conditions on investments in a “securitisation” (as defined in the UK Securitization Regulation) by a United Kingdom institutional investor. United Kingdom institutional investors include:
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an insurance undertaking as defined in section 417(1) of the Financial Services And Markets Act 2000, as amended, referred to in this prospectus as the FSMA;

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a reinsurance undertaking as defined in section 417(1) of the FSMA;

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an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the United Kingdom, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA;

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an alternative investment fund manager as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulation 2013 that markets or manages alternative investments funds (as defined in regulation 3 of the Alternative Investment Fund Managers Regulation 2013) in the United Kingdom;

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a management company as defined in section 237(2) of the FSMA;

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an undertaking for collective investment in transferable securities as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; and

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a CRR firm as defined in Regulation (EU) No 575/2013, as it forms part of United Kingdom domestic law by virtue of the EUWA (and certain consolidated affiliates thereof).

Prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the UK Securitization Regulation), a United Kingdom institutional investor, other than the originator, sponsor or original lender (each as defined in the UK Securitization Regulation), must, among other things:
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verify that, where the originator or original lender is established in a third country (i.e. not within the United Kingdom), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness;

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verify that, if established in the third country (i.e. not within the United Kingdom), the originator, sponsor or original lender retains on an ongoing basis a material net economic interest that, in any event, shall not be less than 5%, determined in accordance with Article 6 of the UK Securitization Regulation, and discloses the risk retention to the affected investors;

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verify that, where established in a third country (i.e. not within the United Kingdom), the originator, sponsor or relevant securitization special purpose entity, where applicable, made available information that is substantially the same as that which it would have made available under Article 7 of the UK Securitization Regulation (which sets out certain transparency requirements) if it had been established in the United Kingdom and has done so with such frequency and modalities as are substantially the same as those with which it would have made information available if it had been established in the United Kingdom; and

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carry out a due-diligence assessment that enables the United Kingdom institutional investors to assess the risks involved, considering at least:

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the risk characteristics of the securitisation position and the underlying exposures; and

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all the structural features of the securitization that can materially impact the performance of the securitisation position.

The Issuing Entity and Consumers Energy do not believe that the Bonds fall within the definition of a “securitization” for purposes of the EU Securitization Regulation or the UK Securitization Regulation as there is no tranching of credit risk associated with exposures under the transactions described in this prospectus. Therefore, the Issuing Entity and Consumers Energy believe such transactions are not subject to the European Securitization Rules or the UK Securitization Rules. As such, neither the Issuing Entity nor Consumers Energy, nor any other party to the transactions described in this prospectus, intend, or are required under the transaction documents, to retain a material net economic interest in respect of such transactions, or to take, or to refrain from taking, any other action, in a manner prescribed or contemplated by the European Securitization Rules or the UK Securitization Rules. In particular, no such Person undertakes to take, or to refrain from taking, any action for purposes of compliance by any investor (or any other Person) with any requirement of the European Securitization Rules or the UK Securitization Rules to which such investor (or other Person) may be subject at any time.
However, if a competent authority were to take a contrary view and determine that the transactions described in this prospectus do constitute a securitization for purposes of the EU Securitization Regulation or the UK Securitization Regulation, then any failure by a European Union institutional investor or a United Kingdom institutional investor (as applicable) to comply with any applicable European Securitization Rules or UK Securitization Rules (as applicable) with respect to an investment in the Bonds may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions and remedial measures.
Consequently, the Bonds may not be a suitable investment for European Union institutional investors or United Kingdom institutional investors. As a result, the price and liquidity of the Bonds in the secondary market may be adversely affected.
Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own advisors and any relevant regulator or other authority regarding the scope, applicability and compliance requirements of the European Securitization Rules and the UK Securitization Rules, and the suitability of the Bonds for investment. Neither the Issuing Entity nor Consumers Energy, nor any other party to the transactions described in this prospectus, make any representation as to any such matter, or have any liability to any investor (or any other Person) for any non-compliance by any such Person with the European Securitization Rules, the UK Securitization Rules or any other applicable legal, regulatory or other requirements.
You might receive principal payments for the Bonds later than you expect.
The amount and the rate of collection of the Securitization Charges for the Bonds will be impacted by the actual electric usage by Customers and collections from Customers’ electricity bills by the Servicer and, together with the related Securitization Charge adjustments, will generally determine whether there is a delay in the scheduled repayment of Bond principal. If the Servicer collects the Securitization Charges at a slower rate than expected, it might have to request adjustments of the Securitization Charges to correct for those delays. If those adjustments are not timely and accurate, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the Bonds.

If the investment of collected Securitization Charges and other funds held pursuant to the Indenture in the Collection Account (and related subaccounts) results in investment losses or the investments become illiquid, you may receive payment of principal and interest on the Bonds later than you expect.
Funds held pursuant to the Indenture in the Collection Account (and related subaccounts) will be invested in Eligible Investments at the direction of the Servicer. See “Security for the Bonds — Description of Indenture Accounts — Eligible Investments for Funds in the Collection Account” in this prospectus. Eligible Investments include money market funds having a rating from Moody’s and S&P of P-1 and A-1, respectively. Although investments in these money market funds have traditionally been viewed as highly liquid with a low probability of principal loss, illiquidity and principal losses have been experienced by investors in certain of these funds as a result of disruptions in the financial markets in recent years. If investment losses or illiquidity are experienced, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the Bonds.

REVIEW OF THE SECURITIZATION PROPERTY
Pursuant to the rules of the SEC, Consumers Energy, as Sponsor, has performed, as described below, a review of the Securitization Property underlying the Bonds. As required by these rules, the review was designed and effected to provide reasonable assurance that disclosure regarding the Securitization Property is accurate in all material respects. Consumers Energy did not engage a third party in conducting its review.
The Bonds will be secured by the Collateral pledged under the Indenture. The principal asset included within the Collateral is the Securitization Property. The Securitization Property is a present property right authorized and created pursuant to the Statute and the Financing Order.
The Securitization Property includes:
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the right to impose, collect and receive Securitization Charges as provided in the Statute and the Financing Order;

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the right under the Financing Order to obtain True-Up Adjustments of Securitization Charges as provided in the Financing Order and the Statute; and

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all revenue, collections, payments, money and proceeds arising out of the rights and interests in such property, as provided in the Financing Order.

The Securitization Charges are Nonbypassable and will be assessed against and collected from Customers. Customers include all existing and future retail electric distribution customers of Consumers Energy or its successors, excluding:
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customers to the extent they obtain or use Self-Service Power;

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customers to the extent engaged in Affiliate Wheeling; and

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Current ROA Customers as of December 17, 2020 to the extent that they do not return to retail electric service after December 17, 2020.

The Securitization Property is not a static pool of assets. The Securitization Charges included within the Securitization Property are irrevocable and not subject to reduction, impairment, postponement, termination or, except for the True-Up Adjustments to correct any overcollections or undercollections, adjustment by further action of the MPSC. The Securitization Charges on Customers will be adjusted at least annually to correct any overcollections or undercollections of the preceding 12 months and to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds.
Securitization Charges will be adjusted at least annually, and Securitization Charges may be adjusted semi-annually or more frequently if the Servicer determines that a True-Up Adjustment is needed to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. In addition, the Servicing Agreement will require Securitization Charges to be adjusted quarterly following the Scheduled Final Payment Date for each tranche of Bonds if there are any remaining amounts due. There is no cap on the level of Securitization Charges that may be imposed on Customers as a result of the True-Up Mechanism to pay on a timely basis scheduled principal of and interest on the Bonds and Ongoing Other Qualified Costs as described under “Security for the Bonds — How Funds in the Collection Account will be Allocated” in this prospectus. All revenues and collections resulting from Securitization Charges provided for in the Financing Order are part of the Securitization Property. The Collateral securing payment of the Bonds is described in more detail under “Security for the Bonds — Pledge of Collateral” in this prospectus.
In the Financing Order, the MPSC, among other things:
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established the Securitization Charges and authorized the Securitization Charges to be billed to and collected from Customers for up to eight years after the beginning of the first complete billing cycle during which the Securitization Charges were initially placed on any Customer’s bill;

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confirmed, for the benefit and protection of all Financing Parties and Consumers Energy, the State Pledge and pursuant to the Statute, the MPSC authorized the State Pledge to be included in any documentation relating to the Bonds; and

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approved the procedures and methodologies for adjusting the Securitization Charges during the term that the Bonds are outstanding to ensure that the expected Securitization Charge collections are sufficient to pay on a timely basis scheduled principal of and interest on the Bonds and other Qualified Costs.

Please read “The Statute and the Financing Order” in this prospectus for more detail.
The characteristics of the Securitization Property are unlike the characteristics of assets underlying mortgage and other commercial asset securitizations because the Securitization Property is a creature of statute and state regulatory commission proceedings. Because the nature and characteristics of the Securitization Property and many elements of the securitization are set forth in and constrained by the Statute and the Financing Order, Consumers Energy, as Sponsor, does not select the assets to be securitized in ways common to many securitizations. Moreover, the Bonds do not contain origination or underwriting elements similar to typical mortgage or other loan transactions involved in other forms of asset-backed securities. The Statute and the Financing Order require the imposition on, and collection of Securitization Charges from Customers. Since Securitization Charges are assessed against Customers, and the True-Up Adjustments adjust for the impact of Customer defaults, the collectability of the Securitization Charges is not ultimately dependent upon the credit quality of particular Customers, as would be the case in the absence of the True-Up Adjustments.
The review by Consumers Energy of the Securitization Property underlying the Bonds has involved a number of discrete elements as described in more detail below. Consumers Energy has analyzed and applied the Statute’s requirements for securitization of qualified costs in seeking approval of the MPSC for the issuance of the Financing Order and in its proposal with respect to the characteristics of the Securitization Property to be created pursuant to the Financing Order. Consumers Energy worked with its legal counsel and its structuring agent in preparing the Application for a Financing Order and with the MPSC on the terms of the Financing Order. Moreover, Consumers Energy worked with its legal counsel, its structuring agent and counsel to the structuring agent and the underwriters in preparing the legal agreements that provide for the terms of the Bonds and the Collateral for the Bonds. Consumers Energy has analyzed economic issues and practical issues for the collection of the Securitization Charges and the scheduled payment of the Bonds, including the impact of economic factors, potential for disruptions due to weather or catastrophic events and its own forecasts for electricity usage as well as the historic accuracy of its prior forecasts.
In light of the unique nature of the Securitization Property, Consumers Energy has taken (or, prior to the offering of the Bonds, will take) the following actions in connection with its review of the Securitization Property and the preparation of the disclosure for inclusion in this prospectus describing the Securitization Property, the Bonds and the proposed securitization:
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reviewed the Statute, other relevant provisions of Michigan statutes and any applicable MPSC Regulations as they relate to the Securitization Property in connection with the preparation and filing of the Application with the MPSC for the approval of the Financing Order in order to confirm that the Application and proposed Financing Order satisfied applicable statutory and regulatory requirements;

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actively participated in the proceedings before the MPSC relating to the approval of the Financing Order;

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compared the process by which the Financing Order was adopted and approved by the MPSC to the requirements of the Statute and any applicable MPSC Regulations as they relate to the Securitization Property to confirm that it met such requirements;

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compared the proposed terms of the Bonds to the applicable requirements in the Statute, other relevant provisions of Michigan statutes, the Financing Order and any applicable MPSC Regulations to confirm that they met such requirements;

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prepared and reviewed the agreements to be entered into in connection with the issuance of the Bonds and compared such agreements to the applicable requirements in the Statute, other relevant provisions of Michigan statutes, the Financing Order and any applicable MPSC Regulations to confirm that they met such requirements;

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reviewed the disclosure in this prospectus regarding the Statute, other relevant provisions of Michigan statutes, the Financing Order and the agreements to be entered into in connection with the issuance of the Bonds, and compared such descriptions to the relevant provisions of the Statute, other relevant provisions of Michigan statutes, the Financing Order and such agreements to confirm the accuracy of such descriptions;
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consulted with legal counsel to assess if there is a basis upon which the Holders (or the Indenture Trustee acting on their behalf) could successfully challenge the constitutionality of any legislative action by the State of Michigan (including the MPSC) that could repeal or amend the securitization provisions of the Statute that could substantially impair the value of the Securitization Property, or substantially reduce, alter or impair the Securitization Charges;

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reviewed the process and procedures in place for it, as Servicer, to perform its obligations under the Servicing Agreement, including billing, collecting and remitting the Securitization Charges to be provided for under the Securitization Property, forecasting Securitization Charges, and preparing and filing applications for True-Up Adjustments to the Securitization Charges;

•
reviewed the methodology and procedures for the True-Up Adjustments for adjusting Securitization Charge levels to meet the scheduled payments on the Bonds and in this context took into account its experience with the MPSC, including the true-up mechanisms for the two prior securitizations for which it has served as the sponsor; and

•
with the assistance of the underwriters, prepared financial models in order to set the initial Securitization Charges to be provided for under the Securitization Property at a level expected to be sufficient to pay on a timely basis scheduled principal of and interest on the Bonds and Ongoing Other Qualified Costs.

In connection with the preparation of such models, Consumers Energy:
•
reviewed the historical electric usage and customer growth within its service territory;

•
reviewed forecasts of expected electric usage and customer growth;

•
reviewed its historical collection of securitization charges with respect to previously-issued securitization bonds, including the Series 2014A Securitization Bonds, and reviewed the resulting payment history and annual true-up adjustment experience with respect to previously-issued securitization bonds, including the Series 2014A Securitization Bonds; and

•
analyzed the sensitivity of the weighted average life of the Bonds in relation to variances in actual electric usage from forecasted levels and in relation to the True-Up Adjustments in order to assess the probability that the weighted average life of the Bonds may be extended as a result of such variances, and in the context of the True-Up Adjustments for adjustment of Securitization Charges to address under-collections or over-collections in light of scheduled payments on the Bonds.

As a result of this review, Consumers Energy has concluded that:
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the Securitization Property, the Financing Order and the agreements to be entered into in connection with the issuance of the Bonds meet in all material respects the applicable statutory and regulatory requirements;

•
the disclosure in this prospectus regarding the Statute, other relevant provisions of Michigan statutes, the Financing Order and the agreements to be entered into in connection with the issuance of the Bonds is accurate in all material respects;

•
the Servicer has adequate processes and procedures in place to perform its obligations under the Servicing Agreement;

•
Securitization Charges, as adjusted from time to time as provided in the Statute and the Financing Order, are expected to generate sufficient revenues to pay on a timely basis scheduled principal of and interest on the Bonds and Ongoing Other Qualified Costs; and

•
the design and scope of Consumers Energy’s review of the Securitization Property as described above is effective to provide reasonable assurance that the disclosure regarding the Securitization Property in this prospectus is accurate in all material respects.

THE STATUTE AND THE FINANCING ORDER
The Statute
The Statute was enacted into Michigan law on June 5, 2000. The Statute provides an electric utility (such as Consumers Energy) the opportunity to recover qualified costs through securitization charges, as approved by the MPSC. Qualified costs are:
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an electric utility’s regulatory assets as determined by the MPSC, adjusted by the applicable portion of related investment tax credits;

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any costs that the MPSC determines that the electric utility would be unlikely to collect in a competitive market, including ROA implementation costs and the costs of an MPSC-approved restructuring, buyout or buy-down of a power purchase contract;

•
the costs of issuing, supporting and servicing securitization bonds;

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any costs of retiring and refunding the electric utility’s existing debt and equity securities in connection with the issuance of securitization bonds; and

•
taxes related to the recovery of securitization charges.

Recovery of Qualified Costs is Allowed for Michigan Electric Utilities
Upon the application of an electric utility, if the MPSC finds that the net present value of the revenues to be collected under a financing order is less than the amount that would be recovered over the remaining life of the qualified costs using conventional financing methods and that the financing order is consistent with the following standards, then the MPSC is required under the Statute to issue a financing order to allow the utility to recover qualified costs. In issuing such financing order, the MPSC is required to ensure all of the following:
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that the proceeds of the securitization bonds are used solely for the purposes of the refinancing or retirement of debt or equity;

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that the securitization provides tangible and quantifiable benefits to customers of the electric utility;

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that the expected structuring and expected pricing of the securitization bonds will result in the lowest securitization charges consistent with market conditions and the terms of the financing order; and

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that the amount securitized does not exceed the net present value of the revenue requirement over the life of the proposed securitization bonds associated with the qualified costs sought to be securitized.

The Statute allows electric utilities an opportunity to recover their qualified costs. As a mechanism to recover qualified costs, the Statute provides for the imposition and collection of securitization charges on retail electric distribution customers’ bills.
Electric Utilities May Securitize Qualified Costs
Qualified Costs May be Recovered by the Issuance of Securitization Bonds
The Statute authorizes the MPSC to issue financing orders (such as the Financing Order described in this prospectus) approving, among other things, the issuance of securitization bonds to recover the qualified costs of an electric utility. An electric utility, its successor or an assignee under the financing order may issue securitization bonds, and that successor or assignee may use the proceeds to purchase the electric utility’s rights and interests under the financing order, which is the securitization property. Under the Statute, proceeds of securitization bonds are required to be used solely to refinance or retire an electric utility’s debt or equity. Securitization bonds are secured by and payable from the securitization property (rights and interests of the electric utility, or its successor, under the financing order, including the right to impose, collect and receive securitization charges authorized in the financing order in an amount necessary to provide the full recovery of all qualified costs, the right under the financing order to obtain periodic adjustments of securitization charges under the Statute and all revenue, collections, payments, money and proceeds arising out of the rights and interests in such property). Under the Statute, securitization charges may be billed over a period not to exceed 15 years.
The Statute contains a number of provisions designed to facilitate the securitization of qualified costs.
A Financing Order is Irrevocable
The Statute provides that a financing order (including the Financing Order), together with the securitization charges authorized in the financing order, are irrevocable, subject to rehearing by the MPSC only on the motion of the electric utility. Notwithstanding its irrevocability, a party to the MPSC proceeding may appeal a financing order to the Michigan court of appeals within 30 days after the financing order is issued by the MPSC. Under the Statute, a financing order and the securitization charges authorized in the financing order are also not subject to reduction, impairment or adjustment by further action of the MPSC, other than pursuant to the securitization charge adjustment provisions of the Statute.
State Pledge
In addition, under the Statute, the State of Michigan pledges, for the benefit and protection of the Financing Parties, including the Holders, and the electric utility, that it will not take or permit any action that would impair the value of the securitization property, reduce or alter, except as allowed by the securitization charge adjustment provisions of the Statute, or impair the securitization charges to be imposed, collected and remitted, until the principal, interest and premium, if any, and any other charges incurred and contracts to be performed, in connection with the related securitization bonds have been paid and performed in full. See “The Statute and the Financing Order — Electric Utilities May Securitize Qualified Costs — The Securitization Charge is Adjusted Periodically”, “Risk Factors — Risks Associated with Potential Judicial, Legislative or Regulatory Actions” and “The Servicing Agreement — True-Up Mechanism” in this prospectus. Securitization bonds are not a debt or obligation of the State of Michigan and are not a charge on its full faith and credit or taxing power.
The Securitization Charge is Adjusted Periodically
The Statute requires each financing order (including the Financing Order) to include a mechanism requiring that securitization charges be reviewed and adjusted by the MPSC at least annually, within 45 days of the anniversary date of the issuance of the securitization bonds, to correct any overcollections or undercollections of the preceding 12 months. See “The Servicing Agreement — True-Up Mechanism” in this prospectus.
Retail Electric Distribution Customers Cannot Avoid Paying the Securitization Charges
The Statute provides that the imposition and collection of securitization charges are a Nonbypassable charge, which means that the charges will be payable by all customers required to pay such charges of an electric utility or its assignees or successors regardless of the identity of the customer’s electric generation supplier.
The Statute Provides Procedures for Perfecting the Transfer and Pledge of Securitization Property
The Statute specifies the procedures for perfecting the transfer of the securitization property from an electric utility to the issuing entity under Michigan law and perfecting the security interest granted by the issuing entity to the indenture trustee in the securitization property under Michigan law. The Statute provides that a transfer of an interest in securitization property shall be perfected against all third parties, including subsequent judicial and other lien creditors, when a financing statement with respect to the transfer has been filed in accordance with Public Act 174 of 1962, as amended; MCL 440.1101 et seq., referred to in this prospectus as the Michigan UCC.
A security interest in securitization property may be created only by a financing order (including the Financing Order) and the execution and delivery of a security agreement (such as the Indenture). A security interest in securitization property attaches automatically from the time that value is received for the securitization bonds and is perfected upon the filing of a financing statement under the Michigan UCC, whether or not the revenue or proceeds thereof have accrued. The Statute provides that priority of security interests in securitization property will not be impaired by commingling of funds arising from securitization charges with other funds or later modification of the financing order (including the Financing Order).
The Statute provides that the Statute shall control in any conflict between the Statute and any other law of the State of Michigan regarding the attachment and perfection and the effect of perfection and the priority of any security interest in securitization property.
See “Security for the Bonds — Security Interest in the Collateral” in this prospectus.
The Statute Characterizes the Transfer of Securitization Property as a True Sale and not a Secured Transaction
The Statute provides that an agreement by an electric utility or assignee to transfer securitization property that expressly states that the transfer is a sale or other absolute transfer signifies that the transaction is a true sale and is not a secured transaction and that title, legal and equitable, has passed to the entity to which the securitization property is transferred. The characterization of the transfer as a true sale is not affected by the fact that:
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the purchaser has any recourse against the seller or any other term of the parties’ agreement, including the seller’s retention of an equity interest in the securitization property;

•
the electric utility acts as a collector of securitization charges relating to the securitization property: or

•
the transfer is treated as a financing for tax, financial reporting or other purposes.

See “Risk Factors — Risks Associated with Potential Bankruptcy Proceedings” in this prospectus.
The Statute Provides Ownership of Securitization Bonds Not Taken Into Account for Certain Michigan Tax Purposes
The Statute provides that the acquisition, ownership and disposition of any direct interest in any securitization bond shall not be taken into account in determining whether a person is subject to any income tax, franchise tax, business activities tax, intangible property tax, excise tax, stamp tax or any other tax imposed by the State of Michigan or any agency or political subdivision of the State of Michigan.
The Financing Order
On September 18, 2020, Consumers Energy filed with the MPSC an application, referred to in this prospectus as the Application, for a financing order pursuant to the Statute in MPSC Docket No. U-20889. In its Application, Consumers Energy requested that it be given the authority, among other things, to securitize, through the issuance of securitization bonds, up to $702,800,000 in qualified costs associated with the retirement of its D.E. Karn Units 1 and 2 coal-fired generation units. Under its Application, Consumers Energy alone was proposed to be the sole Sponsor and Seller into securitization.
On December 17, 2020 in Case No. U-20889, the MPSC issued the Financing Order, which became effective on December 17, 2020. Under the Financing Order, Consumers Energy was given the authority, among other things, to securitize, through the issuance of securitization bonds, up to $688,300,000 in Qualified Costs, including $10,600,000 of Initial Other Qualified Costs.
The Statute allows a party to appeal the Financing Order to the Michigan Court of Appeals within 30 days after the Financing Order is issued. On January 15, 2021, Hemlock Semiconductor Operations, LLC filed a claim of appeal of the Financing Order. On November 18, 2021, the Michigan Court of Appeals affirmed the Financing Order.
Consumers Energy unconditionally accepted all conditions and limitations requested by the Financing Order in a letter dated January 7, 2021 from Consumers Energy to the MPSC.
As of December 31, 2021, the Financing Order was final and not subject to appeal.
In the Financing Order, the MPSC affirmed that it shall not reduce, impair, postpone, terminate or otherwise adjust the Securitization Charges approved in the Financing Order or impair the Securitization

Property or the collection of Securitization Charges or the recovery of the Qualified Costs and Ongoing Other Qualified Costs and that it will act pursuant to the Financing Order to ensure that the expected Securitization Charges are sufficient to pay on a timely basis scheduled principal of and interest on the Bonds issued pursuant to the Financing Order and the Ongoing Other Qualified Costs in connection with the Bonds. Pursuant to the provisions of the Statute and, by its terms, the Financing Order, the Securitization Charges authorized by the Financing Order are irrevocable and not subject to reduction, impairment or adjustment by further action of the MPSC, except by use of the True-Up Mechanism approved in the Financing Order.
The Financing Order also approves the structure and other key terms of the Bonds.
The Financing Order has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The statements summarizing the Financing Order in this prospectus are subject to and qualified by reference to the provisions of the Financing Order.
Collection of Securitization Charges
The Financing Order authorizes Consumers Energy to collect Securitization Charges from Customers in amounts sufficient to pay on a timely basis scheduled principal of and interest on the Bonds and all Ongoing Other Qualified Costs. There is no cap on the level of Securitization Charges that may be imposed on Customers to pay on a timely basis scheduled principal of and interest on the Bonds and Ongoing Other Qualified Costs.
In accordance with the Financing Order, Securitization Charges shall be imposed for period not greater than eight years after the beginning of the first complete billing cycle during which the Securitization Charges were initially placed on any Customer’s bill and shall be collected from Customers in amounts sufficient to pay principal and interest on the Bonds and Ongoing Other Qualified Costs. However, Consumers Energy may continue to collect any billed but uncollected Securitization Charges after the close of this eight-year period. Amounts of the Securitization Charges remaining unpaid after the close of this eight-year period may be recovered through use of collection activities.
Revisions to Electric Tariffs
Consumers Energy shall revise its electric tariffs in accordance with the Financing Order. Consumers Energy shall also file, no less than seven days prior to the initial imposition and billing of its Securitization Charges, revised tariff sheets reflecting all the terms of the Financing Order, including those necessary to implement the bill credit proposed by Consumers Energy. Consumers Energy shall also include necessary language in its electric tariffs to periodically provide for True-Up Adjustments to the Securitization Charges. Please see “Consumers Energy Company — The Depositor, Sponsor, Seller and Initial Servicer — Consumers Energy Customer Base and Electric Energy Consumption” in this prospectus.
Securitization Rate Classes and Cost Allocations; Nonbypassability
The Statute provides that the Securitization Charges are Nonbypassable. The Financing Order provides that Securitization Charges are payable by all existing and future customers as described below.
The Securitization Charges are Nonbypassable and will be assessed against and collected from Customers. Customers include all existing and future retail electric distribution customers of Consumers Energy or its successors, excluding:
•
customers to the extent they obtain or use Self-Service Power;

•
customers to the extent engaged in Affiliate Wheeling; and

•
Current ROA Customers as of December 17, 2020 to the extent that they do not return to retail electric service after December 17, 2020.

Allocation of Payment Responsibility Among Customer Classes
Under the terms of the Financing Order, responsibility for the payment of the Securitization Charges associated with the Bonds is allocated among retail electric distribution customer classes, referred to in this prospectus as Securitization Rate Classes, based upon the allocation methodology described below.

Under the terms of the Financing Order, responsibility for the payment of the Securitization Charges associated with the Bonds is allocated among Securitization Rate Classes based upon the most recent MPSC-approved production cost allocation methodology. The current methodology (4CP 75/0/25) allocates 75% of charges to each rate class’ average contribution to summer system peak demands, 0% of charges to each rate class’ average contribution to on-peak energy consumption and 25% of charges to each rate class’ contribution to total energy consumption. Average rate class contribution levels reflect the most recent available three year historical load profiles, applied to the most recent sales forecast. Under the Financing Order, each Securitization Rate Class is allocated a percentage responsibility for the payment of the Bonds and related costs. The Securitization Charge shall be a uniform per kWh surcharge within each class.
True-Up Mechanism
The Financing Order authorizes adjustments to the Securitization Charges to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. There is no cap on the level of Securitization Charges that may be imposed on Customers as a result of the True-Up Mechanism to pay on a timely basis scheduled principal of and interest on the Bonds and Ongoing Other Qualified Costs.
The Statute and the Financing Order mandate that the Securitization Charges on retail electric distribution customers be reviewed and adjusted by the MPSC at least annually to correct any overcollections or undercollections of the preceding 12 months and to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. True-Up Adjustments may also be made by the Servicer semi-annually or more frequently at any time, without limits as to frequency, if the Servicer determines that a True-Up Adjustment is necessary to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. The Servicing Agreement will require Securitization Charges to be adjusted quarterly following the Scheduled Final Payment Date for each tranche of Bonds if there are any remaining amounts due. The Financing Order provides that semi-annual or more frequent true-ups may be implemented absent an MPSC order, unless contested. Any contest of any True-Up Adjustment shall be subject only to confirmation of the mathematical computations contained in the proposed True-Up Adjustment.
Servicing Agreement
In the Financing Order, the MPSC authorized Consumers Energy, as the Servicer, to enter into a Servicing Agreement. The Servicing Agreement to be entered into by Consumers Energy is described under “The Servicing Agreement” in this prospectus.
Binding on Successors
The Statute provides that any successor to an electric utility, whether pursuant to any bankruptcy, reorganization or other insolvency proceeding or pursuant to any merger, acquisition, sale or transfer, by operation of law, as a result of electric utility restructuring or otherwise, shall perform and satisfy all obligations of the electric utility under the Statute in the same manner and to the same extent as the electric utility, including collecting and paying to the person entitled to revenues with respect to the Securitization Property. The Financing Order provides that the Financing Order, together with the Securitization Charges authorized by the Financing Order, shall be binding upon Consumers Energy and any of its successors or affiliates that provide distribution service directly to customers in Consumers Energy’s service area as of the initial date of issuance of the Bonds.
Constitutional Matters
To date, no U.S. federal or Michigan cases addressing the repeal or amendment of securitization provisions analogous to those contained in the Statute have been decided. There have been cases in which U.S. federal courts have applied the Contract Clause of the United States Constitution or Michigan courts have applied the Contract Clause of the Michigan Constitution to strike down legislation regarding similar matters, such as legislation reducing or eliminating taxes, public charges or other sources of revenues servicing other types of bonds issued or contracts entered into by public instrumentalities or private issuers, or otherwise substantially impairing or eliminating the security for bonds or other indebtedness or contractual obligations. Based upon this case law, Pillsbury Winthrop Shaw Pittman LLP expects to deliver an opinion, prior to the closing of the offering of the Bonds, to the effect that:
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a court of competent jurisdiction, in a properly prepared and presented case, would hold that the language of the State of Michigan’s pledge creates a contractual relationship between the State of Michigan and the Holders for purposes of the Contract Clause of the United States Constitution; and

•
absent a demonstration by the State of Michigan that an alteration, impairment or reduction of the type described below is justified by a significant and legitimate public purpose and that such an alteration, impairment or reduction is reasonable and necessary, the Holders (or the Indenture Trustee acting on their behalf) could successfully challenge under the Contract Clause of the United States Constitution the constitutionality of any legislation passed by the Michigan legislature that becomes law or any action of the MPSC exercising legislative powers prior to the time that the Bonds and related financing costs are fully paid and discharged that in either case alters, impairs or reduces the value of the Securitization Property or the Securitization Charges.

Miller Canfield Paddock and Stone, P.L.C. expects to deliver an opinion substantially to the same effect under the case law with respect to the Contract Clause of the Michigan Constitution. It may be possible for the Michigan legislature to repeal or amend the Statute or for the MPSC to amend or revoke the Financing Order notwithstanding the pledge of the State of Michigan, if the legislature or the MPSC acts in order to serve a significant and legitimate public purpose, such as protecting the public health and safety or responding to a national or regional catastrophe affecting Consumers Energy’s service territory, or if the legislature otherwise acts in the valid exercise of the State of Michigan’s police power.
In addition, any action of the Michigan legislature adversely affecting the Securitization Property or the ability to collect Securitization Charges may be considered a taking under the United States Constitution or the Michigan Constitution. Each of Pillsbury Winthrop Shaw Pittman LLP and Miller Canfield Paddock and Stone, P.L.C. has advised us that they are not aware of any U.S. federal or Michigan court cases addressing the applicability of the Takings Clause of the United States Constitution or Michigan Constitution in a situation analogous to that which would be involved in an amendment or repeal of the Statute. It is possible that a court would decline even to apply a Takings Clause analysis to a claim based on an amendment or repeal of the Statute, since, for example, a court might determine that a Contract Clause analysis rather than a Takings Clause analysis should be applied. Pillsbury Winthrop Shaw Pittman LLP expects to deliver an opinion, prior to the closing of the offering of the Bonds, to the effect that a court of competent jurisdiction, in a properly prepared and presented case, would hold that the Takings Clause of the United States Constitution would require the State of Michigan to pay just compensation to the Holders if the court determines that the State of Michigan’s repeal or amendment of the Statute, or any other action taken by the State of Michigan in contravention of the State of Michigan’s pledge, completely deprived the Holders of all economically beneficial use of the Securitization Property or unduly interfered with the reasonable expectations of the Holders arising from their investment in the Bonds. In determining what is an undue interference, a court would consider the nature of the governmental action, the economic impact of the governmental action on the Holders and the extent to which the governmental action interferes with distinct investment-backed expectations of the Holders. In addition, Miller Canfield Paddock and Stone, P.L.C. expects to deliver an opinion substantially to the same effect under the Takings Clause of the Michigan Constitution. In examining whether action of the Michigan legislature amounts to a regulatory taking, both U.S. federal and state courts will consider the character of the governmental action and whether such action substantially advances the legitimate governmental interests of the State of Michigan, the economic impact of the governmental action on the Holders and the extent to which the governmental action interferes with distinct investment-backed expectations. There is no assurance, however, that, even if a court were to award just compensation, it would be sufficient for you to recover fully your investment in the Bonds.
In connection with the foregoing, each of Pillsbury Winthrop Shaw Pittman LLP and Miller Canfield Paddock and Stone, P.L.C. has advised the Issuing Entity that issues relating to the Contract and Takings Clauses of the United States Constitution and Michigan Constitution are decided on a case-by-case basis and that the courts’ decisions in most cases are strongly influenced by the facts and circumstances of the particular cases. Both firms have further advised us that there are no reported controlling judicial precedents that are directly on point. The opinions described above will be subject to the qualifications included in them. The degree of impairment necessary to meet the standards for relief under either the Contract Clause or the Takings Clause could be substantially in excess of what a Holder would consider material.
We will file a copy of each of the Pillsbury Winthrop Shaw Pittman LLP and Miller Canfield Paddock and Stone, P.L.C. opinions as an exhibit to an amendment to the registration statement of which this prospectus is a part or to one of our periodic filings with the SEC.
For a discussion of risks associated with potential judicial, legislation or regulatory actions, please read “Risk Factors — Risks Associated with Potential Judicial, Legislative or Regulatory Actions” in this prospectus.

DESCRIPTION OF THE ISSUING ENTITY
General
The Issuing Entity is a special purpose limited liability company formed under the Delaware Limited Liability Company Act pursuant to a limited liability company agreement executed by its sole member, Consumers Energy, and the filing of a certificate of formation with the Secretary of State of the State of Delaware. The Issuing Entity was formed on August 16, 2023.
The Issuing Entity has been organized as a wholly-owned special purpose limited liability company subsidiary of Consumers Energy for the limited purposes described under “Description of the Issuing Entity — Restricted Purposes” in this prospectus. At the time of the issuance of the Bonds, the Issuing Entity’s assets will consist primarily of the Securitization Property and the other Collateral held under the Indenture and the Series Supplement for the Bonds.
The Issuing Entity’s limited liability company agreement will be amended and restated prior to the issuance date and references in this prospectus to the LLC Agreement mean the amended and restated limited liability company agreement of the Issuing Entity. The LLC Agreement restricts the Issuing Entity from engaging in activities other than those described under “Description of the Issuing Entity — Restricted Purposes” in this prospectus. Other than purchasing the Securitization Property and issuing the Bonds, the Issuing Entity has no business operations, but the Issuing Entity will pay its member for out-of-pocket expenses incurred by the member in connection with its services to the Issuing Entity in accordance with the LLC Agreement. Selected provisions of the LLC Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part, are summarized below. On the date of issuance of the Bonds, the Issuing Entity’s capital will be equal to 0.50% of the initial aggregate principal amount of such Bonds issued or such other amount as may allow the Bonds to achieve the desired security rating and treat the Bonds as debt under applicable guidance issued by the Internal Revenue Service, which is referred to in this prospectus as the IRS.
As of the date of this prospectus, the Issuing Entity has not carried on any business activities and has no operating history. The Issuing Entity’s fiscal year end is December 31.
The Issuing Entity’s assets will consist of:
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the Securitization Property;

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the Issuing Entity’s rights under the Sale Agreement, under the Administration Agreement and under the Bill of Sale delivered by Consumers Energy under the Sale Agreement;

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the Issuing Entity’s rights under the Servicing Agreement and any subservicing, agency, administration, intercreditor or collection agreements executed in connection with the Servicing Agreement;

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the Collection Account (including all subaccounts thereof);

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all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing; and

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all payments on or under and all proceeds in respect of any of the foregoing.

The Indenture provides that the Securitization Property, as well as the other assets of the Issuing Entity, will be pledged by the Issuing Entity to the Indenture Trustee to secure the Issuing Entity’s obligations in respect of the Bonds. Pursuant to the Indenture, the collected Securitization Charges remitted to the Indenture Trustee by the Servicer must be used to pay principal of and interest on the Bonds and the Issuing Entity’s other obligations specified in the Indenture.
Restricted Purposes
The Issuing Entity has been created for the sole purpose of:
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financing, purchasing, owning, administering, managing and servicing the Securitization Property and the other Collateral;

•
authorizing, executing, issuing, delivering and registering the Bonds;

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making payment on the Bonds;

•
distributing amounts released to the Issuing Entity;

•
managing, selling, assigning, pledging, collecting amounts due on, or otherwise dealing in the Securitization Property and the other Collateral and related assets;

•
negotiating, executing, assuming and performing its obligations under the Basic Documents;

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pledging its interest in the Securitization Property and the other Collateral to the Indenture Trustee under the Indenture in order to secure the Bonds;

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filing with the SEC one or more registration statements, including any pre-effective or post-effective amendments thereto and any registration statement filed pursuant to the Securities Act (including any prospectus and exhibits contained therein), and filing such applications, reports, surety bonds, irrevocable consents, appointments of attorney for service of process and other papers and documents necessary or desirable to register the Bonds under the securities or “Blue Sky” laws of various jurisdictions; and

•
performing activities that are necessary, suitable or convenient to accomplish these purposes.

The LLC Agreement and the Indenture do not permit the Issuing Entity to engage in any activities not directly related to these purposes, including issuing securities (other than the Bonds), borrowing money or making loans to other Persons. The list of permitted activities set forth in the LLC Agreement may not be altered, amended or repealed without the affirmative vote of a majority of the Managers of the Issuing Entity, which vote must include the affirmative vote of each independent Manager of the Issuing Entity. The LLC Agreement and the Indenture will prohibit the Issuing Entity from issuing any securitization bonds (as such term is defined in the Statute) other than the Bonds being offered pursuant to this prospectus.
The Issuing Entity’s Relationship with Consumers Energy
On the issue date for the Bonds, Consumers Energy will sell Securitization Property to the Issuing Entity pursuant to the Sale Agreement between the Issuing Entity and Consumers Energy. Consumers Energy will service such Securitization Property pursuant to the Servicing Agreement between the Issuing Entity and Consumers Energy related to the Bonds. Consumers Energy will provide certain administrative services to the Issuing Entity pursuant to the Administration Agreement between the Issuing Entity and Consumers Energy.
Managers and Officers
Pursuant to the LLC Agreement, the Issuing Entity’s business and affairs will be managed by or under the direction of four or more Managers designated by its member, of whom at least one will be an independent Manager, in each case appointed from time to time by Consumers Energy or, in the event Consumers Energy transfers its interest in the Issuing Entity, by the owner or owners of the Issuing Entity. Following the initial issuance of Bonds, the Issuing Entity will have at least one independent Manager, who, among other things, is an individual who:
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has prior experience as an independent director, independent manager or independent member for special-purpose entities;

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is employed by a nationally-recognized company that provides professional independent managers and other corporate services in the ordinary course of its business;

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is duly appointed as an independent manager; and

•
is not and has not been for at least five years from the date of his or her appointment, and while serving as an independent manager will not be, any of the following:

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a member (other than as a special member), partner, or equityholder, manager, director, officer, agent, consultant, attorney, accountant, advisor or employee of the Issuing Entity, Consumers Energy or any of their respective equityholders or affiliates (other than as an independent director, independent manager or special member of the Issuing Entity or an affiliate of the Issuing Entity that is a special purpose bankruptcy-remote entity); provided, that the indirect or beneficial ownership of stock of Consumers Energy or its affiliates through a mutual fund or similar diversified investment vehicle with respect to which the owner does not have discretion or control over the investments held by such diversified investment vehicle shall not preclude such owner from being an independent manager;
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a creditor, supplier or service provider (including provider of professional services) to the Issuing Entity, Consumers Energy or any of their respective equityholders or affiliates (other than a nationally-recognized company that routinely provides professional independent managers and other corporate services to the Issuing Entity, Consumers Energy or any of their affiliates in the ordinary course of its business);

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a family member of any of the foregoing; or

•
a Person who controls (whether directly, indirectly or otherwise) any of the foregoing.

Consumers Energy, as the sole member of the Issuing Entity, will appoint each independent Manager.
The Issuing Entity does not have any Managers or officers as of the date of this prospectus. The following is a list of the Managers and executive officers of the Issuing Entity that will be appointed pursuant to the LLC Agreement as of the issuance date:
Name	Age	Title	Background
Jason M. Shore	47	President, Chief Executive Officer, Chief Financial Officer and Treasurer	Jason M. Shore is Executive Director of Treasury and Capital Markets for CMS Energy and Consumers Energy. He was named to this position in 2021. Prior to his current position, he served as Executive Director of Budget, Planning & Analysis. Mr. Shore joined CMS Energy and Consumers Energy in 1998 as a General Accounting Analyst.
Rejji P. Hayes	48	Manager and Executive Vice President	Rejji P. Hayes is Executive Vice President and Chief Financial Officer of CMS Energy and Consumers Energy. He was named to this position in 2017. Mr. Hayes joined CMS Energy from ITC Holdings Corp., a regulated electric transmission utility, where he served as executive vice president and chief financial officer. Mr. Hayes is a Fortive Corporation (NYSE: FTV) board member and serves as chair of the audit committee. He also serves on the boards of Amherst College, Business Leaders for Michigan and the Detroit Regional Chamber.
Shaun M. Johnson	44	Manager, Senior Vice President and General Counsel	Shaun M. Johnson is Senior Vice President and General Counsel of CMS Energy and Consumers Energy. He was named to this position in 2019. Mr. Johnson joined CMS Energy as Vice President and Deputy General Counsel in 2016. Mr. Johnson also serves on the board of the Michigan Chamber of Commerce.

Name	Age	Title	Background
Melissa M. Gleespen	55	Manager, Vice President and Secretary	Melissa M. Gleespen is Vice President, Corporate Secretary and Chief Compliance Officer for CMS Energy and Consumers Energy. Ms. Gleespen was elected as Vice President and Corporate Secretary in 2013 and was elected Chief Compliance Officer in 2016. She joined CMS Energy in 2013 as Supervisory Assistant General Counsel.
Scott B. McIntosh	47	Vice President and Controller	Scott B. McIntosh is Vice President, Controller and Chief Accounting Officer for CMS Energy and Consumers Energy. Mr. McIntosh was elected to this position in 2021. Mr. McIntosh joined Consumers Energy in 2004 and has held increasingly responsible tax positions, including Vice President of Tax.
Albert J. Fioravanti	59	Independent Manager	Albert J. Fioravanti is the office leader at TMF Group New York. He joined Lord Securities, now TMF Group, in December 1999 and oversees all the functions of the office, including the accounting and administering financing transactions serviced by TMF. In connection with TMF’s corporate governance practice, he serves as an officer and director for a variety of securitization and structured finance engagements. Since 2014, Mr. Fioravanti has also served as an Independent Manager of Consumers 2014 Securitization Funding LLC.
None of the Managers or officers listed above has been involved in any legal proceedings that are specified in Item 401(f) of the SEC’s Regulation S-K. None of the Managers or officers listed above beneficially own any equity interest in the Issuing Entity.
Manager Fees and Limitations on Liability
The Issuing Entity will not compensate its Managers, other than each independent Manager, for their services on behalf of the Issuing Entity. To the extent permitted by applicable law, the Issuing Entity may reimburse any Manager, directly or indirectly, for out-of-pocket expenses incurred by such Manager in connection with its services rendered to the Issuing Entity. The Issuing Entity will pay the annual fees of each independent Manager from its revenues and will reimburse each independent Manager for reasonable out-of-pocket expenses. These expenses include the reasonable compensation, expenses and disbursements of the agents, representatives, experts and counsel that any independent Manager may employ in connection with the exercise and performance of his or her rights and duties under the LLC Agreement.
The LLC Agreement provides that, to the extent permitted by law, the Managers will not be personally liable for any of the Issuing Entity’s debts, obligations or liabilities. The LLC Agreement further provides that, except as described below, to the fullest extent permitted by law, the Issuing Entity will indemnify the Managers against any liability incurred in connection with their services as Managers for the Issuing Entity if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the Issuing Entity’s best interests. With respect to a criminal action, the Managers will be indemnified unless they had reasonable cause to believe their conduct was unlawful. The Issuing Entity will not indemnify any Manager for any judgment, penalty, fine or other expense directly caused by such Manager’s fraud, gross negligence or willful misconduct (or, in the case of an independent Manager, bad faith or willful misconduct). In addition, unless ordered by a court, the Issuing Entity will not indemnify the Managers if a final adjudication establishes that their acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action. The Issuing Entity will pay any indemnification amounts owed to the Managers out of funds in the Collection Account, subject to the priority of payments described under “Security for the Bonds — How Funds in the Collection Account will be Allocated” in this prospectus.
The Issuing Entity is a Separate and Distinct Legal Entity from Consumers Energy
Under the LLC Agreement, the Issuing Entity may not file a voluntary petition for relief under the Bankruptcy Code, without the affirmative vote of Consumers Energy, the sole member of the Issuing Entity, and the affirmative vote of all of its Managers, including each independent Manager. Consumers Energy has agreed that it will not cause the Issuing Entity to consent to an involuntary petition for relief under the Bankruptcy Code. The LLC Agreement requires the Issuing Entity, except for financial reporting purposes (to the extent required by generally accepted accounting principles) and for U.S. federal income tax purposes, and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, to maintain its existence separate from Consumers Energy, including:
•
taking all necessary steps to continue its identity as a separate legal entity;

•
making it apparent to third parties that the Issuing Entity is an entity with assets and liabilities distinct from those of Consumers Energy, affiliates of Consumers Energy or any other Person; and

•
making it apparent to third parties that, except for federal and certain other tax purposes, the Issuing Entity is not a division of Consumers Energy or any of its affiliated entities or any other Person.

The Administration Agreement
Consumers Energy will, pursuant to an Administration Agreement between Consumers Energy and the Issuing Entity, provide administrative services to the Issuing Entity, including, among others, services relating to the preparation of financial statements, required filings with the SEC, any tax returns the Issuing Entity may be required to file under applicable law, qualifications to do business, and minutes of the Issuing Entity’s Managers’ meetings. The Issuing Entity will pay Consumers Energy a fixed fee of $50,000 per annum, payable in installments of $25,000 on each Payment Date for performing these services, plus the Issuing Entity will reimburse Consumers Energy for all costs and expenses for services performed by unaffiliated third parties and actually incurred by Consumers Energy in performing such services described above.

CONSUMERS ENERGY COMPANY — THE DEPOSITOR, SPONSOR, SELLER AND
INITIAL SERVICER
General
Consumers Energy will be the Seller and Initial Servicer of the Securitization Property securing the Bonds, and will be the Depositor and Sponsor of the securitization in which Bonds covered by this prospectus are issued.
Consumers Energy was incorporated in Maine in 1910 and became a Michigan corporation in 1968. Consumers Energy, a wholly-owned subsidiary of CMS Energy, is a public electric and gas utility company serving Michigan’s lower peninsula. Consumers Energy owns and operates electric generation and distribution facilities and gas transmission, storage and distribution facilities. Consumers Energy serves individuals and businesses operating in the alternative energy, automotive, chemical, food and metal products industries, as well as a diversified group of other industries. Consumers Energy provides electricity and/or natural gas to approximately 6.7 million of Michigan’s 10 million residents. During the twelve months ended December 31, 2022, Consumers Energy’s electric utility operations generated operating revenue of approximately $5.4 billion and delivered approximately 33 billion kWh of electricity to its customers in Michigan, excluding ROA customers.
Consumers Energy is subject to the jurisdiction of the Federal Energy Regulatory Commission under the Federal Power Act with respect to acquisitions, operations and disposals of certain assets and facilities, services provided and rates charged, and conduct among affiliates. The Federal Energy Regulatory Commission also regulates certain aspects of Consumers Energy’s electric operations, including compliance with Federal Energy Regulatory Commission accounting rules, wholesale and transmission rates, operation of licensed hydroelectric generating plants, transfers of certain facilities, corporate mergers, and issuances of securities.
Consumers Energy is regulated by the MPSC with respect to retail utility rates, accounting, utility services, certain facilities, certain asset transfers, corporate mergers and other matters.
Following the sale of the Securitization Property to the Issuing Entity, Consumers Energy will have no ownership or other interest in the Securitization Property transferred to the Issuing Entity and will have no right to receive any Securitization Charges (other than to collect the Securitization Charges as Servicer on the Issuing Entity’s behalf). Neither Consumers Energy nor any of its affiliates will purchase any Bonds.
Consumers Energy Customer Base and Electric Energy Consumption
Consumers Energy’s Customer base consists of four broad Customer rate classes: residential, secondary, primary and streetlighting. The Securitization Rate Classes share this same delineation as reflected in the four different consumption-based securitization rate designs. These designs consider the wide range of load characteristics served under each Customer class.
The following tables show the electricity delivered to Customers, electric delivery revenues and number of Customers for each of the four Securitization Rate Classes for the years ended December 31, 2022, 2021, 2020, 2019 and 2018. There can be no assurances that the electricity sales, electric revenues and number of Customers or the composition of any of the foregoing will remain at or near the levels reflected in the following tables.
Electricity Delivered to Michigan Customers, Total Billed Electric Revenues and Customers
Electric Usage (As Measured by Billed GWh Sales) by Securitization Rate Class and Percentage Composition*
Securitization Rate Class	Year Ended December 31, 2018		Year Ended December 31, 2019		Year Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2022
Residential	13,051	38.3%	12,485	38.2%	13,331	42.4%	13,229	41.1%	12,977	39.1%
Secondary	7,531	22.1%	7,236	22.1%	6,871	21.9%	7,237	22.5%	7,312	22.0%
Primary	13,335	39.2%	12,826	39.3%	11,095	35.3%	11,642	36.1%	12,818	38.6%
Streetlighting	135	0.4%	129	0.4%	119	0.4%	110	0.3%	109	0.3%
Total Retail	34,053	100.0%	32,675	100.0%	31,416	100.0%	32,217	100.0%	33,216	100.0%

*
Totals may not add up to 100% or to the exact dollar amount due to rounding.

Total Billed Electric Revenue by Securitization Rate Class and Percentage Composition (Dollars in Millions)*
Securitization Rate Class	Year Ended December 31, 2018		Year Ended December 31, 2019		Year Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2022
Residential	$2,070	47.7%	$1,979	46.9%	$2,079	50.5%	$2,398	51.6%	$2,350	50.0%
Secondary	$1,087	25.0%	$1,069	25.4%	$1,017	24.7%	$1,150	24.8%	$1,148	24.4%
Primary	$1,156	26.6%	$1,136	27.0%	$990	24.1%	$1,067	23.0%	$1,170	24.9%
Streetlighting	$30	0.7%	$31	0.7%	$29	0.7%	$29	0.6%	$29	0.6%
Total Retail	$4,342	100.0%	$4,215	100.0%	$4,114	100.0%	$4,644	100.0%	$4,697	100.0%
Service Territory Number of Average Metered Customers and Percentage Composition*
Securitization Rate Class	Year Ended December 31, 2018		Year Ended December 31, 2019		Year Ended December 31, 2020		Year Ended December 31, 2021		Year Ended December 31, 2022
Residential	1,603,125	87.8%	1,611,320	87.7%	1,630,424	87.9%	1,642,642	87.8%	1,645,580	87.8%
Secondary	217,475	11.9%	219,496	12.0%	219,167	11.8%	221,294	11.8%	222,073	11.8%
Primary	3,706	0.2%	3,725	0.2%	3,751	0.2%	3,835	0.2%	3,876	0.2%
Streetlighting	1,860	0.1%	2,127	0.1%	2,330	0.1%	2,352	0.1%	3,490	0.2%
Total Retail	1,826,166	100.0%	1,836,668	100.0%	1,855,672	100.0%	1,870,123	100.0%	1,875,019	100.0%

*
Totals may not add up to 100% or to the exact dollar amount due to rounding.

Forecasting Electricity kWh Consumption
Consumers Energy produces its kilowatt-hour forecast in the third quarter of each year, or more frequently when deemed necessary, for planning purposes. These forecasts are the basis for earnings projections as well as capacity/generation planning. The forecast cycle completed during the third quarter each year is typically adopted as Consumers Energy’s official budget. Consumers Energy monitors the accuracy of each forecast by conducting variance analysis on a monthly basis, taking into account abnormal weather impacts on kWh consumption.
Consumers Energy uses econometric models to predict kWh use per customer and customer counts for its residential and commercial customer classes. The kWh consumption forecast for these two classes is the product of the kWh use per customer and customer count forecasts. Econometric models are also used to predict the industrial customer class kWh consumption. KWh consumptions are estimated for all other customer classes based on current trends and forward-looking assumptions. Weather, in the form of cooling and heating degree days, is used as the primary explanatory driver in the econometric models. Air conditioning equipment saturation, demographics and economic trends are also included as explanatory drivers. The econometric methods used to predict kWh use per customer, customer counts and kWh consumptions are widely used throughout the electric utility industry. Consumers Energy uses current kWh consumption trends and forward-looking assumptions to allocate the kWh and customer count forecasts down to the rate classification level (residential, commercial, industrial and streetlighting classes) used in forecasting revenue collections.
Variance For Ultimate Electric Delivery (GWh)
	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
TOTAL
Forecast(1)	33,770	33,983	32,866	31,618	33,342
Actual	34,053	32,675	31,416	32,217	33,216
Variance (%)	0.8%	-3.8%	-4.4%	1.9%	-0.4%

(1)
Forecasts assume normal weather expectations.

Variances among the four Securitization Rate Classes, which are used to allocate payment responsibility for the Bonds, may differ from the variances shown above, as the classifications are more specific.
Billings and Collections
The Servicer of the Bonds will bill Customers for the Securitization Charges attributable to them and the Servicer will also collect payments of the Securitization Charges as described under “The Servicing Agreement — Servicing Procedures”. The Servicer will not pay any shortfalls resulting from the failure of any Customer to pay Securitization Charge collections. If a Customer defaults in the payment of Securitization Charges, the Servicer will implement collection procedures as described below.
Credit Policy
Consumers Energy’s Michigan credit and collections policies are regulated by the MPSC and must comply with applicable state and federal laws and regulations. Under MPSC Regulations, Consumers Energy is obligated to provide electric distribution service to Customers within its Michigan service territory.
On application for service, the identification and credit standing of Customers is verified by previous payment history if available. A new applicant for service will generally be assessed a security deposit if the applicant has a previous bankruptcy, charge-off or poor payment history. If an applicant for residential service refuses to provide a Social Security number, drivers’ license number or some other acceptable form of identification, service will not be provided. If the Customer has been terminated for nonpayment, a security deposit will generally be required. The residential deposit is set at 1/12th of estimated annual usage. A new applicant for nonresidential service will generally be assessed a security deposit if the applicant has a previous bankruptcy, charge-off or poor payment history. This can be done through providing a security deposit (twice the average estimated monthly electricity bill), furnishing a surety bond and/or a bank letter of credit.
According to MPSC Regulations, Consumers Energy may refuse to provide service, at any location, to an applicant who is indebted to it for any service previously furnished to the applicant. Consumers Energy will commence service, however, if a reasonable payment plan for the indebtedness is agreed to by the residential applicant and the company, and it may likewise commence service for an industrial or commercial applicant.
MPSC Regulations and Consumers Energy’s tariff allow certain classes of Customers to elect to be billed on an Equal Payment Plan budget billing program. For Equal Payment Plan Customers, Consumers Energy estimates total service in advance for an equal payment period, typically one year, and bills are rendered monthly on the basis of one eleventh of that estimate (or for payment periods of less than one year, one divided by the number of months in the applicable period). If the charges for actual service during the equal payment period exceed the bills as rendered, the amount of such excess must be paid on or before the due date of the bill covering the last month of the payment period; if the charges for actual service used are less than the amount paid by the Equal Payment Plan Customer, the amount of such overpayment must be refunded to the Customer or credited on the last bill of the equal payment period. For Equal Payment Plan Customers, all refunds and credits will be applied based on the portion of their bills not constituting Securitization Charges, and therefore no payments of Securitization Charges will be refunded or credited to these Customers in the event of overpayment.
Billing
Consumers Energy bills its Customers about once every 30 days in 21 billing portions, with approximately an equal number of electricity bills being distributed each Business Day. For the year ended December 31, 2022, Consumers Energy made available an average of 89,386 electricity bills plus notices of disconnection on each Business Day to Customers in various categories.
As of December 31, 2022, approximately 283,397 of Consumers Energy’s residential and small business Customers in Michigan, who constitute approximately 15% of Consumers Energy’s Michigan Customers, had chosen to be billed using the Equal Payment Plan budget billing program described above.
For accounts with potential billing errors, exception alerts and reports are generated for manual review by billing personnel. This review examines accounts that have abnormally high or low electricity bills, potential meter-reading errors and possible meter malfunctions.

Collection Process
Consumers Energy receives, and expects that it will continue to receive, the majority of Customer payments via electronic payments (ACH and credit/debit cards) and the U.S. mail. However, other payment options, such as direct payment offices and authorized pay stations, are also available.
Consumers Energy considers residential Customer electricity bills to be delinquent if they are unpaid five days after the bill due date. Consumers Energy considers nonresidential Customer electricity bills to be delinquent if they are unpaid five days after the bill due date. In general, Consumers Energy’s collection process begins when balances are unpaid for five days or more from the bill due date. At that time Consumers Energy begins collection activities, including multiple delinquency notice mailings and telephone calls, and ending with electricity shut-off. Consumers Energy uses collection agencies as needed throughout the collection process.
The Servicer may change its collection policies and procedures, consistent with MPSC guidelines, the Financing Order and applicable laws and regulations, from time to time.
Loss Experience
The following table sets forth information relating to the annual net charge-offs for Consumers Energy, including net charge-offs of Customers as part of Consumers Energy’s annual charge-off reconciliation process.
Net Charge-Offs as a Percentage of Billed Distribution Revenues
	2018	2019	2020	2021	2022
Billed Electric Revenues ($ in millions)	$4,342.4	$4,215.2	$4,114.1	$4,644.3	$4,696.7
Net Charge-Offs ($ in millions)	$16.7	$15.9	$14.9	$15.5	$18.8
Percentage of Billed Revenue	0.38%	0.38%	0.36%	0.33%	0.40%
Days Outstanding
The following table sets forth information relating to the number of days that Consumers Energy’s bills remained outstanding during the calendar year (or other period referred to below) ending on each of the dates referred to below.
Days Outstanding
	As Of 12/31/18	As Of 12/31/19	As Of 12/31/20	As Of 12/31/21	As Of 12/31/22
Days Outstanding	44.83	42.50	43.63	42.04	40.51
Delinquencies
The following table sets forth information relating to the delinquency experience of Consumers Energy as of each of the dates shown below.
Delinquencies as a Percentage of Total Billed Revenues
	As Of 12/31/18	As Of 12/31/19	As Of 12/31/20	As Of 12/31/21	As Of 12/31/22
01 – 30 days	0.72%	0.99%	1.11%	1.00%	0.87%
31 – 60 days	0.20%	0.16%	0.22%	0.21%	0.27%
61 – 90 days	0.10%	0.08%	0.12%	0.10%	0.10%
91+ days	0.19%	0.17%	0.39%	0.19%	0.18%
Total*	1.21%	1.41%	1.85%	1.49%	1.43%

*
Total may not add up due to rounding.

Servicing Experience
In 2001, Consumers Energy sponsored and acted as servicer for securitization bonds issued by Consumers Funding LLC in the aggregate principal amount of $468,592,000, which have been repaid in full. In addition, Consumers Energy sponsored and has acted as servicer for the Series 2014A Securitization Bonds issued by Consumers 2014 Securitization Funding LLC in the original aggregate principal amount of $378,000,000. The Series 2014A Securitization Bonds were issued in three tranches. Tranche A-1 of the Series 2014A Securitization Bonds has been repaid in full. Tranche A-2 of the Series 2014A Securitization Bonds has a final legal maturity date of November 1, 2025, and Tranche A-3 of the Series 2014A Securitization Bonds has a final legal maturity date of May 1, 2029. The scheduled final payment date of Tranche A-2 of the Series 2014A Securitization Bonds is November 1, 2024, and the scheduled final payment date of Tranche A-3 of the Series 2014A Securitization Bonds is May 1, 2028. Since the date of issuance of each such series of securitization bonds, Consumers Energy has filed on a timely basis all true-up filings required for such securitization bonds, and the issuing entities of such securitization bonds have satisfied, on a timely basis, all interest payments and have made all principal payments on such securitization bonds in accordance with their respective expected amortization schedules. Consumers Energy services the Series 2014A Securitization Bonds in accordance with servicing standards that are substantially similar to those set forth in Consumers Energy’s Servicing Agreement with the Issuing Entity. Please read “Relationship to the Series 2014A Securitization Bonds” in this prospectus.
Executive Offices
Consumers Energy’s principal executive offices are located at One Energy Plaza, Jackson, Michigan 49201. The phone number at this address is (517) 788-0550.
Where to Find Information About Consumers Energy
Consumers Energy’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports are made available on CMS Energy’s website, www.cmsenergy.com, free of charge, as soon as reasonably practicable after they are filed with or furnished to the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. No information on these websites constitutes a part of the registration statement of which this prospectus forms a part.

RELATIONSHIP TO THE SERIES 2014A SECURITIZATION BONDS
The Bonds are the third series of securitization bonds that Consumers Energy has sponsored that are secured by securitization property created under the Statute.
Pursuant to a financing order and order on rehearing issued by the MPSC on October 24, 2000 and January 4, 2001, respectively, under the Statute, Consumers Energy sold securitization property to its wholly-owned subsidiary, Consumers Funding LLC. In November 2001, Consumers Funding LLC issued $468,592,000 of securitization bonds, which were issued to recover Consumers Energy’s generation-related regulatory assets. Those securitization bonds have been repaid in full.
On July 22, 2014, Consumers Energy sold securitization property to its wholly-owned subsidiary Consumers 2014 Securitization Funding LLC, which issued and sold $378,000,000 aggregate principal amount of Series 2014A Securitization Bonds, all in accordance with a financing order issued by the MPSC on December 6, 2013 pursuant to the Statute. After giving effect to payments on the Series 2014A Securitization Bonds on the November 1, 2023 semi-annual payment date, the Series 2014A Securitization Bonds had $141,234,292.38 in aggregate principal amount outstanding, which was equal to the amount set forth in the expected amortization schedule for the Series 2014A Securitization Bonds. The Series 2014A Securitization Bonds were issued in three tranches. Tranche A-1 of the Series 2014A Securitization Bonds has been repaid in full. Tranche A-2 of the Series 2014A Securitization Bonds has a final legal maturity date of November 1, 2025, and Tranche A-3 of the Series 2014A Securitization Bonds has a final legal maturity date of May 1, 2029. The scheduled final payment date of Tranche A-2 of the Series 2014A Securitization Bonds is November 1, 2024, and the scheduled final payment date of Tranche A-3 of the Series 2014A Securitization Bonds is May 1, 2028. Consumers Energy currently acts as servicer with respect to the Series 2014A Securitization Bonds in accordance with servicing standards that are substantially similar to those set forth in Consumers Energy’s Servicing Agreement with the Issuing Entity. Consumers 2014 Securitization Funding LLC will have no obligations under the Bonds, and the Issuing Entity has no obligations under the Series 2014A Securitization Bonds. The collateral for the Bonds will be separate from the collateral for the Series 2014A Securitization Bonds, which were issued by a different issuing entity from the Issuing Entity, and Holders of the Bonds will have no recourse to the collateral from that other issuance.
Since the date of issuance of the securitization bonds issued in November 2001 and the Series 2014A Securitization Bonds, Consumers Energy has filed on a timely basis all true-up filings required for such securitization bonds, and the issuing entities of such securitization bonds have satisfied, on a timely basis, all interest payments and have made all principal payments on such securitization bonds in accordance with their respective expected amortization schedules.
Securitization Charges relating to the Bonds and securitization charges relating to the Series 2014A Securitization Bonds will be collected through single bills to individual customers. In the event a customer does not pay in full all amounts owed under any bill, including securitization charges, Consumers Energy, as servicer, is required to allocate any resulting shortfalls in securitization charges ratably based on the amounts of Securitization Charges owing in respect of the Bonds, amounts owing in respect to the Series 2014A Securitization Bonds, and any amounts owing to any subsequently created affiliate of Consumers Energy that issues securitization bonds.

DESCRIPTION OF THE BONDS
General
We have summarized below selected provisions of the Indenture and the Bonds. A form of Indenture and Series Supplement are filed as exhibits to the registration statement of which this prospectus forms a part. Please read “Where You Can Find More Information” in this prospectus.
The Bonds are not a debt or obligation of the State of Michigan and are not a charge on its full faith and credit or taxing power. Neither Consumers Energy nor any of its affiliates will guarantee or insure the Bonds. Financing orders authorizing the issuance of securitization bonds do not constitute a pledge of the faith and credit of the State of Michigan or of any of its political subdivisions. The issuance of the Bonds under the Statute will not directly, indirectly or contingently obligate the State of Michigan or any county, municipality or other political subdivision of the State of Michigan to levy or to pledge any form of taxation for the Bonds or to make any appropriation for their payment.
The Issuing Entity will issue the Bonds and secure their payment under the Indenture that it will enter into with The Bank of New York Mellon, as indenture trustee, referred to in this prospectus as the Indenture Trustee. The Issuing Entity will issue the Bonds in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof, except that the Issuing Entity may issue one Bond in each tranche in a smaller denomination. The expected weighted average life, initial principal balance, Scheduled Final Payment Date, Final Maturity Date and interest rate for each tranche of the Bonds are stated in the table below:
Tranche	Expected Weighted Average Life (Years)	Initial Principal Balance(1)	Scheduled Final Payment Date	Final Maturity Date	Interest Rate
A-1		$250,000,000			%
A-2		$396,000,000			%

(1)
Preliminary, subject to change.

The Scheduled Final Payment Date for each tranche of the Bonds is the date when the outstanding principal balance of that tranche will be reduced to zero if the Issuing Entity makes payments according to the expected sinking fund schedule. The Final Maturity Date for each tranche of Bonds is the date when the Issuing Entity is required to pay the entire remaining unpaid principal balance, if any, of all outstanding Bonds of that tranche. The failure to pay principal of any tranche of Bonds by the applicable Final Maturity Date is an Event of Default, but the failure to pay principal of any tranche of Bonds by the applicable Scheduled Final Payment Date will not be an Event of Default. Please read “Description of the Bonds — Interest Payments”, “Description of the Bonds — Principal Payments” and “Description of the Bonds — Events of Default; Rights Upon Event of Default” in this prospectus.
Payment and Record Dates and Payment Sources
Beginning            , 2024, the Issuing Entity will make payments of principal and interest on the Bonds semi-annually on             and             of each year, or, if that day is not a Business Day, the following Business Day (each such date referred to in this prospectus as a Payment Date). So long as the Bonds are in book-entry form, on each Payment Date, the Issuing Entity will make interest and principal payments to the Persons who are the holders of record as of the Business Day immediately prior to that Payment Date, which is referred to in this prospectus as the Record Date. On each Payment Date, the Issuing Entity will pay amounts on outstanding Bonds from amounts available in the Collection Account (including the subaccounts thereof) held pursuant to the Indenture in the priority set forth under “Security for the Bonds — How Funds in the Collection Account will Be Allocated” in this prospectus. These available amounts, which will include amounts collected by the Servicer for the Issuing Entity with respect to the Securitization Charges, are described in greater detail under “Security for the Bonds — How Funds in the Collection Account will be Allocated” and “The Servicing Agreement — Remittances to Collection Account” in this prospectus.

Interest Payments
Interest on the Bonds will accrue from and including the issue date to but excluding the first Payment Date, and thereafter from and including the previous Payment Date to but excluding the applicable Payment Date until the Bonds have been paid in full, at the interest rate indicated on the cover of this prospectus and in the table above. We will calculate interest on the Bonds on the basis of a 360-day year of twelve 30-day months.
On each Payment Date, the Issuing Entity will pay interest on the Bonds equal to the following amounts:
•
if there has been a payment default, any interest payable but unpaid on any prior Payment Date, together with interest on such unpaid interest, if any; and

•
accrued interest on the principal balance of the Bonds as of the close of business on the preceding Payment Date (or with respect to the initial Payment Date, the date of the original issuance of the Bonds) after giving effect to all payments of principal made on the preceding Payment Date, if any.

The Issuing Entity will pay interest on the Bonds before it pays principal on the Bonds. Interest payments will be made from collections of Securitization Charges, including amounts available in the Excess Funds Subaccount and, if necessary, the amounts available in the Capital Subaccount.
Principal Payments
On each Payment Date, the Issuing Entity will pay principal of the Bonds to the Holders equal to the sum, without duplication, of:
•
the unpaid principal amount of the Bonds if the applicable Final Maturity Date is on that Payment Date, plus

•
the unpaid principal amount of the Bonds upon acceleration following an Event of Default relating to the Bonds, plus

•
any overdue payments of principal, plus

•
any unpaid and previously scheduled payments of principal, plus

•
the principal scheduled to be paid on the Bonds on that Payment Date,

but only to the extent funds are available in the Collection Account (including the subaccounts thereof) after payment of certain of the Issuing Entity’s fees and expenses and after payment of interest as described under “Description of the Bonds — Interest Payments” in this prospectus. If the Indenture Trustee receives insufficient collections of Securitization Charges for any Payment Date, and amounts in the Collection Account (including the subaccounts thereof) are not sufficient to make up the shortfall, principal of the Bonds may be payable later than expected. Please read “Risk Factors — Other Risks Associated with the Purchase of the Bonds” in this prospectus. To the extent funds are so available, we will make scheduled payments of principal of the Bonds in the following order:

(1)
to the Holders of the tranche A-1 Bonds, until the principal balance of that tranche has been reduced to zero; and

(2)
to the Holders of the tranche A-2 Bonds, until the principal balance of that tranche has been reduced to zero.

However, on any Payment Date, unless an Event of Default has occurred and is continuing and the Bonds have been declared due and payable, the Indenture Trustee will make principal payments on the Bonds only until the outstanding principal balance of the Bonds has been reduced to the principal balance specified in the expected amortization schedule for that Payment Date. Accordingly, principal of the Bonds may be paid later, but not sooner, than reflected in the expected amortization schedule, except in the case of an acceleration. The entire unpaid principal balance of each tranche of the Bonds will be due and payable on the applicable Final Maturity Date. The failure to make a scheduled payment of principal on the Bonds because there are not sufficient funds in the Collection Account (or the subaccounts thereof) does not constitute a default or an Event of Default under the Indenture, except for the failure to pay in full the unpaid balance of a tranche upon the applicable Final Maturity Date.
Unless the Bonds have been accelerated following an Event of Default, any excess funds remaining in the Collection Account after payment of principal, interest, investment earnings on deposit in the Capital Subaccount, applicable fees and expenses and payments to the applicable subaccounts of the Collection Account will be retained in the Excess Funds Subaccount until applied on a subsequent Payment Date.
If an Event of Default (other than a breach by the State of Michigan of the State Pledge) has occurred and is continuing, then the Indenture Trustee or the Holders of a majority in principal amount of the Bonds then outstanding may declare the Bonds to be immediately due and payable, in which event the entire unpaid principal amount of the Bonds, together with accrued and unpaid interest thereon through the date of acceleration, will become immediately due and payable. Please read “Description of the Bonds — Events of Default; Rights Upon Event of Default” in this prospectus. However, the nature of the Issuing Entity’s business will result in payment of principal upon an acceleration of the Bonds being made as funds become available. Please read “Risk Factors — Risks Associated with the Unusual Nature of the Securitization Property — Foreclosure of the Indenture Trustee’s lien on the Securitization Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect” and “Risk Factors — Risk Associated with Limited Source of Funds for Payment — You may experience material payment delays or incur a loss on your investment in the Bonds because the source of funds for payment is limited” in this prospectus.
The expected sinking fund schedule below sets forth the corresponding principal payment that is scheduled to be made on each Payment Date for each tranche of the Bonds from the issuance date to the Scheduled Final Payment Date for such tranche. Similarly, the expected amortization schedule below sets forth the principal balance that is scheduled to remain outstanding on each Payment Date for each tranche of the Bonds from the issuance date to the Scheduled Final Payment Date for such tranche.
Expected Sinking Fund Schedule(1)
Semi-Annual Payment Date	Tranche A-1	Tranche A-2
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
Total Payments	$	$

(1)
Totals may not add up due to rounding.

The Issuing Entity cannot assure you that the principal balance of any tranche of the Bonds will be reduced at the rate indicated in the table above. The actual reduction in principal balance may occur more slowly. The actual reduction in tranche principal balances may occur more slowly. The actual reduction in tranche principal balances will not occur more quickly than indicated in the above table, except in the case of acceleration due to an Event of Default under the Indenture. The Bonds will not be in default if principal is not paid as specified in the schedule above unless the principal of any tranche of the Bonds is not paid in full on or before the Final Maturity Date of that tranche.
Expected Amortization Schedule
Outstanding Principal Balance Per Tranche(1)
Semi-Annual Payment Date	Tranche A-1	Tranche A-2
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$

(1)
Totals may not add up due to rounding.

On each Payment Date, the Indenture Trustee will make principal payments to the extent the principal balance of each tranche of the Bonds exceeds the amount indicated for that Payment Date in the expected amortization schedule above and to the extent of funds available in the Collection Account after payment of certain of the Issuing Entity’s fees and expenses and after payment of interest.
Distribution Following Acceleration
Upon an acceleration of the maturity of the Bonds, the total outstanding principal balance of and interest accrued on the Bonds will be payable. Although principal will be due and payable upon acceleration, the nature of the Issuing Entity’s business will result in principal of the Bonds being paid as funds become available. Please read “Risk Factors — Risks Associated with the Unusual Nature of the Securitization Property — Foreclosure of the Indenture Trustee’s lien on the Securitization Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect” and “Risk Factors — Risk Associated with Limited Source of Funds for Payment — You may experience material payment delays or incur a loss on your investment in the Bonds because the source of funds for payment is limited” in this prospectus.
Optional Redemption
The Issuing Entity may not voluntarily redeem any tranche of the Bonds.
Payments on the Bonds
The Indenture Trustee will pay on each Payment Date to the Holders of each tranche of the Bonds, to the extent of available funds in the Collection Account (including all subaccounts thereof), all payments of principal and interest then due. The Indenture Trustee will make each payment other than the final payment with respect to any Bonds to the holders of record of the Bonds of the applicable tranche on the Record Date for that Payment Date. The Indenture Trustee will make the final payment for each tranche of Bonds, however, only upon presentation and surrender of the Bonds of that tranche at the office or agency of the Indenture Trustee specified in the notice given by the Indenture Trustee of the final payment. The Indenture Trustee will send notice of the final payment to the Holders no later than five days prior to the final Payment Date.
The failure to pay accrued interest on any Payment Date (even if the failure is caused by a shortfall in the Securitization Charges received) will result in an Event of Default for the Bonds unless such failure is cured within five Business Days. Please read “Description of the Bonds — Events of Default; Rights Upon Event of Default” in this prospectus. Any interest not paid when due (plus interest on the defaulted interest at the applicable interest rate to the extent lawful) will be payable to the Holders on a special record date. The special record date will be at least 15 Business Days prior to the date on which the Issuing Entity is to make such special payment, referred to in this prospectus as a Special Payment Date. We will fix any special record date and Special Payment Date. At least 10 days before any special record date, the Indenture Trustee will send to each affected Holder a notice that states the special record date, the Special Payment Date and the amount of defaulted interest (plus interest on the defaulted interest) to be paid.
The entire unpaid principal amount of each tranche of the Bonds will be due and payable:
•
on the Final Maturity Date for that tranche; or

•
if an Event of Default under the Indenture occurs and is continuing and the Indenture Trustee or the Holders of a majority in principal amount of the Bonds have declared the Bonds to be immediately due and payable.

However, the nature of the Issuing Entity’s business will result in payment of principal upon an acceleration of the Bonds being made as funds become available. Please read “Risk Factors — Risks Associated with the Unusual Nature of the Securitization Property — Foreclosure of the Indenture Trustee’s lien on the Securitization Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect” and “Risk Factors — Risk Associated with Limited Source of Funds for Payment — You may experience material payment delays or incur a loss on your investment in the Bonds because the source of funds for payment is limited” in this prospectus.
At the time, if any, the Issuing Entity issues the Bonds in the form of definitive Bonds and not to DTC or its nominee, the Indenture Trustee will make payments with respect to the Bonds on a Payment Date or a Special Payment Date by wire transfer to each Holder of a definitive Bond of record on the applicable Record Date to an account maintained by the payee.
If any Special Payment Date or other date specified for any payments to Holders is not a Business Day, the Indenture Trustee will make payments scheduled to be made on that Special Payment Date or other date on the next Business Day and no interest will accrue upon the payment during the intervening period.
Fees and Expenses
As set forth in the table below, the Issuing Entity is obligated to pay fees to the Servicer, the Indenture Trustee, each independent Manager of the Issuing Entity, and Consumers Energy as Administrator. The following table illustrates this arrangement.

Recipient	Source of Payment	Fees and Expenses Payable
Servicer	Securitization Charge collections and investment earnings	0.05% of the initial aggregate principal balance of the Bonds on an annualized basis (so long as the Servicer is Consumers Energy or an affiliate), plus expenses
Indenture Trustee	Securitization Charge collections and investment earnings	$15,000 per annum, plus expenses
Independent Manager	Securitization Charge collections and investment earnings	$3,500 per annum, plus expenses
Administrator	Securitization Charge collections and investment earnings	$50,000 per annum, plus expenses
The annual servicing fee payable to any servicer not affiliated with Consumers Energy shall not at any time exceed 0.75% of the initial aggregate principal balance of Bonds.
Bonds Will Be Issued in Book-Entry Form
The Bonds will be available to investors only in the form of book-entry bonds. You may hold your Bonds through DTC in the United States, Clearstream Banking, Luxembourg, S.A., referred to in this prospectus as Clearstream, or Euroclear in Europe. You may hold your Bonds directly with one of these systems if you are a participant in the system or indirectly through organizations that are participants.
The Role of DTC, Clearstream and Euroclear
Cede & Co., as nominee for DTC, will hold the global bond or bonds representing the Bonds. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream consumers and Euroclear participants, respectively, through consumers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries. These depositaries will, in turn, hold these positions in consumers’ securities accounts in the depositaries’ names on the books of DTC.
The Function of DTC
DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York UCC, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC’s participants deposit with DTC. DTC also facilitates the post-trade settlement among DTC’s participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between DTC’s participants’ accounts, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation. The Depository Trust & Clearing Corporation is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered Clearing Agencies. The Depository Trust & Clearing Corporation is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly, referred to in this prospectus as Indirect Participants. The DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org. The contents of such websites do not constitute a part of the registration statement of which this prospectus forms a part.
The Function of Clearstream
Clearstream holds securities for its consumers and facilitates the clearance and settlement of securities transactions between Clearstream consumers through electronic book-entry changes in accounts of

Clearstream consumers, thereby eliminating the need for physical movement of securities. Transactions may be settled by Clearstream in any of various currencies, including United States dollars. Clearstream provides to its consumers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in various countries through established depositary and custodial relationships.
Clearstream is registered as a bank in Luxembourg and therefore is subject to regulation by the Luxembourg Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks. Clearstream’s consumers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, among others, and may include the underwriters of the Bonds. Clearstream’s U.S. consumers are limited to securities brokers and dealers and banks. Clearstream has consumers located in various countries. Indirect access to Clearstream is also available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear.
The Function of Euroclear
Euroclear holds securities and book-entry interests in securities for Euroclear participants and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Such transactions may be settled in any of various currencies, including United States dollars. The Euroclear System includes various other services, including, among other things, safekeeping, administration, clearance and settlement, securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below. The Euroclear System is operated by Euroclear Bank SA/NV. Euroclear participants include central banks and other banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters of the Bonds. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
Terms and Conditions of Euroclear
Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System and receipts of payments with respect to securities in the Euroclear System. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. Euroclear acts under the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, only on behalf of Euroclear participants and has no record of or relationship with Persons holding through Euroclear participants.
The Rules for Transfers Among DTC, Clearstream or Euroclear Participants
Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream consumers or Euroclear participants will occur in the ordinary way in accordance with their applicable rules and operating procedures and will be settled using procedures applicable to conventional securities held in registered form.
Cross-market transfers between Persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream consumers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary; however, those cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, which will be based on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving Bonds in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream consumers and Euroclear participants may not deliver instructions directly to Clearstream’s and Euroclear’s depositaries.
Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a participant will be made during the subsequent securities settlement processing, dated the Business Day following the DTC settlement date, and those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream consumer or Euroclear participant on that Business Day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream consumer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the Business Day following settlement in DTC.
DTC’s Nominee Will Be the Holder of the Bonds
Bondholders that are not DTC’s participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, the Bonds may do so only through DTC’s participants and Indirect Participants. In addition, bondholders will receive all payments of principal of and interest on the Bonds from the Indenture Trustee through the participants, who in turn will receive them from DTC. Under a book-entry format, bondholders may experience some delay in their receipt of payments because payments will be forwarded by the Indenture Trustee to Cede & Co., as nominee for DTC. DTC will forward those payments to its participants, who thereafter will forward them to Indirect Participants or bondholders. It is anticipated that the only “bondholder” will be Cede & Co., as nominee of DTC. The Indenture Trustee will not recognize beneficial owners of interest in Bonds held by DTC or its nominee as bondholders, as that term is used in the Indenture, and such beneficial owners will be permitted to exercise the rights of bondholders only indirectly through the participants, who in turn will exercise the rights of bondholders through DTC.
Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers of book-entry certificates among participants on whose behalf it acts with respect to the Bonds and is required to receive and transmit payments of principal of and interest on the Bonds. DTC’s participants and Indirect Participants with whom bondholders have accounts with respect to the Bonds similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective bondholders. Accordingly, although bondholders will not possess Bonds, bondholders will receive payments and will be able to transfer their interests.
Because DTC can act only on behalf of participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a bondholder to pledge Bonds to Persons that do not participate in the DTC system, or otherwise take actions in respect of those Bonds, may be limited due to the lack of a physical certificate for those Bonds.
DTC has advised us that it will take any action permitted to be taken by a bondholder under the Indenture only at the direction of one or more participants to whose account with DTC the Bonds are credited.
Additionally, DTC has advised us that it will take those actions with respect to specified percentages of the collateral amount only at the direction of and on behalf of participants whose holdings include interests that satisfy those specified percentages. DTC may take conflicting actions with respect to other interests to the extent that those actions are taken on behalf of participants whose holdings include those interests.
Except as required by law, none of any underwriter, the Servicer, Consumers Energy, the Indenture Trustee, the Issuing Entity or any other party will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the certificates held by Cede & Co., as nominee for DTC, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

How Bond Payments Will Be Credited by Clearstream and Euroclear
Payments with respect to Bonds held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream consumers or Euroclear participants in accordance with the applicable system’s rules and operating procedures, to the extent received by its depositary. Those payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Please read “Material United States Federal Income Tax Consequences” in this prospectus. Clearstream or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a bondholder under the Indenture on behalf of a Clearstream consumer or Euroclear participant only in accordance with its applicable rules and operating procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.
Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the Bonds among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time.
Definitive Bonds
The Issuing Entity will issue the Bonds in registered, certificated form to Holders, or their nominees, rather than to DTC, or its nominee, only under the circumstances provided in the Indenture, which will include:
•
the Issuing Entity advising the Indenture Trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities as nominee and depositary with respect to the book-entry Bonds and that the Issuing Entity is unable to locate a qualified successor;

•
the Issuing Entity, at its option, electing to terminate the book-entry system through DTC, with written notice to the Indenture Trustee; or

•
after the occurrence of an Event of Default under the Indenture, Holders aggregating a majority of the aggregate outstanding principal amount of the Bonds maintained as book-entry Bonds advising the Issuing Entity, the Indenture Trustee, and DTC in writing that the continuation of a book-entry system through DTC (or a successor) is no longer in the best interests of those Holders.

Upon issuance of definitive Bonds, registered holders will deal directly with the transfer agent and registrar for the Bonds with respect to transfers, exchanges, notices and payments.
Upon surrender by DTC of the definitive securities representing the Bonds and instructions for registration, the Issuing Entity will sign and the Indenture Trustee will authenticate and deliver the Bonds in the form of definitive Bonds, and thereafter the Indenture Trustee will recognize the registered holders of the definitive Bonds as Holders under the Indenture.
The Indenture Trustee will make payment of principal of and interest on the Bonds directly to Holders in accordance with the procedures set forth in this prospectus and in the Indenture. The Indenture Trustee will make interest payments and principal payments to Holders in whose names the definitive Bonds were registered at the close of business on the related Record Date. The Indenture Trustee will make payments by wire transfer to the Holder as described in the Indenture or in such other manner as may be provided in the Series Supplement. The Indenture Trustee will make the final payment on any Bond, however, only upon presentation and surrender of the Bonds on the final Payment Date at the office or agency that is specified in the notice of final payment to Holders. The Indenture Trustee will provide the notice to registered holders not later than the fifth day prior to the final Payment Date.
Definitive Bonds will be transferable and exchangeable at the offices of the transfer agent and registrar, which initially will be the Indenture Trustee. There will be no service charge for any registration of transfer or exchange, but the transfer agent and registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Access of Holders
Upon written request of any Holder or group of Holders of outstanding Bonds evidencing at least 10% of the aggregate outstanding principal amount of the Bonds, the Indenture Trustee will afford the Holder or Holders making such request a copy of a current list of Holders for purposes of communicating with other Holders with respect to their rights under the Indenture; provided, that the Indenture Trustee gives prior written notice to the Issuing Entity of such request.
The Indenture does not provide for any annual or other meetings of Holders.
Reports to Holders
On or prior to each Payment Date, Special Payment Date or any other date specified in the Indenture for payments with respect to the Bonds, the Servicer will deliver to the Indenture Trustee, and the Indenture Trustee will make available on its website (currently located at https://gctinvestorreporting.bnymellon.com), a statement prepared by the Servicer with respect to the payment to be made on the Payment Date, Special Payment Date or other date, as the case may be, setting forth the following information:
•
the amount of the payment to Holders allocable to principal, if any, and interest;

•
the aggregate outstanding principal balance of the Bonds, before and after giving effect to payments allocated to principal reported immediately above;

•
the difference, if any, between the amount specified immediately above and the principal amount scheduled to be outstanding specified in the related expected amortization schedule;

•
any other transfers and payments to be made on such Payment Date or Special Payment Date, including amounts paid to the Indenture Trustee and to the Servicer; and

•
the amounts on deposit in the Capital Subaccount and the Excess Funds Subaccount, after giving effect to the foregoing payments.

Unless and until Bonds are no longer issued in book-entry form, the reports will be provided by the Indenture Trustee to the depository for the Bonds, or its nominee, as sole beneficial owner of the Bonds. The reports will be available to Holders upon written request to the Indenture Trustee or the Servicer. Such reports will not constitute financial statements prepared in accordance with generally accepted accounting principles.
The financial information provided to Holders will not be examined and reported upon by an independent public accountant. In addition, an independent public accountant will not provide an opinion on the financial information.
Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the term of the Bonds, the Indenture Trustee, so long as it is acting as Paying Agent and transfer agent and registrar for the Bonds, will, upon written request by the Issuing Entity or any Holder, mail to Persons who at any time during the calendar year were Holders and received any payment on the Bonds, a statement containing certain information for the purposes of the Holder’s preparation of United States federal and state income tax returns.
Website Disclosure
The Issuing Entity will, to the extent permitted by and consistent with its legal obligations under applicable law, cause to be posted on a website associated with Consumers Energy, currently located at www.cmsenergy.com, periodic reports containing to the extent such information is reasonably available to it:
•
the final prospectus related to the Bonds;

•
a statement of Securitization Charge remittances made to the Indenture Trustee;

•
a statement reporting the balances in the Collection Account (including all subaccounts thereof) as of the date of the Semi-Annual Servicer’s Certificate or the most recent date available;

•
a statement showing the balance of outstanding Bonds that reflects the actual periodic payments made on the Bonds during the applicable period;

•
the Semi-Annual Servicer’s Certificate delivered for the Bonds pursuant to the Servicing Agreement;

•
the Monthly Servicer’s Certificate delivered for the Bonds pursuant to the Servicing Agreement;

•
the reconciliation certificate as required to be submitted pursuant to the Servicing Agreement;

•
the text (or a link to the website where a reader can find the text) of each True-Up Adjustment filing in respect of the outstanding Bonds and the results of each such filing;

•
any change in the long-term or short-term credit ratings of the Servicer assigned by the Rating Agencies;

•
material legislative or regulatory developments directly relevant to the Bonds; and

•
any reports and other information that the Issuing Entity is required to file with the SEC under the Exchange Act.

Notwithstanding the foregoing, nothing in the Indenture shall preclude the Issuing Entity from voluntarily suspending or terminating its filing obligations as Issuing Entity with the SEC to the extent permitted by applicable law.
Information on CMS Energy’s or Consumers Energy’s website or that can be accessed through the website is not incorporated into and does not constitute a part of the registration statement of which this prospectus forms a part.
The Issuing Entity and the Indenture Trustee May Modify the Indenture
Modifications of the Indenture that do not Require Consent of Holders
From time to time, and without the consent of the Holders (but with prior notice to the Rating Agencies and when authorized by an Issuing Entity order to the Indenture Trustee), the Issuing Entity may enter into one or more agreements supplemental to the Indenture with the Indenture Trustee (which shall conform to the provisions of the Trust Indenture Act as in force at the date of the execution thereof), in form satisfactory to the Indenture Trustee, for any of the following purposes:
•
to correct or amplify the description of any property, including the Collateral, at any time subject to the lien of the Indenture, or to better assure, convey and confirm unto the Indenture Trustee the property subject or required to be subjected to the lien of the Indenture, or to subject to the lien of the Indenture additional property;

•
to evidence the succession, in compliance with the applicable provisions of the Indenture, of another Person to the Issuing Entity in accordance with the terms of the Indenture and the assumption by any such successor of the covenants in the Indenture and in the Bonds;

•
to add to the covenants of the Issuing Entity for the benefit of the Holders and the Indenture Trustee, or to surrender any right or power conferred to the Issuing Entity by the Indenture;

•
to convey, transfer, assign, mortgage or pledge any property to or with the Indenture Trustee;

•
to cure any ambiguity or mistake, to correct or supplement any provision in the Indenture or in any supplemental indenture, including the Series Supplement, that may be inconsistent with any other provision in the Indenture or in any supplemental indenture, including the Series Supplement, or to make any other provisions with respect to matters or questions arising under the Indenture or in any supplemental indenture, provided however, that:

•
such action will not, as evidenced by an opinion of external counsel of the Issuing Entity, adversely affect in any material respect the interests of the Holders; and

•
the Rating Agency Condition shall have been satisfied with respect thereto;

•
to evidence and provide for the acceptance of the appointment under the Indenture of a successor indenture trustee with respect to the Bonds and to add or change any of the provisions of the Indenture as shall be necessary to facilitate the administration of the trusts thereunder by more than one indenture trustee;

•
to modify, eliminate or add to the provisions of the Indenture to such extent as shall be necessary to effect qualification of the Indenture under the Trust Indenture Act or under any similar or successor federal statute enacted after the issuance of the Bonds and to add such other provisions to the Indenture as may be expressly required by the Trust Indenture Act or by any similar or successor federal statute enacted after the issuance of the Bonds ;

•
to evidence the final terms of the Bonds in the Series Supplement;

•
to qualify the Bonds for registration with a Clearing Agency;

•
to satisfy any Rating Agency requirements;

•
to make any amendment to the Indenture or the Bonds relating to the transfer and legending of the Bonds to comply with applicable securities laws; or

•
to conform the text of the Indenture or the Bonds to any provision of the registration statement of which this prospectus forms a part filed by the Issuing Entity with the SEC with respect to the issuance of the Bonds to the extent that such provision was intended to be a verbatim recitation of a provision of the Indenture or the Bonds.

The Issuing Entity and the Indenture Trustee, when authorized by an Issuing Entity order to the Indenture Trustee, may also, without the consent of the Holders, enter into one or more other agreements supplemental to the Indenture for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture or of modifying the rights of the Holders under the Indenture so long as:
•
the supplemental agreement does not, as evidenced by an opinion of nationally recognized counsel of the Issuing Entity experienced in structured finance transactions, adversely affect the interests of any Holders then outstanding in any material respect; and

•
the Rating Agency Condition shall have been satisfied with respect thereto.

Modifications of the Indenture that Require the Approval of Holders
The Issuing Entity and the Indenture Trustee, when authorized by an Issuing Entity order to the Indenture Trustee, may, with the consent of Holders holding a majority of the aggregate outstanding principal amount of the Bonds of each tranche to be affected (and with prior notice to the Rating Agencies), enter into one or more indentures supplemental to the Indenture for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture. In determining whether a majority of Holders have consented, Bonds owned by the Issuing Entity, Consumers Energy or any affiliate shall be disregarded, except that, in determining whether the Indenture Trustee shall be protected in relying upon any such consent, the Indenture Trustee shall only be required to disregard any Bonds it actually knows to be so owned. No supplement, however, may, without the consent of each Holder of each tranche affected thereby, take certain actions enumerated in the Indenture, including:
•
change the date of payment of any installment of principal of or premium, if any, or interest on any Bond of such tranche, or reduce in any manner the principal amount thereof, the interest rate thereon or the premium, if any, with respect thereto;

•
change the provisions of the Indenture and any applicable supplemental indenture, including the Series Supplement, relating to the application of collections on, or the proceeds of the sale of, the Collateral to payment of principal of or premium, if any, or interest on the Bonds or a tranche thereof, or change the place of payment where, or the coin or currency in which, any Bond or any interest thereon is payable;

•
modify the definition of the term “outstanding”;

•
reduce the percentage of the aggregate amount of the outstanding Bonds, or of a tranche thereof, the consent of the Holders of which is required for any such supplemental indenture, or the consent of the Holders of which is required for any waiver of compliance with any provisions of the Indenture specified therein or of certain defaults specified therein and their consequences provided for in the Indenture;

•
reduce the percentage of the outstanding amount of the Bonds or a tranche thereof the Holders of which are required to direct the Indenture Trustee to sell or liquidate the Collateral;

•
modify any of the provisions of the Indenture in a manner so as to affect the calculation of the amount of any payment of interest, principal or premium, if any, due on any Bond of such tranche on any Payment Date (including the calculation of any of the individual components of such calculation) or change the expected amortization schedule, expected sinking fund schedule or Final Maturity Date of any Bonds of such tranche;

•
decrease the Required Capital Level;

•
permit the creation of any lien ranking prior to or on a parity with the lien of the Indenture with respect to any of the Collateral for the Bonds or a tranche thereof or, except as otherwise permitted or contemplated in the Indenture, terminate the lien of the Indenture on any property at any time subject thereto or deprive the Holder of any Bond of the security provided by the lien of the Indenture;

•
cause any material adverse U.S. federal income tax consequence to the Seller, the Issuing Entity, the Managers, the Indenture Trustee or the beneficial owners of the Bonds;

•
modify any provision of the Indenture with respect to amendments of the Indenture or any provision of the other Basic Documents similarly specifying the rights of the Holders to consent to modification thereof, except to increase any percentage specified in the Indenture or to provide that those provisions of the Indenture or the other Basic Documents cannot be modified or waived without the consent of the Holder of each outstanding Bond affected thereby; or

•
impair the right to institute suit for the enforcement of those provisions of the Indenture specified therein regarding payment or application of funds.

It shall not be necessary for any act of Holders under the Indenture to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such act shall approve the substance thereof.
Promptly after the execution by the Issuing Entity and the Indenture Trustee of any supplemental indenture pursuant to the provisions described above, the Issuing Entity shall mail to the Rating Agencies a copy of such supplemental indenture and to the Holders of the bonds to which such supplemental indenture relates either a copy of such supplemental indenture or a notice setting forth in general terms the substance of such supplemental indenture. Any failure of the Issuing Entity to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.
Notification of the Rating Agencies, the Indenture Trustee and the Holders of Any Modification Requiring Holder Consent
If the Issuing Entity, Consumers Energy, the Administrator or the Servicer or any other party to the applicable agreement:
•
proposes to amend, modify, waive, supplement, terminate or surrender, or agree to any other amendment, modification, waiver, supplement, termination or surrender of, the terms of the Sale Agreement, the Administration Agreement, the Servicing Agreement or the Intercreditor Agreement, or

•
waives timely performance or observance by Consumers Energy, the Administrator or the Servicer under the Sale Agreement, the Administration Agreement, the Servicing Agreement or the Intercreditor Agreement,

in each case in a way that would materially and adversely affect the interests of Holders, the Issuing Entity must first notify the Rating Agencies of the proposed amendment, modification, waiver, supplement, termination or surrender and satisfy the Rating Agency Condition. Upon satisfaction of the Rating Agency Condition, the Issuing Entity must thereafter notify the Indenture Trustee, and, when required, the MPSC, in writing, and the Indenture Trustee will be required to notify the Holders of the proposed amendment, modification, waiver, supplement, termination or surrender and whether the Rating Agency Condition has been satisfied with respect thereto. The Indenture Trustee will consent to this proposed amendment, modification, supplement, waiver, termination or surrender only if the Rating Agency Condition is satisfied and only with the written consent of the Holders of a majority of the outstanding principal amount of the Bonds of the tranches materially and adversely affected thereby. In determining whether a majority of Holders have consented, Bonds owned by the Issuing Entity, Consumers Energy or any affiliate shall be disregarded, except that, in determining whether the Indenture Trustee shall be protected in relying upon any such consent, the Indenture Trustee shall only be required to disregard any Bonds it actually knows to be so owned.
Modifications to the Sale Agreement, the Administration Agreement, the Servicing Agreement and the Intercreditor Agreement
With the prior written consent of the Indenture Trustee, the Sale Agreement, the Administration Agreement, the Servicing Agreement and the Intercreditor Agreement may be amended, so long as the Rating Agency Condition is satisfied in connection therewith (where required pursuant to the applicable Basic Document), at any time and from time to time, without the consent of the Holders. However, any such amendment may not materially and adversely affect the interest of any Holders.
In addition, the Sale Agreement, the Administration Agreement and the Servicing Agreement may be amended with ten Business Days’ prior written notice given to the Rating Agencies in accordance with the applicable Basic Document, and, with respect to the Servicing Agreement, the prior written consent of the Indenture Trustee (which consent shall be given in reliance on an opinion of counsel and an officer’s certificate stating that such amendment is permitted or authorized under and adopted in accordance with the provisions of the applicable agreement and that all conditions precedent have been satisfied, upon which the Indenture Trustee may conclusively rely), but without the consent of the Holders:
•
to cure any ambiguity, to correct or supplement any provisions in the applicable agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in such agreement or of modifying in any manner the rights of the Holders; provided, however, that such action shall not, as evidenced by an officer’s certificate delivered to the Issuing Entity and the Indenture Trustee, adversely affect in any material respect the interests of any Holder; or

•
to conform the provisions of the applicable agreement to the description of such agreement in this prospectus.

Promptly after the execution of any such amendment or consent, the Issuing Entity shall furnish copies of such amendment or consent to each of the Rating Agencies.
Enforcement of the Sale Agreement, the Administration Agreement, the Servicing Agreement and the Intercreditor Agreement
The Indenture provides that the Issuing Entity will take all lawful actions to enforce its rights under the Sale Agreement, the Administration Agreement, the Servicing Agreement, the Intercreditor Agreement and the other Basic Documents; provided that such action shall not adversely affect the interests of Holders in any material respect. The Indenture also provides that the Issuing Entity will take all lawful actions to compel or secure the performance and observance by Consumers Energy, the Administrator and the Servicer and each other party under the Intercreditor Agreement of their respective obligations to the Issuing Entity under or in connection with the Sale Agreement, the Administration Agreement, the Servicing Agreement and the Intercreditor Agreement. So long as no Event of Default occurs and is continuing, the Issuing Entity may exercise any and all rights, remedies, powers and privileges lawfully available to the Issuing Entity under or in connection with the Sale Agreement, the Administration Agreement, the Servicing Agreement and the Intercreditor Agreement. However, if the Issuing Entity or the Servicer proposes to amend, modify, waive, supplement, terminate or surrender in any material respect, or agree to any material amendment, modification, supplement, termination, waiver or surrender of, the process for adjusting the Securitization Charges, the

Issuing Entity must notify the Indenture Trustee in writing and the Indenture Trustee must notify the Holders of such proposal. In addition, the Indenture Trustee may consent to such proposal only with the written consent of the Holders of a majority of the aggregate outstanding principal amount of the Bonds of the tranches affected thereby and only if the Rating Agency Condition is satisfied. In determining whether a majority of Holders have consented, Bonds owned by the Issuing Entity, Consumers Energy or any affiliate shall be disregarded, except that, in determining whether the Indenture Trustee shall be protected in relying upon any such consent, the Indenture Trustee shall only be required to disregard any Bonds it actually knows to be so owned.
If an Event of Default occurs and is continuing, the Indenture Trustee may, and, at the written direction of Holders of a majority of the aggregate outstanding principal amount of all affected tranches of Bonds, shall exercise all of the Issuing Entity’s rights, remedies, powers, privileges and claims against the Seller, the Administrator and the Servicer, under or in connection with the Sale Agreement, the Administration Agreement, the Servicing Agreement and the Intercreditor Agreement, and any right of the Issuing Entity to take this action shall be suspended.
Issuing Entity’s Covenants
The Issuing Entity may not consolidate with or merge into any other entity, unless:
•
the entity formed by or surviving the consolidation or merger:

•
is organized under the laws of the United States or any state;

•
expressly assumes, by a supplemental indenture, the performance or observance of all of the Issuing Entity’s agreements and covenants under the Indenture and the Series Supplement; and

•
expressly assumes all of the Issuing Entity’s obligations and succeeds to all of the Issuing Entity’s rights under the Sale Agreement, the Servicing Agreement and any other Basic Document to which the Issuing Entity is a party;

•
no default, Event of Default or Servicer Default under the Indenture has occurred and is continuing immediately after the merger or consolidation;

•
the Rating Agency Condition will have been satisfied with respect to the merger or consolidation;

•
the Issuing Entity has delivered to Consumers Energy, the Indenture Trustee and the Rating Agencies an opinion or opinions of outside tax counsel (as selected by the Issuing Entity, in form and substance reasonably satisfactory to Consumers Energy and the Indenture Trustee, and that may be based on a ruling from the IRS) to the effect that the consolidation or merger will not result in a material adverse U.S. federal or state income tax consequence to the Issuing Entity, Consumers Energy, the Indenture Trustee or the then-existing Holders;

•
any action as is necessary to maintain the lien and the perfected security interest in the Collateral for the Bonds created by the Indenture and the Series Supplement has been taken, as evidenced by an opinion of the Issuing Entity’s external counsel delivered to the Indenture Trustee; and

•
the Issuing Entity has delivered to the Indenture Trustee an officer’s certificate and an opinion of the Issuing Entity’s external counsel, each stating that the consolidation or merger complies with the Indenture and the Series Supplement and all conditions precedent therein provided for relating to the transaction have been complied with (including any filing required by the Exchange Act).

The Issuing Entity may not sell, convey, exchange, transfer or otherwise dispose of any of its properties or assets included in the Collateral to any Person, unless:
•
the Person acquiring the properties and assets:

•
is a United States citizen or an entity organized under the laws of the United States or any state;

•
expressly assumes, by a supplemental indenture, the performance or observance of all of the Issuing Entity’s agreements and covenants under the Indenture and the Series Supplement;

•
expressly agrees by means of a supplemental indenture that all right, title and interest so sold, conveyed, exchanged, transferred or otherwise disposed of will be subject and subordinate to the rights of Holders;

•
unless otherwise specified in the supplemental indenture referred to above, expressly agrees to indemnify, defend and hold harmless the Issuing Entity and the Indenture Trustee against and from any loss, liability or expense arising under or related to the Indenture, the Series Supplement and the Bonds (including the enforcement costs of such indemnity);

•
expressly agrees by means of a supplemental indenture that the Person (or if a group of Persons, then one specified Person) will make all filings with the SEC (and any other appropriate Person) required by the Exchange Act in connection with the Bonds; and

•
if such sale, conveyance, exchange, transfer or disposal relates to the Issuing Entity’s rights and obligations under the Sale Agreement or the Servicing Agreement, such Person assumes all obligations and succeeds to all of the Issuing Entity’s rights under the Sale Agreement and the Servicing Agreement, as applicable;

•
no default, Event of Default or Servicer Default under the Indenture has occurred and is continuing immediately after the transactions;

•
the Rating Agency Condition has been satisfied with respect to such transaction;

•
the Issuing Entity has delivered to Consumers Energy, the Indenture Trustee and the Rating Agencies an opinion or opinions of outside tax counsel (as selected by the Issuing Entity, in form and substance reasonably satisfactory to Consumers Energy and the Indenture Trustee, and that may be based on a ruling from the IRS) to the effect that the disposition will not result in a material adverse U.S. federal or state income tax consequence to the Issuing Entity, Consumers Energy, the Indenture Trustee or the then-existing Holders;

•
any action as is necessary to maintain the lien and the perfected security interest in the Collateral created by the Indenture and the Series Supplement has been taken as evidenced by an opinion of the Issuing Entity’s external counsel delivered to the Indenture Trustee; and

•
the Issuing Entity has delivered to the Indenture Trustee an officer’s certificate and an opinion of the Issuing Entity’s external counsel, each stating that the sale, conveyance, exchange, transfer or other disposition complies with the Indenture and the Series Supplement and all conditions precedent therein provided for relating to the transaction have been complied with (including any filing required by the Exchange Act).

The Issuing Entity will not, among other things, for so long as any Bonds are outstanding:
•
except as expressly permitted by the Indenture and the other Basic Documents, sell, transfer, convey, exchange or otherwise dispose of any of its assets, including those included in the Collateral for the Bonds, unless directed to do so by the Indenture Trustee in accordance with the provisions of the Indenture;

•
claim any credit on, or make any deduction from the principal or premium, if any, or interest payable in respect of, the Bonds (other than amounts properly withheld from such payments under the Code or other tax laws) or assert any claim against any present or former Holder by reason of the payment of the taxes levied or assessed upon any part of the Collateral;

•
terminate its existence, or dissolve or liquidate in whole or in part, except as permitted above;

•
permit the validity or effectiveness of the Indenture, the Series Supplement or the other Basic Documents to be impaired;

•
permit the lien of the Indenture and the Series Supplement to be amended, hypothecated, subordinated, terminated or discharged, or permit any Person to be released from any covenants or obligations with respect to the Bonds under the Indenture except as may be expressly permitted by the Indenture;

•
permit any lien, security interest or other encumbrance, other than the lien and security interest granted under the Indenture and the Series Supplement, to be created on or extend to or otherwise arise upon or burden the Collateral or any part thereof or any interest therein or the proceeds thereof (other than tax liens arising by operation of law with respect to amounts not yet due);
•
permit the lien of the Indenture or the Series Supplement not to constitute a valid first priority perfected security interest in the Collateral;

•
enter into any swap, hedge or similar financial instrument;

•
elect to be classified as an association taxable as a corporation for U.S. federal income tax purposes, file any tax return or take any other action or make any election inconsistent with the Issuing Entity’s treatment for U.S. federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from the Issuing Entity’s sole member;

•
change its name, identity or structure or the location of the Issuing Entity’s chief executive office unless at least ten Business Days prior to the effective date of any such change, the Issuing Entity delivers to the Indenture Trustee (with copies to each Rating Agency) such documents, instruments or agreements, executed by the Issuing Entity, as are necessary to reflect such change and to continue the perfection of the security interest of the Indenture and the Series Supplement;

•
take any action that is subject to the Rating Agency Condition without satisfying the Rating Agency Condition;

•
except to the extent permitted by applicable law, voluntarily suspend or terminate its filing obligations with the SEC as described in the Indenture; or

•
issue any securitization bonds under the Statute or any similar law, other than the Bonds offered hereby, or issue any other debt obligations.

The Issuing Entity may not engage in any business other than financing, purchasing, owning, administering, managing and servicing the Securitization Property and other Collateral and the issuance of the Bonds under the Financing Order, and certain related activities incidental thereto.
The Issuing Entity will not issue, incur, assume, guarantee or otherwise become liable, directly or indirectly, for any indebtedness except for the Bonds and any other indebtedness expressly permitted by or arising under the Basic Documents. Also, the Issuing Entity will not, except as contemplated by the Bonds or the Basic Documents, make any loan or advance or credit to, or guarantee (directly or indirectly or by an instrument having the effect of assuring another’s payment or performance on any obligation or capability of so doing or otherwise), endorse or otherwise become contingently liable, directly or indirectly, in connection with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other Person. The Issuing Entity will not, except for the acquisition of Securitization Property as contemplated by the Bonds and the Basic Documents, make any expenditure (by long-term or operating lease or otherwise) for capital assets (either realty or personalty).
Except for the release to Consumers Energy of funds as described under “Security for the Bonds — How Funds in the Collection Account will be Allocated” in this prospectus, the Issuing Entity, directly or indirectly, will not:
•
pay any dividend or make any distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, to any owner of an interest in the Issuing Entity or otherwise with respect to any ownership or equity interest or similar security in or of the Issuing Entity;

•
redeem, purchase, retire or otherwise acquire for value any such ownership or equity interest or similar security; or

•
set aside or otherwise segregate any amounts for any such purpose;

provided, however, that, if no Event of Default shall have occurred and be continuing or would be caused thereby, the Issuing Entity may make, or cause to be made, any such distributions to any owner of an interest in the Issuing Entity or otherwise with respect to any ownership or equity interest or similar security in or of the Issuing Entity using the investment earnings on deposit in the Capital Subaccount to the extent that such distributions would not cause the balance of the Capital Subaccount to decline below the Required Capital Level. The Issuing Entity will not, directly or indirectly, make payments to or distributions from the Collection Account (including the subaccounts thereof) except in accordance with the Indenture and the other Basic Documents.
Events of Default; Rights Upon Event of Default
An Event of Default with respect to the Bonds is defined in the Indenture as any one of the following events:

•
default in the payment of any interest on any Bond when the same becomes due and payable (whether such failure to pay interest is caused by a shortfall in the Securitization Charges received or otherwise), and such default shall continue for a period of five Business Days;

•
default in the payment of the then unpaid principal of any Bond of any tranche on the Final Maturity Date for that tranche;

•
a default in the observance or performance of any of the Issuing Entity’s covenants or agreements made in the Indenture (other than defaults described above) and the continuation of any default for a period of 30 days after the earlier of:

•
the date that written notice (by registered or certified mail) of the default is given to the Issuing Entity by the Indenture Trustee or to the Issuing Entity and the Indenture Trustee by the Holders of at least 25% of the aggregate outstanding principal amount of the Bonds; or

•
the date that the Issuing Entity had actual knowledge of the default;

•
any representation or warranty made by the Issuing Entity in the Indenture or in any certificate or other writing delivered pursuant to the Indenture or in connection with the Indenture having been incorrect in any material respect as of the time made, and such breach not having been cured within 30 days after the earlier of:

•
the date that notice of the breach is given (by registered or certified mail) to the Issuing Entity by the Indenture Trustee or to the Issuing Entity and the Indenture Trustee by the Holders of at least 25% of the aggregate outstanding principal amount of the Bonds; or

•
the date that the Issuing Entity had actual knowledge of the default;

•
certain events of bankruptcy, insolvency, receivership or liquidation specified in the Indenture; or

•
any act or failure to act by the State of Michigan or any of its agencies (including the MPSC), officers or employees that violates the State Pledge or is not in accordance with the State Pledge.

If an Event of Default (other than as specified in the sixth bullet point above (relating to the State Pledge)) should occur and be continuing with respect to the Bonds, the Indenture Trustee or the Holders representing a majority of the aggregate outstanding principal amount of the Bonds may declare the unpaid principal of the Bonds and all accrued and unpaid interest thereon to be immediately due and payable. However, the nature of the Issuing Entity’s business will result in payment of principal upon an acceleration of the Bonds being made as funds become available. Please read “Risk Factors — Risks Associated with the Unusual Nature of the Securitization Property — Foreclosure of the Indenture Trustee’s lien on the Securitization Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect” and “Risk Factors — Risk Associated with Limited Source of Funds for Payment — You may experience material payment delays or incur a loss on your investment in the Bonds because the source of funds for payment is limited” in this prospectus.
The Holders of a majority of the aggregate outstanding principal amount of the Bonds may rescind and annul that declaration under certain circumstances set forth in the Indenture. Additionally, the Indenture Trustee may exercise all of the Issuing Entity’s rights, remedies, powers, privileges and claims against the Seller, the Administrator or the Servicer under or in connection with the Sale Agreement, the Administration Agreement or the Servicing Agreement. If an Event of Default as specified in the sixth bullet above has occurred, the Servicer will be obligated to institute (and the Indenture Trustee, for the benefit of the Holders, shall be entitled and empowered to institute) any suits, actions or proceedings at law, in equity or otherwise, to enforce the State Pledge and to collect any monetary damages as a result of a breach thereof, and each of the Servicer and the Indenture Trustee may prosecute any suit, action or proceeding to final judgment or decree. The Servicer will be required to advance its own funds in order to bring any suits, actions or proceedings and, for so long as the legal actions were pending, the Servicer will be required, unless otherwise prohibited by applicable law or court or regulatory order in effect at that time, to bill and collect the Securitization Charges, perform True-Up Adjustments and discharge its obligations under the Servicing Agreement. The costs of any such actions shall be an operating expense of the Issuing Entity payable from the Securitization Charges. In the event the Seller is not the Servicer and such costs are not recovered as an operating expense of the Issuing Entity, the costs of any such action would be payable by the Seller pursuant to the Sale Agreement. The Indenture Trustee will not be deemed to have knowledge of any Event of Default unless a responsible officer of the Indenture Trustee has actual knowledge of the default or the Indenture Trustee has received written notice of the default in accordance with the Indenture.
If the Bonds have been declared due and payable following an Event of Default (other than a breach by the State of Michigan of the State Pledge), the Indenture Trustee may elect to have the Issuing Entity maintain possession of all or a portion of the Securitization Property and continue to apply Securitization Charge collections as if there had been no declaration of acceleration. There is likely to be a limited market, if any, for the Securitization Property following a foreclosure, in light of the Event of Default, the unique nature of the Securitization Property as an asset and other factors discussed in this prospectus. In addition, the Indenture Trustee is prohibited from selling the Securitization Property following an Event of Default, other than a default in the payment of any principal or a default for five Business Days or more in the payment of any interest on any Bond, which requires the direction of Holders of a majority of the aggregate outstanding principal amount of the Bonds, unless:
•
the Holders of all of the outstanding Bonds consent to the sale;

•
the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on the outstanding Bonds; or

•
the Indenture Trustee determines that the proceeds of the Collateral would not be sufficient on an ongoing basis to make all payments on the Bonds as those payments would have become due if the Bonds had not been declared due and payable, and the Indenture Trustee obtains the written consent of the Holders of at least two-thirds of the aggregate outstanding principal amount of the Bonds.

Subject to the provisions of the Indenture relating to the duties of the Indenture Trustee (please read “Description of the Indenture Trustee” in this prospectus), if an Event of Default occurs and is continuing, the Indenture Trustee will be under no obligation to exercise any of the rights or powers under the Bonds at the request or direction of any of the Holders if the Indenture Trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities that might be incurred by it in complying with the request. Subject to the provisions for indemnification and certain limitations contained in the Indenture:
•
the Holders of a majority of the aggregate outstanding principal amount of the Bonds of an affected tranche will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee; and

•
the Holders of a majority of the aggregate outstanding principal amount of the Bonds of an affected tranche may, in certain cases, waive any default with respect thereto, except a default in the payment of principal or interest or a default in respect of a covenant or provision of the Indenture that cannot be modified without the consent of all of the Holders of the outstanding Bonds of all tranches affected thereby.

No Holder will have the right to institute any proceeding, to avail itself of any remedies provided in the Statute or of the right to foreclose on the Collateral, or otherwise to enforce the lien and security interest on the Collateral or to seek the appointment of a receiver or indenture trustee, or for any other remedy under the Indenture, unless:
•
the Holder previously has given to the Indenture Trustee written notice of a continuing Event of Default;

•
the Holders of a majority of the aggregate outstanding principal amount of the Bonds have made written request of the Indenture Trustee to institute the proceeding in its own name as Indenture Trustee;

•
the Holder or Holders have offered the Indenture Trustee indemnity satisfactory to it against the costs, expenses and liabilities to be incurred in complying with such request;

•
the Indenture Trustee for 60 days after receipt of the notice set forth above and the request and offer of indemnity, has failed to institute the proceeding; and

•
no direction inconsistent with the written request has been given to the Indenture Trustee during the 60-day period by the Holders of a majority of the aggregate outstanding principal amount of the Bonds.

In addition, the Indenture Trustee and the Servicer will covenant and each Holder will be deemed to covenant that it will not, prior to the date that is one year and one day after the termination of the Indenture, institute against the Issuing Entity or against the Issuing Entity’s Managers or member or members any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law, subject to the right of a court of competent jurisdiction to order sequestration and payment of revenues arising with respect to the Securitization Property.
Neither any Manager nor the Indenture Trustee in its individual capacity, nor any Holder of any ownership interest in the Issuing Entity, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the Bonds or for the Issuing Entity’s agreements contained in the Indenture.
Actions by Holders
Subject to certain exceptions, the Holders of a majority of the aggregate outstanding principal amount of the Bonds of the affected tranche or tranches will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or exercising any trust or power conferred on the Indenture Trustee under the Indenture; provided, that:
•
the direction is not in conflict with any rule of law or with the Indenture or the Series Supplement and would not involve the Indenture Trustee in personal liability or expense;

•
subject to the other conditions described under “Description of the Bonds — Events of Default; Rights Upon Event of Default” in this prospectus, the consent of 100% of the Holders is required to direct the Indenture Trustee to sell or liquidate the Collateral (other than pursuant to an Event of Default for failure to pay interest or principal at maturity);

•
if the Indenture Trustee elects to retain the Collateral in accordance with the Indenture, then any direction to the Indenture Trustee by less than 100% of the Holders will be of no force and effect; and

•
the Indenture Trustee may take any other action deemed proper by the Indenture Trustee that is not inconsistent with the direction.

In circumstances under which the Indenture Trustee is required to seek instructions from the Holders of any tranche with respect to any action or vote, the Indenture Trustee will take the action or vote for or against any proposal in proportion to the principal amount of the corresponding tranche, as applicable, of Bonds taking the corresponding position.
Notwithstanding the foregoing, the Indenture allows each Holder to institute suit for the enforcement of payment of:
•
the interest, if any, on its Bonds that remains unpaid as of the applicable due date; and

•
the unpaid principal, if any, of its tranche of Bonds on the applicable Final Maturity Date therefor.

Resignation or Removal of Indenture Trustee
The Indenture Trustee (or any other Eligible Institution in any capacity under the Indenture), unless such Eligible Institution is being replaced by the Indenture Trustee, may resign at any time upon 30 days’

prior written notice to the Issuing Entity. The Holders of a majority of the aggregate outstanding principal amount of the Bonds then outstanding may remove the Indenture Trustee (or any other Eligible Institution in any capacity under the Indenture) with 30 days’ prior written notice by so notifying the Indenture Trustee (or any such other Eligible Institution) and may appoint a successor Indenture Trustee (or successor Eligible Institution in the applicable capacity). The Issuing Entity will remove the Indenture Trustee if the Indenture Trustee:
•
ceases to be eligible under the Trust Indenture Act;

•
ceases to satisfy certain credit standards set forth in the Indenture;

•
becomes a debtor in a bankruptcy proceeding or is adjudicated insolvent or a receiver or other public officer takes charge of the Indenture Trustee or its property;

•
becomes incapable of acting; or

•
fails to provide to the Issuing Entity certain information it reasonably requests that is necessary for the Issuing Entity to satisfy its reporting obligations under the securities laws and such failure is not resolved to the Issuing Entity’s and the Indenture Trustee’s mutual satisfaction within a reasonable period of time.

Any removal or resignation of the Indenture Trustee shall also constitute a removal or resignation of such entity in its capacity as securities intermediary and account bank.
The Indenture requires that the Indenture Trustee have:
•
a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition; and

•
a long-term debt rating from Moody’s in one of its generic rating categories that signifies investment grade and a long-term debt rating from S&P of at least “A”.

If the Indenture Trustee resigns or is removed or a vacancy exists in the office of Indenture Trustee for any reason, the Issuing Entity will be obligated promptly to appoint a successor Indenture Trustee eligible under the Indenture, and notice of such appointment is required to be promptly given to each Rating Agency by the successor Indenture Trustee. If any person (other than the Indenture Trustee) acting in any capacity under the Indenture as an Eligible Institution is removed or fails to constitute an Eligible Institution or if a vacancy exists in any such capacity for any reason, the Issuing Entity will promptly appoint a successor to such capacity that constitutes an Eligible Institution. No resignation or removal of the Indenture Trustee (or any other person acting as an Eligible Institution) will become effective until acceptance of the appointment by a successor Indenture Trustee (or successor Eligible Institution). The Issuing Entity is responsible for payment of the expenses associated with any such removal or resignation.
Limitation on Liability of the Indenture Trustee
The Indenture Trustee shall not be liable for:
•
any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers; provided, however, that the Indenture Trustee’s conduct does not constitute willful misconduct, negligence or bad faith; and

•
special, indirect, punitive or consequential loss or damage of any kind whatsoever (including loss of profit) irrespective of whether the Indenture Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

The Indenture Trustee shall not be required to take any action that it is directed to take under the Indenture if the Indenture Trustee determines in good faith that the action so directed is inconsistent with the Indenture, any other Basic Document or applicable law, or would involve the Indenture Trustee in personal liability. In circumstances under which the Indenture Trustee is required to seek instructions from the holders of any tranche of the Bonds with respect to any action or vote, the Indenture Trustee shall take the action or vote for or against any proposal in proportion to the principal amount of the corresponding tranche, as applicable, of Bonds taking the corresponding position. Any discretion, permissive right or privilege of the Indenture Trustee under the Indenture shall not be deemed to be or otherwise construed as a duty or obligation. The Indenture Trustee’s receipt of publicly available reports under the Indenture shall not constitute constructive or actual notice or knowledge of any information contained therein or determinable therefrom, including a party’s compliance with covenants under the Indenture.
The Indenture Trustee shall not be deemed to have notice of any default or Event of Default unless written notice thereof is received by the Indenture Trustee.
The Indenture Trustee shall not be responsible for, and does not make any representation (subject to certain exceptions) with respect to, the following:
•
the validity or adequacy of the Indenture or the Bonds;

•
the Issuing Entity’s use of the proceeds from the Bonds;

•
any statement of the Issuing Entity in the Indenture or in any document issued in connection with the sale of the Bonds or in the Bonds other than the Indenture Trustee’s certificate of authentication;

•
the form, character, genuineness, sufficiency, value or validity of any of the Collateral or for or in respect of the Bonds (other than the certificate of authentication for the Bonds) or the Basic Documents;

•
the filing of any financing statements, the recording of any documents or otherwise perfecting the security interest in the Collateral;

•
any liability, duty or obligation to any Holder, other than as expressly provided in the Indenture or the other applicable Basic Document; or

•
any default or misconduct of the Issuing Entity, the Seller or the Servicer under the Basic Documents or otherwise.

Indemnification of the Indenture Trustee by the Issuing Entity
The Issuing Entity shall indemnify and hold harmless the Indenture Trustee and its officers, directors, employees and agents (each referred to in this prospectus as an Indemnified Person) against any and all cost, damage, loss, liability, tax or expense (including reasonable attorneys’ fees and expenses, the fees of experts and agents and any reasonable extraordinary out-of-pocket expenses) incurred by it in connection with the administration and the enforcement of the Indenture, the Series Supplement and the other Basic Documents.
The Issuing Entity shall not be required to indemnify an Indemnified Person for any amount paid by such Indemnified Person in the settlement of any action, proceeding or investigation without the prior written consent of the Issuing Entity, which consent shall not be unreasonably withheld.
With respect to any action, proceeding or investigation brought by a third party for which indemnification may be sought, the Issuing Entity shall be entitled to conduct and control, at its expense and with counsel of its choosing that is reasonably satisfactory to such Indemnified Person, the defense of any such action, proceeding or investigation (in which case the Issuing Entity shall not thereafter be responsible for the fees and expenses of any separate counsel retained by such Indemnified Person except as set forth below); provided that such Indemnified Person shall have the right to participate in such action, proceeding or investigation through counsel chosen by it and at its own expense. Notwithstanding the Issuing Entity’s election to assume the defense of any action, proceeding or investigation, such Indemnified Person shall have the right to employ separate counsel (including one appropriate local counsel), and the Issuing Entity shall bear the reasonable fees, costs and expenses of such separate counsel if:
•
the defendants in any such action include both the Indemnified Person and the Issuing Entity and the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or additional to those available to the Issuing Entity;

•
the Issuing Entity shall not have employed counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person within a reasonable time after notice of the institution of such action; or

•
the Issuing Entity shall authorize the Indemnified Person to employ separate counsel at the expense of the Issuing Entity.

Notwithstanding the foregoing, the Issuing Entity shall not be obligated to pay for the fees, costs and expenses of more than one separate counsel for the Indemnified Person other than one appropriate local counsel. The Issuing Entity need not reimburse any expense or indemnify against any loss, liability or expense incurred by the Indenture Trustee through the Indemnified Person’s own willful misconduct, negligence or bad faith.
Annual Report of Indenture Trustee
If required by the Trust Indenture Act, the Indenture Trustee will be required to send each year to all Holders a brief report. The report must state, among other things:
•
the Indenture Trustee’s eligibility and qualification to continue as the Indenture Trustee under the Indenture;

•
any amounts advanced by it under the Indenture;

•
the amount, interest rate and maturity date of specific indebtedness owing by the Issuing Entity to the Indenture Trustee in the Indenture Trustee’s individual capacity;

•
the property and funds physically held pursuant to the Indenture; and

•
any action taken by it that materially affects the Bonds and that has not been previously reported.

Annual Compliance Statement
The Issuing Entity will file annually with the Indenture Trustee and the Rating Agencies a written statement as to whether the Issuing Entity has fulfilled its obligations under the Indenture.
Satisfaction and Discharge of Indenture
The Indenture will cease to be of further effect with respect to the Bonds and the Indenture Trustee, on the Issuing Entity’s reasonable written demand and at the Issuing Entity’s expense, will execute instruments acknowledging satisfaction and discharge of the Indenture with respect to the Bonds, when:
•
either:

•
all Bonds that have already been authenticated or delivered, with certain exceptions set forth in the Indenture, have been delivered to the Indenture Trustee for cancellation; or

•
either the Scheduled Final Payment Date for the latest maturing tranche of the Bonds not delivered for cancellation has occurred or will occur within one year and the Issuing Entity has irrevocably deposited or cause to be deposited in trust with the Indenture Trustee cash and/or U.S. government obligations that through the scheduled payments of principal and interest in accordance with their terms are in an amount sufficient to pay principal, interest and premium, if any, on the Bonds and Ongoing Other Qualified Costs and all other sums payable by the Issuing Entity with respect to the Bonds when scheduled to be paid and to discharge the entire indebtedness on such Bonds when due;

•
the Issuing Entity has paid or caused to be paid all other sums payable by it under the Indenture with respect to the Bonds; and

•
the Issuing Entity has delivered to the Indenture Trustee an officer’s certificate, an opinion of the Issuing Entity’s external counsel, and, if required by the Trust Indenture Act or the Indenture Trustee, a certificate from a firm of independent registered public accountants, each stating that all conditions precedent in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

The Issuing Entity’s Legal and Covenant Defeasance Options
The Issuing Entity may, at any time, terminate all of its obligations under the Indenture, referred to in this prospectus as the Legal Defeasance Option, or terminate its obligations to comply with some of the covenants in the Indenture, including some of the covenants described under “Description of the Bonds — Issuing Entity’s Covenants” in this prospectus, referred to in this prospectus as the Covenant Defeasance Option.
The Issuing Entity may exercise the Legal Defeasance Option notwithstanding its prior exercise of the Covenant Defeasance Option. If the Issuing Entity exercises the Legal Defeasance Option, the Bonds will be entitled to payment only from the funds or other obligations set aside under the Indenture for payment thereof as described below. If the Issuing Entity exercises the Legal Defeasance Option, the maturity of the Bonds may not be accelerated because of an Event of Default. If the Issuing Entity exercises the Covenant Defeasance Option, the maturity of the Bonds may not be accelerated because of an Event of Default relating to a default in the observance or performance of any of the Issuing Entity’s covenants or agreements made in the Indenture (other than default relating to nonpayment of principal and interest on any Bond).
The Indenture provides that the Issuing Entity may exercise its Legal Defeasance Option or its Covenant Defeasance Option only if:
•
the Issuing Entity irrevocably deposits or causes to be irrevocably deposited in trust with the Indenture Trustee cash and/or U.S. government obligations that through the scheduled payments of principal and interest in accordance with their terms are in an amount sufficient to pay principal, interest and premium, if any, on the Bonds and all other sums payable by the Issuing Entity under the Indenture with respect to the Bonds when scheduled to be paid and to discharge the entire indebtedness on the Bonds when due;

•
the Issuing Entity delivers to the Indenture Trustee a certificate from a nationally recognized firm of independent registered public accountants expressing its opinion that the payments of principal of and interest on the U.S. government obligations when due and without reinvestment plus any deposited cash will provide cash at times and in sufficient amounts (but, in the case of the Legal Defeasance Option only, not more than such amounts) to pay in respect of the Bonds:

•
principal in accordance with the expected sinking fund schedule therefor;

•
interest when due; and

•
Ongoing Other Qualified Costs and all other sums payable by the Issuing Entity under the Indenture with respect to the Bonds;

•
in the case of the Legal Defeasance Option, 95 days pass after the deposit is made and during the 95-day period no default relating to events of the Issuing Entity’s bankruptcy, insolvency, receivership or liquidation occurs and is continuing at the end of the period;

•
no default has occurred and is continuing on the day of such deposit and after giving effect thereto;

•
in the case of the Legal Defeasance Option, the Issuing Entity delivers to the Indenture Trustee an opinion of the Issuing Entity’s external counsel stating that the Issuing Entity has received from, or there has been published by, the IRS a ruling, or since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, and in either case confirming that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of the Legal Defeasance Option and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred;

•
in the case of the Covenant Defeasance Option, the Issuing Entity delivers to the Indenture Trustee an opinion of the Issuing Entity’s external counsel to the effect that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of the Covenant Defeasance Option and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

•
the Issuing Entity delivers to the Indenture Trustee a certificate of one of the Issuing Entity’s officers and an opinion of the Issuing Entity’s counsel, each stating that all conditions precedent to the satisfaction and discharge of the Bonds have been complied with as required by the Indenture;

•
the Issuing Entity delivers to the Indenture Trustee an opinion of external counsel of the Issuing Entity to the effect that: in a case under the Bankruptcy Code in which Consumers Energy (or any of its affiliates, other than the Issuing Entity) is the debtor, the court would hold that the deposited moneys or U.S. government obligations would not be property of the bankruptcy estate of Consumers Energy (or any of its affiliates, other than the Issuing Entity, that deposited the moneys or U.S. government obligations); and in the event Consumers Energy (or any of its affiliates, other than the Issuing Entity, that deposited the moneys or U.S. government obligations) were to be a debtor in a case under the Bankruptcy Code, the court would not disregard the separate legal existence of Consumers Energy (or any of its affiliates, other than the Issuing Entity, that deposited the moneys or U.S. government obligations) and the Issuing Entity so as to order the substantive consolidation of the Issuing Entity’s assets and liabilities with the assets and liabilities of Consumers Energy or such other affiliate; and

•
the Rating Agency Condition shall have been satisfied with respect to the exercise of any Legal Defeasance Option or Covenant Defeasance Option.

No Recourse to Others
No recourse may be taken, directly or indirectly, with respect to the obligations of the Issuing Entity or the Indenture Trustee on the Bonds or under the Indenture or any supplement thereto or any certificate or other writing delivered in connection therewith, against any owner of a membership interest in the Issuing Entity (including Consumers Energy) or any shareholder, partner, owner, beneficiary, agent, officer, director or employee of the Indenture Trustee, the Managers or any owner of a membership interest in the Issuing Entity (including Consumers Energy) in its respective individual capacity, or of any successor or assign of any of them in their respective individual or corporate capacities, except as any such Person may have expressly agreed in writing.
Notwithstanding any provision of the Indenture or the Series Supplement to the contrary, Holders shall look only to the Collateral with respect to any amounts due to the Holders under the Indenture, the Series Supplement and the Bonds, and, in the event such Collateral is insufficient to pay in full the amounts owed on the Bonds, shall have no recourse against the Issuing Entity in respect of such insufficiency. Each Holder by accepting a Bond specifically confirms the non-recourse nature of these obligations, and waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Bonds.

DESCRIPTION OF THE INDENTURE TRUSTEE
The Bank of New York Mellon, a New York banking corporation, will act as the Indenture Trustee, Paying Agent and registrar for the Bonds. The Bank of New York Mellon has acted as indenture trustee on numerous electric utility sponsored bond transactions. The Indenture and Series Supplement will be administered from The Bank of New York Mellon, Corporate Trust Department located at 240 Greenwich Street, Floor 7 East, New York, New York 10286, Attn: Corporate Trust Administration. In the ordinary course of business, The Bank of New York Mellon is named as a defendant in legal actions. In connection with its role as trustee of certain residential mortgage-backed securitization, or RMBS, transactions, The Bank of New York Mellon has been named as a defendant in a number of legal actions brought by RMBS investors. These lawsuits allege that the trustee had expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the RMBS transactions. While it is inherently difficult to predict the eventual outcomes of pending actions, The Bank of New York Mellon denies liability and intends to defend the litigations vigorously.
The Indenture Trustee may resign at any time upon 30 days’ prior written notice to the Issuing Entity. The Holders of a majority of aggregate outstanding principal amount of the Bonds may remove the Indenture Trustee upon 30 days’ prior written notice to the Indenture Trustee and may appoint a successor Indenture Trustee. The Issuing Entity will remove the Indenture Trustee if the Indenture Trustee ceases to be eligible to continue in this capacity under the Indenture, the Indenture Trustee becomes a debtor in a bankruptcy proceeding or is adjudicated insolvent, a receiver or other public officer takes charge of the Indenture Trustee or its property, the Indenture Trustee becomes incapable of acting or the Indenture Trustee fails to provide to the Issuing Entity any information pertaining to the Indenture Trustee it reasonably requests that is necessary for the Issuing Entity to satisfy its reporting obligations under the federal securities laws. If the Indenture Trustee resigns or is removed or a vacancy exists in the office of Indenture Trustee for any reason, the Issuing Entity will be obligated promptly to appoint a successor Indenture Trustee eligible under the Indenture and notice of such appointment is required to be promptly given to each Rating Agency by the successor Indenture Trustee. No resignation or removal of the Indenture Trustee will become effective until acceptance of the appointment by a successor Indenture Trustee. The Issuing Entity is responsible for payment of the expenses associated with any such removal or resignation.
The Indenture Trustee will at all times satisfy the requirements of the Trust Indenture Act and Section 26(a)(1) of the 1940 Act and have a combined capital and surplus of at least $50,000,000 and a long-term debt rating of “Baa3” or better by Moody’s and “BBB−” or better by S&P. If the Indenture Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business or assets to, another entity, the resulting, surviving or transferee entity will without any further action be the successor Indenture Trustee.
The Indenture Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers under the Indenture; provided that its conduct does not constitute willful misconduct, negligence or bad faith. The Issuing Entity has agreed to indemnify and hold harmless the Indenture Trustee and its officers, directors, employees and agents against any and all loss, liability or expense (including reasonable attorney’s fees and expenses, the fees of experts and agents and the reasonable fees, expenses and costs incurred in connection with any action, claim or suit brought to enforce the Indenture Trustee’s right to indemnification) incurred by it in connection with the administration and enforcement of the Indenture, the Series Supplement and the other Basic Documents and the performance of its duties under the Indenture and its obligations under or pursuant to the Indenture, the Series Supplement and the other Basic Documents, provided that the Issuing Entity is not required to pay any expense or indemnify against any loss, liability or expense incurred by the Indenture Trustee through the Indenture Trustee’s own willful misconduct, negligence or bad faith, and subject to the written consent of the Issuing Entity and certain other requirements in the case of the settlement of any action, proceeding or investigation. Please read “Security for the Bonds — How Funds in the Collection Account will be Allocated” in this prospectus.
The Issuing Entity, Consumers Energy and their respective affiliates may from time to time enter into normal banking and trustee relationships with the Indenture Trustee and its affiliates. The Bank of New York Mellon serves or has served as indenture trustee, paying agent and registrar on several issues of similar asset-backed securities, including the Series 2014A Securitization Bonds. The Bank of New York Mellon is

also the trustee under Consumers Energy’s indenture dated as of September 1, 1945 pursuant to which Consumers Energy has issued first mortgage bonds. The Bank of New York Mellon and its affiliates are party to lending, banking and other financial services arrangements with certain affiliates of Consumers Energy, including CMS Energy.
No relationships currently exist or existed during the past two years between Consumers Energy, the Issuing Entity and each of their respective affiliates, on the one hand, and the Indenture Trustee and its affiliates, on the other hand, that would be outside the ordinary course of business or on terms other than would be obtained in an arm’s length transaction with an unrelated third party.

SECURITY FOR THE BONDS
General
The Bonds issued under the Indenture will be non-recourse obligations and are payable solely from and secured solely by a pledge of and lien on the Securitization Property and the other Collateral as provided in the Indenture. If and to the extent the Securitization Property and the other assets of the trust estate are insufficient to pay all amounts owing with respect to the Bonds, then the Holders will generally have no claim in respect of such insufficiency against the Issuing Entity or any other Person. By the acceptance of the Bonds, the Holders waive any such claim.
Pledge of Collateral
To secure the payment of principal of and interest on the Bonds, the Issuing Entity will grant to the Indenture Trustee a security interest in all of the Issuing Entity’s right, title and interest (whether owned on the issuance date or thereafter acquired or arising) in and to the following property:
•
the Securitization Property created under and pursuant to the Financing Order and the Statute, and transferred by the Seller to the Issuing Entity pursuant to the Sale Agreement (including, to the fullest extent permitted by law, the right to impose, collect and receive the Securitization Charges, the right to obtain periodic adjustments to the Securitization Charges, and all revenue, collections, payments, money and proceeds arising out of the rights and interests created under the Financing Order);

•
all Securitization Charges related to the Securitization Property;

•
the Sale Agreement and the Bill of Sale executed in connection therewith and all property and interests in property transferred under the Sale Agreement and the Bill of Sale with respect to the Securitization Property and the Bonds;

•
the Servicing Agreement, the Administration Agreement, the Intercreditor Agreement and any subservicing, agency, administration or collection agreements executed in connection therewith, to the extent related to the foregoing Securitization Property and the Bonds;

•
the Collection Account, all subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto;

•
all rights to compel the Servicer to file for and obtain periodic adjustments to the Securitization Charges in accordance with Section 10k(3) of the Statute, the Financing Order or any securitization rate schedule filed in connection therewith;

•
all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, whether such claims, demands, causes and choses in action constitute Securitization Property, accounts, general intangibles, instruments, contract rights, chattel paper or proceeds of such items or any other form of property;

•
all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing; and

•
all payments on or under, and all proceeds in respect of, any or all of the foregoing.

The security interest does not extend to:
•
amounts released to the Issuing Entity from investment earnings on deposit in the Capital Subaccount to Consumers Energy;

•
amounts deposited in the Capital Subaccount or any other account or subaccount that have been released to the Issuing Entity following retirement of the Bonds; and

•
amounts deposited with the Issuing Entity on the issuance date for payment of costs of issuance with respect to the Bonds (together with any investment earnings thereon).

The foregoing assets in which the Issuing Entity, as assignee of the Seller, will grant the Indenture Trustee a security interest are referred to in this prospectus as the Collateral.
The Collateral for the Bonds will be separate from the collateral for the Series 2014A Securitization Bonds, and the holders of the Series 2014A Securitization Bonds will have no recourse to the Collateral for the Bonds.
Security Interest in the Collateral
The Statute provides that Securitization Property shall constitute an account as that term is defined under the Michigan UCC. The Statute further provides that, notwithstanding the provisions of the Michigan UCC, the law of the State of Michigan shall govern the perfection and the effect of perfection and priority of any security interest in the Securitization Property, and that the Statute shall control in any conflict between the Statute and any other law of the State of Michigan regarding the attachment and perfection and the effect of perfection and priority of any security interest in Securitization Property. In addition, the Statute provides that a valid and enforceable lien and security interest in Securitization Property may be created only by a financing order (including the Financing Order) and the execution and delivery of a security agreement (such as the Indenture) with a Financing Party in connection with the issuance of securitization bonds. The Statute provides that the lien and security interest shall attach automatically from the time that value is received for the Bonds and shall be a continuously perfected lien and security interest in the Securitization Property, and all proceeds of the property, whether accrued or not, shall have priority in the order of filing when a financing statement has been filed with respect to the security interest in accordance with the Michigan UCC and take precedence over any subsequent judicial and other lien creditor. In addition to the rights and remedies provided by the Statute, the Statute provides that all rights and remedies with respect to a security interest provided by the Michigan UCC shall apply to the Securitization Property and that the transfer of an interest in Securitization Property to an assignee shall be perfected against all third parties, including subsequent judicial and other lien creditors, when a financing statement has been filed with respect to the transfer in accordance with the Michigan UCC. The Statute further provides that the priority of a lien and security interest under the Statute is not impaired by any later modification of the Financing Order or by the commingling of funds arising from Securitization Charges with other funds, that any other security interest that may apply to those funds shall be terminated when they are transferred to a segregated account for the assignee or a Financing Party and that, if Securitization Property has been transferred to an assignee, any proceeds of that property shall be held in trust for the assignee.
The Indenture states that it constitutes a security agreement within the meaning of the Statute. The Servicer’s duties under the Servicing Agreement include the filing with the Michigan Department of State of the filing required by the Statute to perfect the lien of the Indenture Trustee in the Securitization Property. The Seller will represent, at the time of issuance of the Bonds, that no prior filing has been made under the terms of the Statute with respect to the Securitization Property securing the Bonds to be issued other than a filing that provides the Indenture Trustee with a first priority perfected security interest in such Securitization Property.
Right of Sequestration
The Statute provides that, in the event of default by the electric utility or its successors in payment of revenues arising with respect to Securitization Property, the MPSC or a court of appropriate jurisdiction, upon the application of the Financing Party, and without limiting any other remedies available to the Financing Party, shall order the sequestration and payment to the Financing Party of revenues arising with respect to the Securitization Property and that an order shall remain in full force and effect notwithstanding any bankruptcy, reorganization or other insolvency proceedings with respect to the debtor, pledgor or transferor of the property.
Description of Indenture Accounts
Collection Account
Pursuant to the Indenture, the Issuing Entity will establish a segregated trust account for the benefit of the Indenture Trustee with an Eligible Institution for the Bonds called the Collection Account. The Collection

Account will be under the sole dominion and exclusive control of the Indenture Trustee. The Indenture Trustee will hold the Collection Account for the Issuing Entity’s benefit as well as for the benefit of the Holders. The Collection Account will consist of three subaccounts: a General Subaccount, an Excess Funds Subaccount and a Capital Subaccount, which need not be separate bank accounts. For administrative purposes, the subaccounts may be established by the Indenture Trustee as separate accounts that will be recognized individually as subaccounts and collectively as the Collection Account. All amounts in the Collection Account not allocated to any other subaccount will be allocated to the General Subaccount.
Unless the context indicates otherwise, references in this prospectus to the Collection Account include the Collection Account and each of the subaccounts contained therein.
The following institutions are eligible institutions for the establishment of the Collection Account, referred to in this prospectus as Eligible Institutions:
•
the corporate trust department of the Indenture Trustee, so long as any of the securities of the Indenture Trustee have:

•
either a short-term credit rating from Moody’s of at least “P-1” or a long-term unsecured debt rating from Moody’s of at least “A2”; and

•
a credit rating from S&P of at least “A”; or

•
a depository institution organized under the laws of the United States of America or any state (or any domestic branch of a foreign bank):

•
that has either:

•
a long-term issuer rating of “AA−” or higher by S&P and “A2” or higher by Moody’s; or

•
a short-term issuer rating of “A-1” or higher by S&P and “P-1” or higher by Moody’s; and

•
whose deposits are insured by the Federal Deposit Insurance Corporation.

Eligible Investments for Funds in the Collection Account
Funds in the Collection Account may be invested only in such investments, referred to in this prospectus as Eligible Investments, as meet the criteria described below and that mature on or before the Business Day immediately preceding the next Payment Date or Special Payment Date, if applicable, for the Bonds:
(a)
direct obligations of, or obligations fully and unconditionally guaranteed as to timely payment by, the United States of America;

(b)
demand or time deposits of, unsecured certificates of deposit of, money market deposit accounts of or bankers’ acceptances issued by, any depository institution (including the Indenture Trustee, acting in its commercial capacity) incorporated or organized under the laws of the United States of America or any state thereof and subject to the supervision and examination by U.S. federal or state banking authorities, so long as the commercial paper or other short-term debt obligations of such depository institution are, at the time of deposit or contractual commitment, rated as least “A-1” and “P-1” or their equivalents by each of S&P and Moody’s, or such lower rating as will not result in the downgrading or withdrawal of the Bonds;

(c)
commercial paper (including commercial paper of the Indenture Trustee, acting in its commercial capacity, and other than commercial paper issued by Consumers Energy or any of its affiliates) having, at the time of investment or contractual commitment to invest, a rating of at least “A-1” and “P-1” or their equivalents by each of S&P and Moody’s or such lower rating as will not result in the downgrading or withdrawal of the ratings of the Bonds;

(d)
investments in money market funds that have a rating in the highest investment category granted thereby (including funds for which the Indenture Trustee or any of its affiliates is investment manager or advisor) from Moody’s and S&P;

(e)
repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or certain of its agencies or instrumentalities, entered into with Eligible Institutions;
(f)
repurchase obligations with respect to any security or whole loan entered into with an Eligible Institution or with a registered broker-dealer acting as principal and that meets certain ratings criteria; and

(g)
any other investment permitted by each Rating Agency.

Notwithstanding the foregoing:
•
no securities or investments that mature in 30 days or more will be Eligible Investments unless the issuer thereof has either a short-term unsecured debt rating of at least “P-1” from Moody’s or a long-term unsecured debt rating of at least “A1” from Moody’s;

•
no securities or investments described in bullet points (b) through (d) above that have maturities of more than 30 days but less than or equal to three months will be Eligible Investments unless the issuer thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s;

•
no securities or investments described in bullet points (b) through (d) above that have maturities of more than three months will be Eligible Investments unless the issuer thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s;

•
no securities or investments described in bullet points (b) through (d) above that have a maturity of 60 days or less will be Eligible Investments unless such securities have a rating from S&P of at least “A-1”; and

•
no securities or investments described in bullet points (b) through (d) above that have a maturity of more than 60 days will be Eligible Investments unless such securities have a rating from S&P of at least “AA-”, “A-1+” or “AAAm”.

The Indenture Trustee will have access to the Collection Account for the purpose of making deposits in and withdrawals from the Collection Account in accordance with the Indenture. The Servicer will select the Eligible Investments in which funds will be invested, unless otherwise directed by the Issuing Entity. The Indenture Trustee shall have no investment discretion. Absent written instructions to invest, funds shall remain uninvested.
The Servicer will remit collections of the Securitization Charges to the Collection Account in the manner described under “The Servicing Agreement — Remittances to Collection Account” in this prospectus.
General Subaccount
The General Subaccount will hold all funds held in the Collection Account that are not held in the other two subaccounts. Prior to the initial Payment Date, all amounts in the Collection Account (other than funds deposited into the Capital Subaccount up to the Required Capital Level) shall be allocated to the General Subaccount. The Servicer will remit all collections of the Securitization Charges to the General Subaccount. On or prior to each Payment Date, the Indenture Trustee will draw on funds in the General Subaccount to pay the Issuing Entity’s expenses and to pay interest and make scheduled payments on the Bonds, and to make other payments and transfers in accordance with the terms of the Indenture. Funds in the General Subaccount will be invested in the Eligible Investments described above. If the Bonds have been retired as of any Payment Date, the amounts on deposit in the General Subaccount, if any, will be released to the Issuing Entity, free of the lien of the Indenture and the Series Supplement.
Excess Funds Subaccount
The Indenture Trustee, at the direction of the Servicer, will allocate to the Excess Funds Subaccount any amounts on deposit in the General Subaccount available with respect to any Payment Date in excess of amounts necessary to make the payments specified in the Indenture on such Payment Date. The Excess Funds Subaccount will also hold all investment earnings on the Collection Account (other than investment earnings on the Capital Subaccount) in excess of such amounts. If the Bonds have been retired as of any Payment Date, the amounts on deposit in the Excess Funds Subaccount, if any, will be released to the Issuing Entity, free of the lien of the Indenture and the Series Supplement.
Capital Subaccount
In connection with the issuance of the Bonds, the Seller, in its capacity as the sole member of the Issuing Entity, will contribute capital to the Issuing Entity in an amount equal to the Required Capital Level, which will be equal to 0.50% of the initial aggregate principal amount of the Bonds issued. This amount will be funded by the Seller and not from the proceeds of the sale of the Bonds, and will be deposited into the Capital Subaccount on the issuance date. In the event that amounts on deposit in the General Subaccount and the Excess Funds Subaccount are insufficient to make scheduled payments of principal of and interest on the Bonds and payments of fees and expenses contemplated by the first eight clauses under “Security for the Bonds — How Funds in the Collection Account will be Allocated” in this prospectus, the Servicer will direct the Indenture Trustee to draw on amounts in the Capital Subaccount to make such payments up to the lesser of the amount of such insufficiency and the amounts on deposit in the Capital Subaccount. In the event of any such withdrawal, collections of Securitization Charges available on any subsequent Payment Date that are not necessary to pay scheduled payments of principal of and interest on the Bonds and payments of fees and expenses will be used to replenish any amounts drawn from the Capital Subaccount. If the Bonds have been retired as of any Payment Date, the amounts on deposit in the Capital Subaccount (including any investment earnings thereon), if any, will be released to the Issuing Entity, free of the lien of the Indenture and the Series Supplement.
How Funds in the Collection Account will be Allocated
On each Payment Date, the Indenture Trustee will, solely at the written direction of the Servicer, apply all amounts on deposit in the Collection Account, including all investment earnings thereon, in the following priority:

(1)
amounts owed by the Issuing Entity to the Indenture Trustee (including legal fees and expenses and outstanding indemnity amounts) shall be paid to the Indenture Trustee in an amount not to exceed $250,000 per annum; provided, however, that such capped amount shall be disregarded and inapplicable following an Event of Default;

(2)
the servicing fee with respect to such Payment Date and any unpaid servicing fees for prior Payment Dates shall be paid to the Servicer;

(3)
the administration fee for such Payment Date shall be paid to the Administrator and the independent Manager fee for such Payment Date shall be paid to each independent Manager, and in each case with any unpaid administration fees or independent Manager fees from prior Payment Dates;

(4)
all other ordinary and periodic operating expenses of the Issuing Entity for such Payment Date not described above shall be paid to the parties to which such operating expenses are owed;

(5)
interest due on the Bonds for such Payment Date, including any overdue interest due on the Bonds, shall be paid to the Holders;

(6)
principal required to be paid on the Bonds on the Final Maturity Date of each tranche of the Bonds or as a result of an acceleration upon an Event of Default shall be paid to the Holders;

(7)
scheduled principal payments on the Bonds for such Payment Date, in accordance with the expected amortization schedule included in this prospectus, including any previously unpaid scheduled principal payments, shall be paid to the Holders, pro rata if there is a deficiency;

(8)
any other unpaid operating expenses (including any such fees, expenses and indemnity amounts owed to the Indenture Trustee but unpaid due to the limitation in clause (1) above) of the Issuing Entity and any remaining amounts owed pursuant to the Basic Documents shall be paid to the parties to which such operating expenses or remaining amounts are owed;

(9)
replenishment of the amount, if any, by which the Required Capital Level exceeds the amount in the Capital Subaccount as of such Payment Date shall be allocated to the Capital Subaccount;

(10)
as long as no Event of Default has occurred or is continuing, the investment earnings on deposit in the Capital Subaccount shall be paid to Consumers Energy;

(11)
the balance, if any, shall be allocated to the Excess Funds Subaccount; and

(12)
after the Bonds have been paid in full and discharged, and all of the other foregoing amounts have been paid in full, together with all amounts due and payable to the Indenture Trustee under the Indenture, the balance (including all amounts then held in the Capital Subaccount and the Excess Funds Subaccount), if any, shall be paid to the Issuing Entity, free from the lien of the Indenture.

If on any Payment Date, or, for any amounts payable under clauses (1) through (4) above, on any Business Day, funds on deposit in the General Subaccount are insufficient to make the payments contemplated by clauses (1) through (8) above, the Servicer will direct the Indenture Trustee to draw from amounts on deposit in the Excess Funds Subaccount, and, if such amounts remain insufficient, then to draw from amounts on deposit in the Capital Subaccount, in each case, up to the amount of such shortfall in order to make the payments contemplated by clauses (1) through (8) above. In addition, if on any Payment Date funds on deposit in the General Subaccount are insufficient to make the allocations contemplated by clause (9) above, the Servicer will direct the Indenture Trustee to draw from amounts on deposit in the Excess Funds Subaccount to make such allocations to the Capital Subaccount.
On any Business Day upon which the Indenture Trustee receives a written request from the Administrator stating that any operating expense payable by the Issuing Entity pursuant to clauses (1) through (4) above will become due and payable prior to the next Payment Date, and setting forth the amount and nature of such operating expense, as well as any supporting documentation that the Indenture Trustee may reasonably request, the Indenture Trustee, upon receipt of such information, will make payment of such operating expenses on or before the date such payment is due from amounts on deposit in the General Subaccount, the Excess Funds Subaccount and the Capital Subaccount, in that order, and only to the extent required to make such payment.

WEIGHTED AVERAGE LIFE AND YIELD CONSIDERATIONS FOR THE BONDS
Weighted Average Life Sensitivity
Weighted average life refers to the average amount of time from the date of issuance of a security until each dollar of principal of the security has been repaid to the investor. The rate of principal payments on the Bonds, the aggregate amount of each interest payment on the Bonds and the actual final Payment Date of each tranche of Bonds will depend primarily on the timing of receipt of collected Securitization Charges by the Indenture Trustee and the application of the True-Up Adjustments. The aggregate amount of collected Securitization Charges will depend, in part, on actual electricity usage relative to the forecast used to set the Securitization Charges and the rate of delinquencies and write-offs. The Securitization Charges are required to be adjusted from time to time based in part on the actual rate of Securitization Charge collections. However, the Issuing Entity can give no assurance that the Servicer will be able to accurately forecast actual electricity usage and the rate of delinquencies and write-offs or implement adjustments to the Securitization Charges that will cause Securitization Charge collections to be received at any particular rate. Please read “Risk Factors — Risks Associated with Servicing — Inaccurate consumption or collection forecasting might reduce scheduled payments on the Bonds” and “The Servicing Agreement — True-Up Mechanism” in this prospectus. Changes in the expected weighted average lives of the Bonds in relation to variances in actual energy consumption levels (electric sales) from forecast levels are shown below.
The Bonds may be retired later than expected. Except in the event of an acceleration of the expected amortization schedule of the Bonds after an Event of Default, however, the Bonds will not be paid at a rate faster than that contemplated in the expected amortization schedule even if the receipt of Securitization Charge collections is accelerated. Instead, receipts in excess of the amounts necessary to amortize the Bonds in accordance with the expected amortization schedule to pay interest and Ongoing Other Qualified Costs and any other related fees and expenses and to fund deficiencies in the Capital Subaccount will be allocated to the Excess Funds Subaccount. Amounts on deposit in the Excess Funds Subaccount will be taken into consideration in calculating the next True-Up Adjustment.
Acceleration of the Bonds after an Event of Default in accordance with the terms thereof may result in payment of principal earlier than the applicable Scheduled Final Payment Date. A payment on a date that is earlier than forecast might result in a shorter weighted average life, and a payment on a date that is later than forecast might result in a longer weighted average life. In addition, if a larger portion of the delayed payments on the Bonds is received in later years, the Bonds may have a longer weighted average life.
Weighted Average Life Sensitivity
	Expected Weighted Average Life (Years)	-5% ( Standard Deviations from Mean)		-15% ( Standard Deviations from Mean)
Tranche		WAL (Years)	Change (Days)*	WAL (Years)	Change (Days)*
A-1
A-2

*
Number is rounded to whole days

Assumptions
For the purposes of preparing the above chart, the following assumptions, among others, have been made:

•
in relation to the initial forecast, the forecast error stays constant over the life of the Bonds and is equal to an overestimate of electricity consumption of 5% (      standard deviations from mean) or 15% (      standard deviations from mean);

•
the Servicer makes timely and accurate filings to make True-Up Adjustments to the Securitization Charges semi-annually;

•
customer charge-off rates are held constant at    % for all classes of customers;

•
days outstanding are based upon historical averages;

•
all Securitization Charges are remitted      days after such charges are billed;

•
operating expenses are equal to projections;

•
there is no acceleration of the applicable Final Maturity Date of the Bonds;

•
a permanent loss of all Customers has not occurred; and

•
the issuance date of the Bonds is           , 2023.

There can be no assurance that the weighted average lives of the Bonds will be as shown.

THE SALE AGREEMENT
The following summary describes particular material terms and provisions of the Sale Agreement pursuant to which the Issuing Entity will purchase Securitization Property from the Seller. The form of the Sale Agreement is being filed as an exhibit to the registration statement of which this prospectus forms a part.
Sale and Assignment of Securitization Property
On the issuance date, the Seller will irrevocably sell to the Issuing Entity, without recourse, its entire right, title and interest in, to and under the Securitization Property, subject to the satisfaction of the conditions specified in the Sale Agreement, the Indenture and the Series Supplement. The Securitization Property will include the right to impose, collect and receive Securitization Charges in an amount necessary to provide for recovery of the principal of and interest on the Bonds and Ongoing Other Qualified Costs, the right to obtain True-Up Adjustments of the Securitization Charges as provided in the Financing Order and the Statute, and all revenue, collections, payments, money and proceeds arising from those rights and interests. The Issuing Entity will finance the purchase of the Securitization Property through the issuance of the Bonds.
The Statute provides that Securitization Property shall constitute the Issuing Entity’s present property right even though the imposition and collection of Securitization Charges depends on the further acts of the electric utility or others that have not yet occurred. The Statute also provides that an agreement by an electric utility or assignee to transfer Securitization Property that expressly states that the transfer is a sale or other absolute transfer signifies that the transaction is a true sale and is not a secured transaction and that title, legal and equitable, has passed to the entity to which the Securitization Property is transferred, and that a true sale under this section of the Statute applies regardless of whether the Issuing Entity has any recourse against the Seller, or any other term of the parties’ agreement, including the Seller’s retention of an equity interest in the Securitization Property, the fact that the Seller acts as a collector of Securitization Charges relating to the Securitization Property or the treatment of the transfer as a financing for tax, financial reporting or other purposes.
The Statute further provides that, upon the issuance of the Financing Order, the execution and delivery of the Sale Agreement and the related Bill of Sale and the filing of a financing statement with the Michigan Department of State in accordance with the Michigan UCC, the transfer of the Securitization Property will be perfected as against all third parties, including subsequent judicial or other lien creditors.
Conditions to the Sale of the Securitization Property
The Issuing Entity’s obligation to purchase and the Seller’s obligation to sell the Securitization Property on the issuance date is subject to the satisfaction of each of the following conditions:
•
on or prior to the issuance date, the Seller must deliver to the Issuing Entity a duly executed Bill of Sale identifying the Securitization Property to be conveyed on that date;

•
on or prior to the issuance date, the Seller must have received the Financing Order from the MPSC creating the Securitization Property;

•
as of the issuance date, the Seller may not be insolvent and may not be made insolvent by the sale of the Securitization Property to the Issuing Entity, and the Seller may not be aware of any pending insolvency with respect to itself;

•
as of the issuance date, the representations and warranties of the Seller in the Sale Agreement must be true and correct with the same force and effect as if made on that date (except to the extent they relate to an earlier date); and, on and as of the issuance date, the Seller may not have breached any of its covenants or agreements contained in the Sale Agreement and the Servicer may not be in default under the Servicing Agreement;

•
as of the issuance date, the Issuing Entity must have sufficient funds available to pay the purchase price for Securitization Property to be conveyed on the issuance date and all conditions to the issuance of the Bonds intended to provide the funds to purchase that Securitization Property set forth in the Indenture must have been satisfied or waived;

•
on or prior to the issuance date, the Seller must have taken all action required to transfer ownership of Securitization Property to be conveyed to the Issuing Entity on the issuance date, free and clear of all liens other than liens created by the Issuing Entity pursuant to the Basic Documents and to perfect such transfer, including filing any statements or filings under the Statute or the applicable UCC, and the Issuing Entity or the Servicer, on the Issuing Entity’s behalf, must have taken any action required for the Issuing Entity to grant the Indenture Trustee a lien and first priority perfected security interest in the Collateral and maintain that security interest as of such date;

•
the Seller must deliver to the Rating Agencies and the Issuing Entity any opinions of counsel required by the Rating Agencies;

•
the Seller must receive and deliver to the Issuing Entity and the Indenture Trustee an opinion or opinions of outside tax counsel (as selected by the Seller, and in form and substance reasonably satisfactory to the Issuing Entity and the underwriters) to the effect that, for U.S. federal income tax purposes:

•
the Issuing Entity will not be treated as a taxable entity separate and apart from its sole owner;

•
the Bonds will be treated as debt of the Issuing Entity’s sole owner; and

•
the Seller will not be treated as recognizing gross income upon the issuance of the Bonds;

•
on and as of the issuance date, each of the Issuing Entity’s certificate of formation, the LLC Agreement, the Servicing Agreement, the Sale Agreement, the Indenture, the Statute and the Financing Order must be in full force and effect;

•
as of the issuance date, the Bonds shall have received any rating or ratings required by the Financing Order;

•
the Seller must deliver to the Issuing Entity and the Indenture Trustee an officer’s certificate confirming the satisfaction of each of these conditions; and

•
the Seller must have received the purchase price for the Securitization Property.

Seller Representations and Warranties
In the Sale Agreement, the Seller will represent and warrant to the Issuing Entity and the Indenture Trustee, among other things, that, as of the issuance date of the Bonds:
•
The Seller is a corporation duly organized and validly existing and is in good standing under the laws of the State of Michigan, with the requisite corporate power and authority to own its properties as such properties are currently owned and to conduct its business as such business is now conducted by it, and has the requisite corporate power and authority to obtain the Financing Order and own the rights and interests under the Financing Order and to sell and assign those rights and interests to the Issuing Entity, whereupon such rights and interests shall become “Securitization property” as defined in Section 10(j) of the Statute.

•
The Seller is duly qualified to do business and is in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which the ownership or lease of property or the conduct of its business shall require such qualifications, licenses or approvals (except where the failure to so qualify or obtain such licenses and approvals would not be reasonably likely to have a material adverse effect on the Seller’s business, operations, assets, revenues or properties, the Securitization Property, the Issuing Entity or the Bonds).

•
The Seller has the requisite corporate power and authority to execute and deliver the Sale Agreement and to carry out its terms; and the execution, delivery and performance of the Seller’s obligations under the Sale Agreement have been duly authorized by all necessary corporate action on the part of the Seller under its organizational documents and laws.

•
The Sale Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other laws relating to or affecting creditors’ or secured parties’

rights generally from time to time in effect and to general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing), regardless of whether considered in a proceeding in equity or at law.
•
The consummation of the transactions contemplated by the Sale Agreement and the fulfillment of the terms thereof do not:

•
conflict with or result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time) a default under, the Seller’s organizational documents or any indenture or other material agreement or instrument to which the Seller is a party or by which it or any of its properties is bound;

•
result in the creation or imposition of any lien upon any of the Seller’s properties pursuant to the terms of any such indenture, agreement or other instrument (other than any lien that may be granted in the Issuing Entity’s favor or any lien created in favor of the Indenture Trustee for the benefit of the Holders pursuant to the Statute or any other lien that may be granted under the Basic Documents or that may be created pursuant to the Statute); or

•
violate any existing law or any existing order, rule or regulation applicable to the Seller issued by any Governmental Authority having jurisdiction over the Seller or its properties.

•
There are no proceedings pending, and, to the Seller’s knowledge, there are no proceedings threatened, and, to the Seller’s knowledge, there are no investigations pending or threatened, in each case, before any Governmental Authority having jurisdiction over the Seller or its properties involving or relating to the Seller or the Issuing Entity or, to the Seller’s knowledge, any other Person:

•
asserting the invalidity of the Statute, the Financing Order, the Sale Agreement, any of the other Basic Documents or the Bonds;

•
seeking to prevent the issuance of the Bonds or the consummation of any of the transactions contemplated by the Sale Agreement or any of the other Basic Documents;

•
seeking any determination or ruling that could reasonably be expected to materially and adversely affect the performance by the Seller of its obligations under, or the validity or enforceability of, the Statute, the Financing Order, the Sale Agreement, any of the other Basic Documents or the Bonds; or

•
seeking to adversely affect the U.S. federal income tax or state income or franchise tax classification of the Bonds as debt.

•
Except for UCC financing statement filings and other filings under the Statute, no approval, authorization, consent, order or other action of, or filing with, any Governmental Authority is required in connection with the execution and delivery by the Seller of the Sale Agreement, the performance by the Seller of the transactions contemplated thereby or the fulfillment by the Seller of the terms thereof, except those that have been obtained or made and those that the Seller, in its capacity as Servicer under the Servicing Agreement, is required to make in the future pursuant to the Servicing Agreement. The Seller has provided the MPSC with a copy of each registration statement, prospectus or other closing document filed with the SEC as part of the transactions contemplated by the Sale Agreement immediately following the filing of the original document.

•
Subject to the provisions below regarding assumptions used in calculating the Securitization Charges as of the issuance date and the nature of the representations and warranties, all written information, as amended or supplemented from time to time, provided by the Seller to the Issuing Entity with respect to the Securitization Property (including the expected amortization schedule and the Financing Order) is true and correct in all material respects.

•
Other than for U.S. federal income tax purposes and, to the extent consistent with applicable state law, state income and franchise tax purposes, the sale, assignment and transfer of the Securitization Property contemplated by the Sale Agreement constitutes a sale and absolute transfer of the Securitization Property from the Seller to the Issuing Entity, and no interest in, or right or title to, the Securitization Property shall be part of the Seller’s estate in the event of the filing of a bankruptcy petition by or against the Seller under any bankruptcy law. No portion of the Securitization

Property has been sold, transferred, assigned, pledged or otherwise conveyed by the Seller to any Person other than the Issuing Entity, and, to the Seller’s knowledge (after due inquiry), no security agreement, financing statement or equivalent security or lien instrument listing the Seller as debtor covering all or any part of the Securitization Property is on file or of record in any jurisdiction, except such as may have been filed, recorded or made in favor of the Issuing Entity or the Indenture Trustee in connection with the Basic Documents. The Seller has not authorized the filing of and is not aware (after due inquiry) of any financing statement against it that includes a description of collateral including the Securitization Property other than any financing statement filed, recorded or made in favor of the Issuing Entity or the Indenture Trustee in connection with the Basic Documents.
•
Immediately upon the sale of the Securitization Property, the Securitization Property shall be validly transferred and sold to the Issuing Entity, and the Issuing Entity shall own all of the Securitization Property free and clear of all liens other than liens created by the Issuing Entity pursuant to the Indenture. All actions or filings, including filings with the Michigan Department of State pursuant to the Statute, necessary in any jurisdiction to give the Issuing Entity a valid ownership interest in the Securitization Property will have been taken or made. No further action will be required to establish the Issuing Entity’s ownership interest (subject to any lien created in favor of the Indenture Trustee for the benefit of the Holders pursuant to the Indenture and perfected pursuant to the Statute). All applicable filings have been made to the extent required by applicable law in any jurisdiction to perfect the back-up precautionary security interest granted by the Seller to the Issuing Entity.

•
The Seller is not aware (after due inquiry) of any judgment or tax lien filings against the Issuing Entity or the Seller.

•
Under the Statute, the State of Michigan may not take or permit any action that would impair the value of the Securitization Property, reduce or alter, except as allowed in connection with a True-Up Adjustment, or impair the Securitization Charges to be imposed, collected and remitted to us, until the principal, interest and premium, if any, and any other charges incurred and contracts to be performed, in connection with the Bonds have been paid and performed in full; and, under the Contract Clauses of the State of Michigan and United States Constitutions, the State of Michigan, including the MPSC, could not constitutionally take any action of a legislative character, including the repeal or amendment of the Statute or the Financing Order (including repeal or amendment by voter initiative as defined in the Michigan Constitution or by amendment of the Michigan Constitution), that would substantially impair the value of the Securitization Property or substantially reduce or alter, except as allowed in connection with a True-Up Adjustment, or substantially impair the Securitization Charges to be imposed, collected and remitted to us, unless this action is a reasonable exercise of the State of Michigan’s sovereign powers and of a character reasonable and appropriate to the public purpose justifying this action and, under the Takings Clauses of the State of Michigan and United States Constitutions, the State of Michigan, including the MPSC, could not repeal or amend the Statute or the Financing Order (including repeal or amendment by voter initiative as defined in the Michigan Constitution or by amendment of the Michigan Constitution) or take any other action in contravention of its pledge described in the first clause of this bullet point, without paying just compensation to the Holders, as determined by a court of competent jurisdiction, if this action would constitute a permanent appropriation of a substantial property interest of the Holders in the Securitization Property and deprive the Holders of their reasonable expectations arising from their investment in the Bonds; however, there is no assurance that, even if a court were to award just compensation, it would be sufficient to pay the full amount of principal of and interest on the Bonds.

•
On the date of issuance of the Bonds, based upon the information available to the Seller on such date, the assumptions used in calculating the Securitization Charges are reasonable and are made in good faith; however, notwithstanding the foregoing, Consumers Energy makes no representation or warranty, express or implied, that amounts actually collected arising from those Securitization Charges will in fact be sufficient to meet the payment obligations on the Bonds or that that assumptions used in calculating such Securitization Charges will in fact be realized.

•
Upon the effectiveness of the Financing Order and the transfer of the Securitization Property to the Issuing Entity:

•
the rights and interests of the Seller under the Financing Order, including the right to impose, collect and receive the Securitization Charges established in the Financing Order, become “securitization property” as defined in the Statute;

•
the Securitization Property constitutes a present property right vested in the Issuing Entity;

•
the Securitization Property includes the rights and interests of the Seller in the Financing Order and the Securitization Charges, the right to impose, collect and receive Securitization Charges, including the right to obtain True-Up Adjustments, and all revenue, collections, payments, money and proceeds arising out of the rights and interests created under the Financing Order;

•
the owner of the Securitization Property is legally entitled to bill Securitization Charges for a period not greater than eight years after the date Securitization Charges are first billed and to collect and post payments in respect of the Securitization Charges in the aggregate sufficient to pay the interest on and principal of the Bonds and Ongoing Other Qualified Costs in accordance with the Indenture, to pay the fees and expenses of servicing the Bonds and Ongoing Other Qualified Costs, and to replenish the Capital Subaccount to the Required Capital Level until the Bonds are paid in full; and

•
the Securitization Property is not subject to any lien other than the lien created by the Basic Documents or pursuant to the Statute.

•
Under the laws of the State of Michigan (including the Statute) and the United States in effect on the issuance date:

•
the Financing Order pursuant to which the rights and interests of the Seller have been created, including the right to impose, collect and receive the Securitization Charges and the interest in and to the Securitization Property, has become final and non-appealable and is in full force and effect;

•
as of the issuance of the Bonds, those Bonds are entitled to the protection provided in the Statute and, accordingly, the Financing Order and Securitization Charges are not revocable by the MPSC;

•
as of the issuance of the Bonds, revisions to Consumers Energy’s electric tariff to implement the Securitization Charges have been filed and are in full force and effect, such revisions are consistent with the Financing Order, and any electric tariff implemented consistent with the Financing Order is not subject to modification by the MPSC except for True-Up Adjustments made in accordance with the Statute;

•
the process by which the Financing Order was adopted and approved complies with all applicable laws, rules and regulations;

•
the Financing Order is not subject to appeal and is legally enforceable, and the process by which it was issued complied with all applicable laws, rules and regulations; and

•
no other approval, authorization, consent, order or other action of, or filing with, any Governmental Authority is required in connection with the creation of the Securitization Property, except those that have been obtained or made.

•
As of the date of the issuance of the Bonds, the information describing the Seller under the captions “Review of the Securitization Property” and “Consumers Energy Company — The Depositor, Sponsor, Seller and Initial Servicer” in this prospectus will be true and correct in all material respects.

•
After giving effect to the sale of the Securitization Property under the Sale Agreement, the Seller:

•
is solvent and expects to remain solvent;

•
is adequately capitalized to conduct its business and affairs considering its size and the nature of its business and intended purpose;

•
is not engaged and does not expect to engage in a business for which its remaining property represents unreasonably small capital;

•
reasonably believes that it will be able to pay its debts as they come due; and

•
is able to pay its debts as they mature and does not intend to incur, or believes that it will not incur, indebtedness that it will not be able to repay at its maturity.

•
There is no order by any court providing for the revocation, alteration, limitation or other impairment of the Statute, the Financing Order, the Securitization Property or the Securitization Charges or any rights arising under any of them or that seeks to enjoin the performance of any obligations under the Financing Order.

The Seller will not make any representation or warranty, express or implied, that Securitization Charges will actually be collected from Customers and will not make any representation that amounts collected will be sufficient to meet the obligations on the Bonds.
Certain of the representations and warranties that the Seller makes in the Sale Agreement involve conclusions of law. The Seller makes these representations and warranties to reflect the understanding of the basis upon which the Issuing Entity is issuing the Bonds and to reflect the agreement that, if this understanding proves to be incorrect or inaccurate, the Seller will be obligated to indemnify the Issuing Entity.
The representations and warranties shall survive the sale and transfer of Securitization Property to the Issuing Entity and the pledge thereof to the Indenture Trustee pursuant to the Indenture. The Seller will not be in breach of any representation or warranty as a result of any change in law occurring after the issuance date, including by means of any legislative enactment, constitutional amendment or voter initiative (if subsequently authorized) that renders any of the representations and warranties untrue.
Covenants of the Seller
In the Sale Agreement, the Seller will make the following covenants:
•
Subject to the discussion under “The Sale Agreement — Successors of the Seller” in this prospectus, so long as any of the Bonds are outstanding, the Seller:

•
will keep in full force and effect its existence and remain in good standing under the laws of the jurisdiction of its organization;

•
will obtain and maintain its qualification to do business in each jurisdiction where such existence or qualification is or shall be necessary to protect the validity and enforceability of the Sale Agreement, the other Basic Documents to which the Seller is a party and each other instrument or agreement to which the Seller is a party necessary or appropriate to the proper administration of the Sale Agreement and the transactions contemplated thereby or to the extent necessary for the Seller to perform its obligations under the Sale Agreement or other applicable agreement; and

•
will continue to operate its electric distribution system to provide service to its Customers.

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Except for the conveyances under the Sale Agreement or any lien pursuant to the Indenture in favor of the Indenture Trustee for the benefit of the Holders and any lien that may be granted under the Basic Documents or created under the Statute, the Seller will not sell, pledge, assign or transfer, or grant, create, incur, assume or suffer to exist any lien on, any of the Securitization Property, or any interest therein, and the Seller shall defend the right, title and interest of the Issuing Entity and the Indenture Trustee, on behalf of the Holders, in, to and under the Securitization Property against all claims of third parties claiming through or under the Seller. Consumers Energy, in its capacity as the Seller, will not at any time assert any lien against, or with respect to, any of the Securitization Property.

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If the Seller receives any Securitization Charge collections or other payments in respect of the Securitization Charges or the proceeds thereof, other than in its capacity as the Servicer, the Seller agrees to pay to the Servicer, on behalf of the Issuing Entity, all payments received by it in respect thereof as soon as practicable after receipt thereof. Prior to such remittance to the Servicer by the Seller, the Seller agrees that such amounts are held by it in trust for the Issuing Entity and the Indenture Trustee.

•
The Seller shall not become a party to any:

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trade receivables purchase and sale arrangement or similar arrangement under which it sells all or any portion of its accounts receivables owing from Michigan electric distribution customers unless the Indenture Trustee, the Seller and the other parties to such additional arrangement shall have entered into the Intercreditor Agreement in connection therewith and the terms of the documentation evidencing such trade receivables purchase and sale arrangement or similar arrangement shall expressly exclude Securitization Property (including Securitization Charges) from any receivables or other assets pledged or sold under such arrangement; or

•
sale agreement selling to any other affiliate property consisting of charges similar to the Securitization Charges sold pursuant to the Sale Agreement, payable by Customers pursuant to the Statute or any similar law, unless the Seller and the other parties to such arrangement shall have entered into the Intercreditor Agreement in connection with any agreement or similar arrangement.

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The Seller shall notify the Issuing Entity and the Indenture Trustee promptly after becoming aware of any lien on any of the Securitization Property, other than the conveyances under the Sale Agreement and any lien pursuant to the Basic Documents, or any lien under the Statute created for the benefit of the Issuing Entity or the Holders, including the lien in favor of the Indenture Trustee for the benefit of the Holders.

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The Seller will comply with its organizational documents and all laws, treaties, rules, regulations and determinations of any Governmental Authority applicable to it, except to the extent that failure to so comply would not materially adversely affect the Issuing Entity’s or the Indenture Trustee’s interests in the Securitization Property or under any of the Basic Documents to which the Seller is party or the Seller’s performance of its obligations under the Sale Agreement or under any of the other Basic Documents to which it is party.

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So long as any of the Bonds are outstanding:

•
the Seller will treat the Securitization Property as the Issuing Entity’s property for all purposes other than for financial reporting, state or U.S. federal regulatory or tax purposes;

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the Seller will treat the Bonds as debt for all purposes and specifically as debt of the Issuing Entity, other than financial reporting, state or U.S. federal regulatory or tax purposes, and solely for purposes of U.S. federal taxes and, to the extent consistent with applicable state, local and other tax law, for purposes of state, local or other taxes, the Seller agrees to treat the Bonds as indebtedness of the Seller (as the sole owner of the Issuing Entity) secured by the Collateral unless otherwise required by appropriate taxing authorities;

•
the Seller will disclose in its financial statements that the Issuing Entity and not the Seller is the owner of the Securitization Property and that the assets of the Issuing Entity are not available to pay creditors of the Seller or its affiliates (other than the Issuing Entity);

•
the Seller will not own or purchase any Bonds; and

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the Seller will disclose the effects of all transactions between the Seller and the Issuing Entity in accordance with generally accepted accounting principles.

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So long as any of the Bonds are outstanding:

•
in all proceedings relating directly or indirectly to the Securitization Property, the Seller will affirmatively certify and confirm that it has sold all of its rights and interests in and to such property (other than for financial reporting, regulatory or tax purposes);

•
the Seller will not make any statement or reference in respect of the Securitization Property that is inconsistent with the ownership interest of the Issuing Entity (other than for financial accounting or tax purposes or as required for state or U.S. federal regulatory purposes);

•
the Seller will not take any action in respect of the Securitization Property except solely in its capacity as the Servicer thereof pursuant to the Servicing Agreement or as otherwise contemplated by the Basic Documents;

•
the Seller will not sell securitization property, or other similar property, under a separate financing order in connection with the issuance of securitization bonds or similarly authorized types of bonds unless the Rating Agency Condition shall have been satisfied; and

•
neither the Seller nor the Issuing Entity will make any election, file any tax return or take any other action inconsistent with the treatment of the Issuing Entity, for U.S. federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from the Seller (or, if relevant, from another sole owner of the Issuing Entity).

•
Upon the sale by the Seller of the Securitization Property to the Issuing Entity pursuant to the Sale Agreement:

•
to the fullest extent permitted by law, including applicable MPSC Regulations and the Statute, the Issuing Entity will have all of the rights originally held by the Seller with respect to the Securitization Property, including the right (subject to the terms of the Servicing Agreement) to exercise any and all rights and remedies to collect any amounts payable by any Customer in respect of the Securitization Property, notwithstanding any objection or direction to the contrary by the Seller (and the Seller agrees not to make any such objection or to take any such contrary action); and

•
any payment by any Customer directly to the Issuing Entity shall discharge such Customer’s obligations, if any, in respect of the Securitization Property to the extent of such payment, notwithstanding any objection or direction to the contrary by the Seller.

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The Seller will execute and file such filings, including filings with the State of Michigan pursuant to the Statute, and cause to be executed and filed such filings, all in such manner and in such places as may be required by law to fully perfect and maintain the ownership interest of the Issuing Entity, and the back-up precautionary security interest of the Issuing Entity pursuant to the Sale Agreement, and the first priority security interest of the Indenture Trustee in the Securitization Property, including all filings required under the Statute and the applicable UCC relating to the transfer of the ownership of the rights and interest in the Securitization Property by the Seller to the Issuing Entity or the pledge of the Issuing Entity’s interest in the Securitization Property to the Indenture Trustee.

•
The Seller will deliver or cause to be delivered to the Issuing Entity and the Indenture Trustee file-stamped copies of, or filing receipts for, any document filed as provided above, as soon as available following such filing. The Seller shall institute any action or proceeding necessary to compel performance by the MPSC, the State of Michigan or any of their respective agents of any of their obligations or duties under the Statute or the Financing Order, and the Seller agrees to take such legal or administrative actions, including defending against or instituting and pursuing legal actions and appearing or testifying at hearings or similar proceedings, in each case, as may be reasonably necessary:

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to seek to protect the Issuing Entity and the Holders from claims, state actions or other actions or proceedings of third parties that, if successfully pursued, would result in a breach of any representation or covenant set forth in the Sale Agreement; and

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to seek to block or overturn any attempts to cause a repeal of, modification of or supplement to the Statute or the Financing Order, or the rights of Holders by legislative enactment or constitutional amendment that would be materially adverse to the Issuing Entity or the Holders or that would otherwise cause an impairment of the rights of the Issuing Entity or the Holders, and in each case the costs of any such actions or proceedings will be payable by the Seller.
•
The Seller will not, prior to the date that is one year and one day after the termination of the Indenture and payment in full of the Bonds or any other amounts owed under the Indenture, petition or otherwise invoke or cause the Issuing Entity to invoke the process of any Governmental Authority for the purpose of commencing or sustaining an involuntary case against the Issuing Entity under any U.S. federal or state bankruptcy, insolvency or similar law, appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Issuing Entity or any substantial part of the property of the Issuing Entity, or ordering the winding up or liquidation of the affairs of the Issuing Entity.

•
So long as any of the Bonds are outstanding, the Seller will, and will cause each of its subsidiaries to, pay all taxes, assessments and governmental charges imposed upon it or any of its properties or assets or with respect to any of its franchises, business, income or property before any penalty accrues thereon if the failure to pay any such taxes, assessments and governmental charges would, after any applicable grace periods, notices or other similar requirements, result in a lien on the Securitization Property; provided, that no such tax need be paid if the Seller or one of its affiliates is contesting the same in good faith by appropriate proceedings promptly instituted and diligently conducted and if the Seller or such affiliate has established appropriate reserves as shall be required in conformity with generally accepted accounting principles.

•
Promptly after obtaining knowledge thereof, in the event of a breach in any material respect (without regard to any materiality qualifier contained in such representation, warranty or covenant) of any of the Seller’s representations, warranties or covenants contained in the Sale Agreement, the Seller will promptly notify the Issuing Entity, the Indenture Trustee and the Rating Agencies of such breach.

•
The Seller will use the proceeds of the sale of the Securitization Property in accordance with the Financing Order and the Statute.

•
Upon the request of the Issuing Entity, the Seller will execute and deliver such further instruments and do such further acts as may be reasonably necessary to carry out the provisions and purposes of the Sale Agreement.

Indemnification
The Seller will indemnify, defend and hold harmless the Issuing Entity, the Indenture Trustee (for itself and for the benefit of the Holders), and any of their respective officers, directors, managers, employees, trustees and agents against:
•
any and all amounts of principal of and interest on the Bonds not paid when due or when scheduled to be paid in accordance with their terms;

•
any deposits required to be made by or to the Issuing Entity under the Basic Documents or the Financing Order that are not made when required; and

•
any and all other liabilities, obligations, losses, claims, damages, payments, costs or expenses incurred of any kind whatsoever by any of these Persons, in each case, as a result of the Seller’s breach of any of its representations, warranties or covenants contained in the Sale Agreement.

The Seller will indemnify the Issuing Entity and the Indenture Trustee (for itself and for the benefit of the Holders) and each of the Issuing Entity’s and the Indenture Trustee’s respective officers, directors, employees, trustees, managers, and agents for, and defend and hold harmless each such Person from and against, any and all taxes (other than taxes imposed on the Holders as a result of their ownership of Bonds) that may at any time be imposed on or asserted against any such Person as a result of:
•
the sale of the Securitization Property to the Issuing Entity;

•
the Issuing Entity’s ownership and assignment of the Securitization Property;

•
the issuance and sale by the Issuing Entity of the Bonds; or

•
the other transactions contemplated in the Basic Documents,

including any franchise, sales, gross receipts, general corporation, tangible personal property, privilege or license taxes, but excluding any taxes imposed as a result of a failure of such Person to withhold or remit taxes with respect to payments on the Bonds.
In addition, the Seller will indemnify, defend and hold harmless each independent Manager of the Issuing Entity, and the Indenture Trustee and its officers, directors, employees, trustees, managers and agents against any and all liabilities, obligations, losses, claims, damages, payments, costs or expenses incurred by any of these parties as a result of the Seller’s breach of any of its representations and warranties or covenants contained in the Sale Agreement.

The Seller will not be required to indemnify any Person otherwise indemnified under the Sale Agreement for any amount paid or payable by such Person in the settlement of any action, proceeding or investigation without the prior written consent of the Seller, which consent will not be unreasonably withheld.
The Seller will indemnify the Servicer (if the Servicer is not the Seller) for the costs of any action instituted by the Servicer pursuant to the Servicing Agreement that are not paid as operating expenses in accordance with the priorities under the Indenture.
The indemnification provided for in the Sale Agreement will survive any repeal of, modification of, or supplement to, or judicial invalidation of, the Statute or the Financing Order and will survive the resignation or removal of the Indenture Trustee, or the termination of the Sale Agreement and will rank in priority with other general, unsecured obligations of the Seller. The Seller will not indemnify any Person otherwise indemnified under the Sale Agreement for any changes in law after the issuance date, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision.
Consumers Energy’s indemnification obligations will rank equally in right of payment with other general unsecured obligations of Consumers Energy.
Successors of the Seller
Any Person:
•
into which the Seller may be merged, converted or consolidated;

•
that may result from any merger, conversion or consolidation to which the Seller will be a party;

•
that may succeed to the electric distribution properties and assets of the Seller substantially as a whole;

•
that results from the division of the Seller into two or more Persons; or

•
that otherwise succeeds to all or substantially all of the electric distribution assets of the Seller,

and which Person in any of the foregoing cases executes an agreement of assumption to perform all of the obligations of the Seller under the Sale Agreement, will be the successor to the Seller under the Sale Agreement without further act on the part of any of the parties to the Sale Agreement so long as the conditions to assumption are met. These conditions include that:
•
immediately after giving effect to such transaction, no representation, warranty or covenant made pursuant to the Sale Agreement will be breached and, if the Seller is the Servicer, no Servicer Default and no event that, after notice or lapse of time, or both, would become a Servicer Default will have occurred and be continuing;

•
the Seller will have delivered to the Issuing Entity and the Indenture Trustee an officer’s certificate and opinion of counsel from external counsel of the Seller stating that such consolidation, conversion, merger, division or succession and such agreement of assumption comply with the Sale Agreement and that all conditions precedent, if any, provided for in the Sale Agreement relating to such transaction have been complied with;

•
the Seller will have delivered to the Issuing Entity, the Indenture Trustee and each Rating Agency an opinion of counsel from external counsel of the Seller either:

•
stating that, in the opinion of such counsel, all filings to be made by the Seller and the Issuing Entity, including any filings with the MPSC pursuant to the Statute and the applicable UCC, have been authorized, executed and filed that are necessary to fully maintain the respective interest of the Issuing Entity and the Indenture Trustee in all of the Securitization Property and reciting the details of such filings; or

•
stating that, in the opinion of such counsel, no such action will be necessary to maintain such interests;

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the Seller will have delivered to the Issuing Entity, the Indenture Trustee and the Rating Agencies an opinion of counsel from external tax counsel stating that, for U.S. federal income tax purposes, such consolidation, conversion, merger, division or succession and such agreement of assumption will not result in a material adverse U.S. federal income tax consequence to the Issuing Entity or the Holders; and
•
the Seller will have given the Rating Agencies prior written notice of such transaction.

Amendment
The Sale Agreement may be amended from time to time by a written amendment duly executed and delivered by each of the Seller and the Issuing Entity with ten Business Days’ prior written notice given to the Rating Agencies, but without the consent of any of the Holders:
•
to cure any ambiguity in, to correct or supplement, or to add, change or eliminate, any provisions in the Sale Agreement; provided, however, that the Issuing Entity and the Indenture Trustee shall receive an officer’s certificate stating that such amendment shall not adversely affect in any material respect the interests of any Holder and that all conditions precedent to such amendment have been satisfied; or

•
to conform the provisions of the Sale Agreement to the description of the Sale Agreement in this prospectus.

In addition, the Sale Agreement may be amended in writing by the Seller and the Issuing Entity with:
•
the prior written consent of the Indenture Trustee;

•
the satisfaction of the Rating Agency Condition; and

•
if any amendment would adversely affect in any material respect the interest of any Holder, the consent of a majority of the Holders of each affected tranche.

In determining whether a majority of Holders have consented, Bonds owned by the Issuing Entity or any affiliate of the Issuing Entity (including the Seller) shall be disregarded, except that, in determining whether the Indenture Trustee shall be protected in relying upon any such consent, the Indenture Trustee shall only be required to disregard any Bonds it actually knows to be so owned. Promptly after the execution of any such amendment or consent, the Issuing Entity shall furnish copies of such amendment or consent to each of the Rating Agencies.

THE SERVICING AGREEMENT
The following summary describes the material terms and provisions of the Servicing Agreement pursuant to which the Servicer is undertaking to service the Securitization Property. The form of the Servicing Agreement is being filed as an exhibit to the registration statement of which this prospectus forms a part.
Servicing Procedures
The Servicer, as the Issuing Entity’s agent, will manage, service and administer, and bill and collect payments arising from, the Securitization Property according to the terms of the Servicing Agreement. The Servicer’s duties will include:
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management, servicing and administration of the Securitization Property;

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obtaining meter reads, calculating usage and billing, collecting and posting all payments in respect of the Securitization Property or Securitization Charges;

•
responding to inquiries by Customers, the MPSC or any other Governmental Authority with respect to the Securitization Property or Securitization Charges;

•
delivering bills to Customers;

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investigating and handling delinquencies (and furnishing reports with respect to such delinquencies to the Issuing Entity), processing and depositing collections and making periodic remittances;

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furnishing periodic reports to the Issuing Entity, the Indenture Trustee and the Rating Agencies;

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making all filings with the MPSC and taking such other action as may be necessary to perfect the Issuing Entity’s ownership interests in and the Indenture Trustee’s first priority lien on the Securitization Property;

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making all filings and taking such other action as may be necessary to perfect and maintain the perfection and priority of the Indenture Trustee’s lien on all Collateral;

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selling as the agent for the Issuing Entity as its interests may appear defaulted or written off accounts in accordance with the Servicer’s usual and customary practices;

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taking all necessary action in connection with True-Up Adjustments as set forth in the Servicing Agreement; and

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performing such other duties as may be specified under the Financing Order to be performed by it.

The Servicer will be required to notify the Issuing Entity, the Indenture Trustee and the Rating Agencies in writing if the Servicer becomes aware of any laws or MPSC Regulations promulgated after the execution of the Servicing Agreement that have a material adverse effect on the Servicer’s ability to perform its duties under the Servicing Agreement. The Servicer is also authorized to execute and deliver documents and to make filings and participate in proceedings on behalf of the Issuing Entity.
In addition, upon the Issuing Entity’s reasonable request or the reasonable request of the Indenture Trustee or any Rating Agency, the Servicer will provide to the Issuing Entity, the Indenture Trustee or any Rating Agency, as the case may be, any public financial information about the Servicer, or any material information about the Securitization Property that is reasonably available, as may be reasonably necessary and permitted by law to enable the Issuing Entity, the Indenture Trustee or the Rating Agencies to monitor the Servicer’s performance, provided, however, that any such request by the Indenture Trustee will not create any obligation for the Indenture Trustee to monitor the performance of the Servicer. In addition, so long as any Bonds are outstanding, the Servicer will provide to the Issuing Entity and the Indenture Trustee, within a reasonable time after written request thereof, any information available to the Servicer or reasonably obtainable by it that is necessary to calculate the Securitization Charges applicable to each Securitization Rate Class. The Servicer will also prepare and deliver any reports required to be filed by the Issuing Entity with the SEC, as further described below, and will cause to be delivered required opinions of counsel to the effect that all filings, including with the MPSC, the State of Michigan and the Secretary of State of the

State of Delaware, necessary to perfect and maintain the interests of the Indenture Trustee in the Securitization Property have been made.
Servicing Standards and Covenants
The Servicing Agreement will require the Servicer to follow such customary and usual practices and procedures as it shall deem necessary or advisable in its servicing of all or any portion of the Securitization Property, which, in the Servicer’s judgment, may include the taking of legal action, at the Issuing Entity’s expense but subject to the priority of payments set forth in the Indenture.
The Servicer will not waive any late payment charge or other fee or charge relating to delinquent payments, if any, or waive, vary or modify any terms of payments of any amounts payable by a Customer, unless such waiver or action:
•
would comply with the Servicer’s policies and practices applicable to such duties that the Servicer follows with respect to comparable assets that it services for itself and, if applicable, others, as in effect from time to time in accordance with MPSC Regulations; and

•
would comply in all material respects with applicable law.

In the Servicing Agreement, the Servicer will covenant that, in servicing the Securitization Property, it will:
•
manage, service, administer, bill, collect and post collections in respect of the Securitization Property with reasonable care and in material compliance with each applicable requirement of law, including all applicable MPSC Regulations and guidelines, using the same degree of care and diligence that the Servicer exercises with respect to similar assets for its own account and, if applicable, for others;

•
follow standards, policies and procedures in performing its duties as Servicer that are customary in the electric distribution industry;

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use all reasonable efforts, consistent with its customary servicing procedures, to enforce, and maintain rights in respect of, the Securitization Property and to bill, collect and post the Securitization Charges;

•
comply with each requirement of law, including all applicable MPSC Regulations and guidelines, applicable to and binding on it relating to the Securitization Property;

•
file all reports with the MPSC required by the Financing Order;

•
file and maintain the effectiveness of UCC financing statements with respect to the Securitization Property transferred under the Sale Agreement;

•
take such other action on behalf of the Issuing Entity to ensure that the lien of the Indenture Trustee on the Collateral for the Bonds remains perfected and of first priority; and

•
identify the need for True-Up Adjustments and shall take all reasonable action to obtain and implement such True-Up Adjustments in accordance with the terms set forth in the Servicing Agreement.

The Servicer will be responsible for instituting any action or proceeding to compel performance by the State of Michigan or the MPSC of their respective obligations under the Statute, the Financing Order or any True-Up Adjustment. The Servicer is also responsible for instituting any action or proceeding as may be reasonably necessary to block or overturn any attempts, including by legislative enactment, voter initiative or constitutional amendment, to cause a repeal, modification or judicial invalidation of the Statute or the Financing Order that would be detrimental to the interest of the Holders or that would cause an impairment of the rights of the Issuing Entity or the Holders. The Servicing Agreement also designates the Servicer as the custodian of the Issuing Entity’s records and documents. The Servicing Agreement requires the Servicer to indemnify the Issuing Entity, each independent Manager of the Issuing Entity, and the Indenture Trustee (for itself and for the benefit of Holders) for any grossly negligent act or omission relating to the Servicer’s duties as custodian.

True-Up Mechanism
The Statute and the Financing Order mandate that the Securitization Charges on retail electric distribution customers be reviewed and adjusted by the MPSC at least annually, within 45 days of the anniversary date of the issuance of the Bonds, to correct any overcollections or undercollections of the preceding 12 months and to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. True-Up Adjustments may also be made by the Servicer semi-annually or more frequently at any time, without limits as to frequency, if the Servicer determines that a True-Up Adjustment is necessary to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. The Servicing Agreement will require Securitization Charges to be adjusted quarterly following the Scheduled Final Payment Date for each tranche of Bonds if there are any remaining amounts due. The Financing Order provides that semi-annual or more frequent true-ups may be implemented absent an MPSC order, unless contested. Any contest of any True-Up Adjustment shall be subject only to confirmation of the mathematical computations contained in the proposed True-Up Adjustment. In the Financing Order, the MPSC affirms that it will act pursuant to the Financing Order to ensure that expected Securitization Charges are sufficient to pay on a timely basis all scheduled principal of and interest on the Bonds and Ongoing Other Qualified Costs in connection with the Bonds. For more information on the True-Up Mechanism, please read “The Statute and the Financing Order — True-Up Mechanism” in this prospectus.
From time to time, until the retirement of the Bonds, the Servicer shall identify the need for annual True-Up Adjustments, semi-annual interim True-Up Adjustments and additional interim True-Up Adjustments as permitted pursuant to the Financing Order and shall take all reasonable action to obtain and implement such True-Up Adjustments for the Securitization Charges for the purpose of correcting any overcollections and undercollections and ensuring the expected recovery of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds.
In calculating each necessary True-Up Adjustment, the Servicer will update the data and assumptions underlying the calculation of the Securitization Charges, including projected electricity usage during the calculation period for each Securitization Rate Class and including the expected payments of principal and interest on the Bonds, estimated expenses and fees of the Issuing Entity during such period and the projected payment lag and write-offs. Each True-Up Adjustment will reflect any projected Customer delinquencies or write-offs and allowances for projected payment lags between the billing, collection and posting of Securitization Charges based upon the Servicer’s most recent experience regarding collection of Securitization Charges. Each True-Up Adjustment will also take into account any reconciliation of overcollections or undercollections due to any reason.
There is no cap on the level of Securitization Charges that may be imposed on Customers as a result of the True-Up Mechanism to pay on a timely basis scheduled principal of and interest on the Bonds and Ongoing Other Qualified Costs.
The Financing Order states that the MPSC’s role in the True-Up Mechanism is limited to a mathematical one, and the more expeditiously the True-Up Adjustment occurs, the better for all parties. In calculating any True-Up Adjustment, the Servicer will allocate payment responsibility among Securitization Rate Classes in accordance with the requirements of the Financing Order.
Remittances to Collection Account
The Servicer will remit Securitization Charge collections to the Indenture Trustee for deposit in the General Subaccount of the Collection Account. Each such remittance shall be remitted as soon as reasonably practicable, but in no event later than two Business Days following the Business Day on which payment is received from Customers; provided, however, that each such remittance in respect of the last Business Day of any month will be timely if remitted no later than three Business Days following such last Business Day. For a description of the allocation of the deposits, please read “Security for the Bonds — How Funds in the Collection Account will be Allocated” in this prospectus. Until Securitization Charge collections are remitted to the Collection Account, the Servicer will not segregate them from its general funds. Please read “Risk Factors — Risks Associated with Potential Bankruptcy Proceeding” in this prospectus.

The amount so remitted in respect of each Business Day will be equal to the aggregate Securitization Charge collections received from all Securitization Rate Classes in respect of that Business Day. The Securitization Charge collections received from a Securitization Rate Class in respect of any given Business Day will be calculated to be equal to the total collections received on that Business Day from that Securitization Rate Class multiplied by a ratio, the numerator of which is the total Securitization Charges billed to that Securitization Rate Class during the prior 21-Business-Day billing period, and the denominator of which is the total amounts billed to that Securitization Rate Class during that same 21-Business-Day billing period. In the event that the Servicer discovers that the amount remitted in respect of any given Business Day is less than the aggregate Securitization Charge collections received from all Securitization Rate Classes in respect of such Business Day due to a miscalculation or clerical error, it shall provide written notice of such error to the Indenture Trustee and, upon request, to the Issuing Entity and, within two Business Days of such discovery, remit such additional amount to the Indenture Trustee for deposit in the General Subaccount of the Collection Account as shall be required to correct such error.
In the event that the Servicer is unable to determine the Securitization Charge collections received on any Business Day (whether due to reasons of force majeure or any other reason), the Servicer shall make a good faith estimate of the amount of such Securitization Charge collections received on such Business Day and remit such estimated Securitization Charge collections to the General Subaccount of the Collection Account. The Servicer shall reconcile remittances of any such estimated Securitization Charge collections with the actual Securitization Charge collections within two Business Days of determination of the actual Securitization Charge collections. To the extent that the remittances of any such estimated Securitization Charge collections exceed the amount that should have been remitted based on actual Securitization Charge collections, the Servicer shall be entitled to withhold the excess amount from any subsequent remittances to the Indenture Trustee. To the extent that the remittances of any such estimated Securitization Charge collections are less than the amount that should have been remitted based on actual Securitization Charge collections, the Servicer shall remit the amount of the shortfall to the General Subaccount of the Collection Account within two Business Days of determination of such shortfall.
The Servicer is not obligated to make any payments on the Bonds. In the case of any shortfall, Consumers Energy will allocate that shortfall ratably based on the amount owed to Consumers Energy or other parties and the total amounts owed. As described above, the Servicer will not segregate the Securitization Charges from amounts relating to the Series 2014A Securitization Bonds. The Securitization Charges will be segregated only when the Servicer remits them to the Indenture Trustee. Although Consumers Energy is the servicer with respect to the Series 2014A Securitization Bonds and will be the Initial Servicer with respect to the Bonds, as more fully described under “Consumers Energy Company — The Depositor, Sponsor, Seller and Initial Servicer” in this prospectus, the Issuing Entity is a separate legal entity from Consumers 2014 Securitization Funding LLC, and the Bonds will be payable from collateral that is separate from the collateral securing the Series 2014A Securitization Bonds. Consumers 2014 Securitization Funding LLC will have no obligations under the Bonds, and the Issuing Entity will have no obligations under the Series 2014A Securitization Bonds.
The Financing Order provides that partial payments of bills by Customers should be allocated ratably among the securitization charges authorized pursuant to the financing order in respect of the Series 2014A Securitization Bonds, the Securitization Charges authorized by the Financing Order, and other billed amounts based on the ratio of each component of the bill to the total bill.
Servicing Compensation
The Servicer will be entitled to receive an annual servicing fee in an amount equal to:
•
0.05% of the aggregate initial principal amount of the Bonds for so long as Consumers Energy or an affiliate of Consumers Energy is the Servicer; or

•
if Consumers Energy or any of its affiliates is not the Servicer, an amount agreed upon by the successor Servicer and the Indenture Trustee, provided, that the annual servicing fee shall not exceed 0.75% of the aggregate initial principal amount of all securitization bonds issued by the Issuing Entity.

The servicing fee owing shall be calculated based on the initial principal amount of the Bonds and shall be paid semi-annually, with half of the servicing fee being paid on each Payment Date, except for the amount of the servicing fee to be paid on the first Payment Date shall be calculated based on the number of days that the Servicing Agreement has been in effect. The Servicer also shall be entitled to retain as additional compensation:
•
any interest earnings on Securitization Charge payments received by the Servicer and invested by the Servicer prior to remittance to the Collection Account; and

•
all late payment charges, if any, collected from Customers.

In addition, the Servicer shall be entitled to be reimbursed by the Issuing Entity for filing fees and fees and expenses for attorneys, accountants, printing or other professional services retained by the Issuing Entity and paid for by the Servicer (or procured by the Servicer on behalf of the Issuing Entity and paid for by the Servicer) to meet the Issuing Entity’s obligations under the Basic Documents. Except for the amounts payable pursuant to the prior sentence, the Servicer shall be required to pay all other costs and expenses incurred by the Servicer in performing its activities under the Servicing Agreement (but, for the avoidance of doubt, excluding any such costs and expenses incurred by Consumers Energy in its capacity as Administrator).
The Indenture Trustee will pay the servicing fee in semi-annual installments (together with any portion of the servicing fee that remains unpaid from the prior Payment Dates) to the extent of available funds in the Collection Account prior to the payment of any principal of and interest on the Bonds. See “Security for the Bonds — How Funds in the Collection Account will be Allocated” in this prospectus.
Servicer Representations and Warranties
In the Servicing Agreement, the Servicer will represent and warrant to the Issuing Entity, as of the issuance date of the Bonds, among other things, that:
•
The Servicer is duly organized and validly existing and in good standing under the laws of the state of its organization, with the requisite corporate or other power and authority to own its properties and to conduct its business as such properties are currently owned and such business is presently conducted and to execute, deliver and carry out the terms of the Servicing Agreement and the Intercreditor Agreement, and had at all relevant times, and has, the requisite power, authority and legal right to service the Securitization Property and to hold the Securitization Property records as custodian.

•
The Servicer is duly qualified to do business and is in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which the ownership or lease of property or the conduct of its business (including the servicing of the Securitization Property as required by the Servicing Agreement and the Intercreditor Agreement) shall require such qualifications, licenses or approvals (except where the failure to so qualify would not be reasonably likely to have a material adverse effect on the Servicer’s business, operations, assets, revenues or properties or to its servicing of the Securitization Property).

•
The execution, delivery and performance of the Servicing Agreement and the Intercreditor Agreement have been duly authorized by all necessary action on the part of the Servicer under its organizational or governing documents and laws.

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Each of the Servicing Agreement and the Intercreditor Agreement constitutes a legal, valid and binding obligation of the Servicer enforceable against the Servicer in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other laws relating to or affecting creditors’ rights generally from time to time in effect and to general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing), regardless of whether considered in a proceeding in equity or at law.

•
The consummation of the transactions contemplated by the Servicing Agreement and the Intercreditor Agreement and the fulfillment of the terms thereof will not:

•
conflict with, result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time) a default under, the organizational documents of the Servicer or any indenture or other agreement or instrument to which the Servicer is a party or by which it or any of its properties is bound;

•
result in the creation or imposition of any lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than any lien that may be granted under the Basic Documents); or

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violate any existing law or any existing order, rule or regulation applicable to the Servicer of any Governmental Authority having jurisdiction over the Servicer or its properties.

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There are no proceedings pending and, to the Servicer’s knowledge, there are no proceedings threatened and, to the Servicer’s knowledge, there are no investigations pending or threatened, before any Governmental Authority having jurisdiction over the Servicer or its properties involving or relating to the Servicer or the Issuing Entity or, to the Servicer’s knowledge, any other Person:

•
asserting the invalidity of the Servicing Agreement or the Intercreditor Agreement or any of the other Basic Documents;

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seeking to prevent the issuance of the Bonds or the consummation of any of the transactions contemplated by the Servicing Agreement or any of the other Basic Documents;

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seeking any determination or ruling that could reasonably be expected to materially and adversely affect the performance by the Servicer of its obligations under, or the validity or enforceability of, the Servicing Agreement, any of the other Basic Documents or the Bonds; or

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seeking to adversely affect the U.S. federal income tax or state income or franchise tax classification of the Bonds as debt.

•
No governmental approval, authorization, consent, order or other action of, or filing with, any Governmental Authority is required in connection with the execution and delivery by the Servicer of the Servicing Agreement or the Intercreditor Agreement, the performance by the Servicer of the transactions contemplated thereby or the fulfillment by the Servicer of the terms thereof, except those that have been obtained or made, those that the Servicer is required to make in the future pursuant to the Servicing Agreement or the Intercreditor Agreement and those that the Servicer may need to file in the future to continue the effectiveness of any financing statement filed under the UCC.

•
Each report and certificate delivered in connection with any filing made to the MPSC by the Servicer on behalf of the Issuing Entity with respect to the Securitization Charges or True-Up Adjustments will constitute a representation and warranty by the Servicer that each such report or certificate, as the case may be, is true and correct in all material respects; provided, however, that, to the extent any such report or certificate is based in part upon or contains assumptions, forecasts or other predictions of future events, the representation and warranty of the Servicer with respect thereto will be limited to the representation and warranty that such assumptions, forecasts or other predictions of future events are reasonable based upon historical performance (and facts known to the Servicer on the date such report or certificate is delivered). The Servicer, the Indenture Trustee and the Issuing Entity are not responsible as a result of any action, decision, ruling or other determination made or not made, or any delay (other than any delay resulting from the Servicer’s failure to make any filings with the MPSC required by the Servicing Agreement in a timely and correct manner or any breach by the Servicer of its duties under the Servicing Agreement that adversely affects the Securitization Property or the True-Up Adjustments), by the MPSC in any way related to the Securitization Property or in connection with any True-Up Adjustment, the subject of any such filings, any proposed True-Up Adjustment or the approval of any revised Securitization Charges and the scheduled adjustments thereto. Except to the extent that the Servicer otherwise is liable under the provisions of the Servicing Agreement, the Servicer shall have no liability whatsoever relating to the calculation of any revised Securitization Charges and the scheduled adjustments thereto, including as a result of any inaccuracy of any of the assumptions made in such calculations, so long as the Servicer has acted in good faith and has not acted in a grossly negligent manner in connection therewith, nor shall the Servicer have any liability whatsoever as a result of any Person, including the Holders, not receiving any payment, amount or return anticipated or expected or in respect of any Bond generally.
In the event of:
•
willful misconduct, bad faith or gross negligence by the Servicer in the performance of its duties or observance of its covenants under the Servicing Agreement or the Intercreditor Agreement or its reckless disregard of its obligations and duties under the Servicing Agreement or the Intercreditor Agreement;

•
the Servicer’s material breach of any of the representations and warranties summarized above that results in a Servicer Default under the Servicing Agreement or the Intercreditor Agreement; or

•
any litigation or related expenses relating to the Servicer’s status or obligations as Servicer (other than any proceeding the Servicer is required to institute under the Servicing Agreement),

the Servicer will indemnify, defend and hold harmless the Issuing Entity, the Indenture Trustee (for itself and for the benefit of the Holders), each independent Manager, and each of their respective trustees, officers, directors, employees and agents, against any costs, expenses, losses, claims, actual damages and liabilities incurred as a result of the foregoing events, except to the extent of such losses either resulting from the willful misconduct, bad faith or gross negligence of such Person seeking indemnification under the Servicing Agreement or resulting from a breach of a representation or warranty made by such Person seeking indemnification under the Servicing Agreement in any of the Basic Documents that gives rise to the Servicer’s breach.
Statements by Servicer
On or before the last Servicer Business Day of each month, the Servicer shall prepare and deliver to the Issuing Entity, the Indenture Trustee and the Rating Agencies a written report, referred to in this prospectus as a Monthly Servicer’s Certificate, setting forth certain information relating to Securitization Charge payments billed by the Servicer and remitted to the Indenture Trustee during the collection period preceding such date; provided, however, that, for any month in which the Servicer is required to deliver a Semi-Annual Servicer’s Certificate, the Servicer shall prepare and deliver the Monthly Servicer’s Certificate no later than the date of delivery of such Semi-Annual Servicer’s Certificate.
Not later than five Servicer Business Days prior to each Payment Date or Special Payment Date, the Servicer shall deliver a written report, referred to in this prospectus as the Semi-Annual Servicer’s Certificate, to the Issuing Entity, the Indenture Trustee and the Rating Agencies. The Semi-Annual Servicer’s Certificate will detail the Securitization Charge collections for the current Payment Date and the balances in the Collection Account available to make the payments to be made as described under “Security for the Bonds — How Funds in the Collection Account will Be Allocated” in this prospectus.
Evidence as to Compliance
The Servicing Agreement will provide that the Servicer will deliver annually to the Issuing Entity, the Indenture Trustee and the Rating Agencies, on or before March 31 of each year, beginning March 31, 2024 or, if earlier, on the date on which the annual report relating to the Bonds is required to be filed with the SEC, a report on its assessment of compliance with specified servicing criteria as required by Item 1122(a) of Regulation AB, during the preceding 12 months ended December 31 (or preceding period since the issuance date of the Bonds in the case of the first statement), together with a certificate by an officer of the Servicer certifying the statements set forth therein.
The Servicing Agreement will also provide that a firm of independent registered public accountants will deliver annually to the Issuing Entity, the Indenture Trustee and the Rating Agencies on or before March 31 of each year, beginning March 31, 2024 or, if earlier, on the date on which the annual report relating to the Bonds is required to be filed with the SEC, an annual accountant’s report, which will include any required attestation report that attests to and reports on the Servicer’s assessment report described in the immediately preceding paragraph, to the effect that the accounting firm has performed agreed upon procedures in connection with the Servicer’s compliance with its obligations under the Servicing Agreement during the preceding 12 months, identifying the results of the procedures and including any exceptions noted. The report will also indicate that the accounting firm providing the report is independent of the Servicer within the meaning of the rules of The Public Company Accounting Oversight Board and shall include any attestation report required under Item 1122(b) of Regulation AB (or any successor or similar rule), as then in effect.
Copies of the above reports will be filed with the SEC. You may also obtain copies of the above statements and certificates by sending a written request addressed to the Indenture Trustee.
Matters Regarding the Servicer
The Servicing Agreement will provide that Consumers Energy may not resign from its obligations and duties as Servicer under the Servicing Agreement, except when either:
•
Consumers Energy determines that the performance of its duties is no longer permissible under applicable law; or

•
the Rating Agency Condition shall have been satisfied.

No resignation by Consumers Energy as Servicer will become effective until a successor Servicer has assumed Consumers Energy’s servicing obligations and duties under the Servicing Agreement.
The Servicing Agreement will further provide that neither the Servicer nor any of its directors, officers, employees or agents will be liable to the Issuing Entity or any other Person for any action taken or for refraining from the taking of any action pursuant to the Servicing Agreement or for good faith errors in judgment; provided, however, that the Servicer or any such Person will still be liable for liabilities due to reason of willful misconduct, bad faith or gross negligence in the performance of duties or by reason of reckless disregard of obligations and duties under the Servicing Agreement or the Intercreditor Agreement.
In addition, the Servicing Agreement will provide that the Servicer is under no obligation to appear in, prosecute or defend any legal action relating to the Securitization Property that is not directly related to one of the Servicer’s enumerated duties in the Servicing Agreement or related to its obligation to pay indemnification, and that in its reasonable opinion may cause it to incur any expense or liability; provided, however, that the Servicer may, in respect of any proceeding, undertake any action that is not specifically identified in the Servicing Agreement as a duty of the Servicer but that the Servicer reasonably determines is necessary or desirable in order to protect the rights and duties of the Issuing Entity or the Indenture Trustee under the Servicing Agreement and the interests of the Holders and Customers under the Servicing Agreement.
Under the circumstances specified in the Servicing Agreement, any Person:
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into which the Servicer may be merged, converted or consolidated and that is a permitted successor;

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that may result from any merger, conversion or consolidation to which the Servicer is a party and that is a permitted successor;

•
that may succeed to the properties and assets of the Servicer or its obligations as Servicer substantially as a whole and that is a permitted successor;

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that results from the division of the Servicer into two or more Persons and that is a permitted successor; or

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that otherwise is a permitted successor,

which Person in any of the foregoing cases executes an agreement of assumption to perform all of the obligations of the Servicer under the Servicing Agreement, shall be the successor Servicer under the Servicing Agreement, without further act on the part of any of the parties to the Servicing Agreement so long as the conditions to assumption are met. Other than in these cases and in the case of a Servicer resignation as described above, the Servicing Agreement may not be assigned by the Servicer. These conditions include that:
•
immediately after giving effect to such transaction, no representation or warranty made pursuant to the Servicing Agreement shall have been breached and no Servicer Default and no event that, after notice or lapse of time, or both, would become a Servicer Default shall have occurred and be continuing;

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the Servicer shall have delivered to the Issuing Entity and the Indenture Trustee an officer’s certificate and an opinion of counsel from external counsel of the Servicer stating that such consolidation, conversion, merger, division or succession and such agreement of assumption complies with the Servicing Agreement and that all conditions precedent, if any, provided for in the Servicing Agreement relating to such transaction have been complied with;

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the Servicer shall have delivered to the Issuing Entity, the Indenture Trustee and the Rating Agencies an opinion of counsel from external counsel of the Servicer either:

•
stating that, in the opinion of such counsel, all filings to be made by the Servicer, including filings with the MPSC pursuant to the Statute and the applicable UCC, have been executed and filed and are in full force and effect that are necessary to fully perfect and maintain the interests of the Issuing Entity and the liens of the Indenture Trustee in the Securitization Property and reciting the details of such filings; or

•
stating that, in the opinion of such counsel, no such action shall be necessary to perfect and maintain such interests;

•
any applicable requirements of the Intercreditor Agreement have been satisfied;

•
the Servicer shall have delivered to the Issuing Entity, the Indenture Trustee and the Rating Agencies an opinion of counsel from independent tax counsel stating that, for U.S. federal income tax purposes, such consolidation, conversion, merger, division or succession and such agreement of assumption will not result in a material adverse U.S. federal income tax consequence to the Issuing Entity or the Holders; and

•
the Servicer shall have given the Rating Agencies prior written notice of such transaction.

The Servicing Agreement will provide that the Servicer shall at all times take all steps necessary and appropriate to maintain its own separateness from the Issuing Entity.
Servicer Defaults
Each of the following will be a Servicer Default under the Servicing Agreement:
•
any failure by the Servicer to remit to the Collection Account on behalf of the Issuing Entity any required remittance that shall continue unremedied for a period of five Business Days after written notice of such failure is received by the Servicer from the Issuing Entity or the Indenture Trustee or after discovery of such failure by a responsible officer of the Servicer;

•
any failure on the part of the Servicer, or so long as the Servicer is Consumers Energy or an affiliate thereof, any failure on the part of Consumers Energy, as the case may be, duly to observe or to perform in any material respect any other covenants or agreements of the Servicer or Consumers Energy, as the case may be, set forth in the Servicing Agreement (other than as provided in the provision above or below) or any other Basic Document to which it is a party, which failure shall:

•
materially and adversely affect the rights of the Holders; and

•
continue unremedied for a period of 60 days after the date on which:

•
written notice of such failure, requiring the same to be remedied, shall have been given:

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to the Servicer or Consumers Energy, as the case may be, by the Issuing Entity (with a copy to the Indenture Trustee); or

•
to the Servicer or Consumers Energy, as the case may be, by the Indenture Trustee; or

•
such failure is discovered by a responsible officer of the Servicer;

•
any failure by the Servicer duly to perform its obligations in carrying out True-Up Adjustments as described in the Servicing Agreement in the time and manner set forth therein, which continues unremedied for a period of five Servicer Business Days;

•
any representation or warranty made by the Servicer in the Servicing Agreement or any other Basic Document shall prove to have been incorrect in a material respect when made, which has a material adverse effect on the Holders and which material adverse effect continues unremedied for a period of 60 days after the date on which:
•
written notice thereof, requiring the same to be remedied, shall have been delivered to the Servicer (with a copy to the Indenture Trustee) by the Issuing Entity or the Indenture Trustee; or

•
such failure is discovered by an officer of the Servicer; and

•
events of bankruptcy, insolvency, receivership or liquidation of the Servicer.

Rights When Servicer Defaults
If a Servicer Default remains unremedied, either the Indenture Trustee may (if a responsible officer of the Indenture Trustee has received written notice of such Servicer Default), or shall, subject to the terms of the Intercreditor Agreement, upon the instruction of Holders evidencing a majority of the aggregate outstanding principal amount of the Bonds, by notice then given in writing to the Servicer (and to the Indenture Trustee if given by the Holders), terminate all the rights and obligations of the Servicer (other than the Servicer’s indemnity obligations and the Servicer’s obligations to continue performing its functions as Servicer until a successor is appointed) under the Servicing Agreement.
In the event of the Servicer’s removal or resignation under the Servicing Agreement, the Indenture Trustee may, or, at the written direction and with the consent of the Holders of a majority of the aggregate outstanding principal amount of Bonds, shall, but subject to the provisions of the Intercreditor Agreement, appoint a successor Servicer with the Issuing Entity’s prior written consent thereto (which consent shall not be unreasonably withheld), and the successor Servicer shall accept its appointment by a written assumption in form reasonably acceptable to the Issuing Entity and the Indenture Trustee and provide prompt written notice of such assumption to the Issuing Entity and the Rating Agencies. If, within 30 days after a termination notice has been delivered to the defaulting Servicer, a successor Servicer shall not have been appointed, the Indenture Trustee may, at the written direction of Holders evidencing a majority of the Bonds, petition the MPSC or a court of competent jurisdiction to appoint a successor Servicer under the Servicing Agreement. In order to qualify as a successor Servicer, the Person must be permitted to perform the duties of a Servicer under the MPSC Regulations, the Rating Agency Condition must be satisfied and the successor Servicer must enter into a servicing agreement having substantially the same provisions as the Servicing Agreement. The Indenture Trustee may make arrangements for compensation to be paid to the successor Servicer.
Upon appointment, a successor Servicer shall, subject to the terms and conditions of the Intercreditor Agreement, be the successor in all respects to the predecessor Servicer and shall be subject to all the responsibilities, duties and liabilities of the Servicer under the Servicing Agreement upon its assuming in writing the obligations of the Servicer thereunder. In addition, the successor Servicer shall be entitled to the servicing fee and all the rights granted to the predecessor Servicer by the terms and provisions of the Servicing Agreement.
In addition, when the Servicer defaults, the Holders and the Indenture Trustee (or any of their representatives) will be entitled to apply to a court of appropriate jurisdiction for an order of sequestration and payment of revenues arising from the Securitization Property.
If, however, a bankruptcy trustee or similar official has been appointed for the Servicer, and no Servicer Default other than an appointment of a bankruptcy trustee or similar official has occurred, the bankruptcy trustee or similar official may have the power to prevent the Indenture Trustee or the Holders from effecting a transfer of servicing responsibilities and duties.
Waiver of Past Defaults
Holders evidencing a majority of the aggregate outstanding principal amount of the Bonds, on behalf of all Holders, may direct the Indenture Trustee to waive in writing any default by the Servicer in the performance of its obligations under the Servicing Agreement and may waive the consequences of any default, except a default in making any required deposits to the Collection Account under the Servicing Agreement. The Servicing Agreement provides that no waiver will impair the Holder’s rights relating to subsequent defaults.

Successor Servicer
If for any reason a third party assumes the role of the Servicer under the Servicing Agreement, the Servicing Agreement will require the predecessor Servicer to cooperate with the Issuing Entity, the Indenture Trustee and the successor Servicer in terminating the Servicer’s rights and responsibilities under the Servicing Agreement, including the transfer to the successor Servicer for administration by it of all Securitization Property records and all cash amounts then held by the predecessor Servicer for remittance, or shall thereafter be received by it with respect to the Securitization Property or the Securitization Charges, and providing any requested information reasonably necessary to assist the transition of services under the Servicing Agreement and related documents to any successor Servicer. The Servicing Agreement will provide that, in case a successor Servicer is appointed as a result of a Servicer Default, all reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with transferring all relevant records to the successor Servicer and amending the Servicing Agreement and the Intercreditor Agreement to reflect such succession as Servicer shall be paid by the predecessor Servicer upon presentation of reasonable documentation of such costs and expenses. All other reasonable costs and expenses incurred in transferring servicing responsibilities to a successor Servicer shall be paid by the Issuing Entity.
Amendment
The Servicing Agreement may be amended in writing by the Servicer and the Issuing Entity with the prior written consent of the Indenture Trustee and the satisfaction of the Rating Agency Condition; provided, that any such amendment may not adversely affect the interest of any Holder in any material respect without the consent of the Holders of a majority of the aggregate outstanding principal amount of the Bonds. Promptly after the execution of any such amendment or consent, the Issuing Entity shall furnish copies of such amendment or consent to each of the Rating Agencies.
In addition, the Servicing Agreement may be amended from time to time by a written amendment duly executed and delivered by each of the Issuing Entity and the Servicer, with ten Business Days’ prior written notice given to the Rating Agencies, but without the consent of any of the Holders:
•
to cure any ambiguity in, to correct or supplement, or to add, change or eliminate, any provisions in the Servicing Agreement; provided, however, that the Issuing Entity and the Indenture Trustee shall receive an officer’s certificate stating that such amendment shall not adversely affect in any material respect the interests of any Holder and that all conditions precedent to such amendment have been satisfied; or

•
to conform the provisions of the Servicing Agreement to the description of the Servicing Agreement in this prospectus.

Promptly after the execution of any such amendment or consent, the Issuing Entity shall furnish copies of such amendment or consent to each of the Rating Agencies.
Intercreditor Agreement
Consumers Energy has sold certain securitization property (which is separate from the Securitization Property described in this prospectus) to Consumers 2014 Securitization Funding LLC. Under the Intercreditor Agreement to be entered into at the time of issuance of the Bonds among Consumers Energy, the Issuing Entity, the Indenture Trustee, Consumers 2014 Securitization Funding LLC and the trustee for the Series 2014A Securitization Bonds:
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the Securitization Charges are excluded from the securitization property of Consumers 2014 Securitization Funding LLC; and

•
replacement of the Servicer would require the agreement of the Indenture Trustee and the trustee for the Series 2014A Securitization Bonds.

Consumers Energy will covenant in the Sale Agreement that, in the event it sells property similar to the Securitization Property to one or more entities other than the Issuing Entity in connection with a new issuance of bonds similar to the Bonds (or the Series 2014A Securitization Bonds) or similarly authorized types of bonds, then Consumers Energy will also enter into an intercreditor agreement with the Indenture

Trustee and the trustees for those other issuances, which would provide that the servicer for the Bonds and those other issuances must be one and the same entity. Please read “Risk Factors — Risks Associated with Servicing — If the Issuing Entity needs to replace Consumers Energy as the Servicer, the Issuing Entity may experience difficulties finding and using a replacement Servicer” in this prospectus.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
General
The following discussion describes the material United States federal income tax consequences to United States Holders and Non-United States Holders of the purchase, ownership, and disposition of the Bonds acquired in this offering and, insofar as it relates to matters of United States federal income tax law and regulations or legal conclusions with respect thereto, constitutes the opinion of Consumers Energy’s tax counsel, Pillsbury Winthrop Shaw Pittman LLP. Except where noted, this discussion only applies to Bonds that are held as capital assets (within the meaning of the Code) by bondholders who purchase the Bonds upon their original issuance at their original issue price. This discussion does not address the tax considerations applicable to subsequent purchasers of Bonds. This discussion does not describe all of the material tax considerations that may be relevant to bondholders in light of their particular circumstances or to bondholders subject to special rules, such as certain financial institutions, regulated investment companies, real estate investment trusts, banks, insurance companies, tax-exempt entities, certain former citizens or residents of the United States, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, partnerships for United States federal income tax purposes and other pass-through entities (and Persons holding the Bonds through a partnership for United States federal income tax purposes or other pass-through entity), United States Holders whose functional currency is not the United States dollar, passive foreign investment companies, controlled foreign corporations, and corporations that accumulate earnings to avoid United States federal income tax, accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Code, or Persons holding the Bonds as part of a hedge, straddle, or other integrated transaction. In addition, this discussion does not address the effect of any state, local, foreign, or other tax laws or any United States Medicare contribution tax on net investment income, federal estate, gift, alternative minimum or foreign tax considerations. This discussion is based upon the Code, administrative pronouncements, judicial decisions, and final, temporary, and proposed Treasury regulations, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.
As used in this prospectus, the term United States Holder means a beneficial owner of a Bond that is for United States federal income tax purposes:
•
an individual citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•
an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust:

•
with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions; or

•
that was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust.

The term Non-United States Holder means a beneficial owner of a Bond that is neither a United States Holder nor a partnership (or other pass-through entity).
If a partnership for United States federal income tax purposes holds Bonds, the tax treatment of such partnership and its partners will generally depend on the status of the partner and the activities of such partnership and its partners. If a bondholder is a partnership or a partner in such a partnership, such bondholder should consult with its own tax advisors regarding the United States federal income tax considerations of the purchase, ownership and disposition of Bonds.
THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION

OF THE BONDS. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, AND NON-UNITED STATES INCOME AND OTHER TAX LAWS) OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE BONDS.
Taxation of the Issuing Entity and Characterization of the Bonds
The Securitization Property will be treated as having been transferred to the Issuing Entity pursuant to, and the issuance of the Bonds will be treated as, a “qualifying securitization” within the meaning of Revenue Procedure 2005-62. Accordingly, for United States federal income tax purposes:
•
the Issuing Entity will not be treated as a taxable entity separate and apart from Consumers Energy;

•
the Bonds will be treated as debt of Consumers Energy; and

•
Consumers Energy will not be treated as recognizing gross income upon the issuance of the Bonds.

By acquiring a Bond, a beneficial owner agrees to treat the Bond as debt of Consumers Energy for United States federal income tax purposes.
Tax Consequences to United States Holders
Interest
Consumers Energy and the Issuing Entity expect that the Bonds will not be issued with more than a de minimis amount of original issue discount for United States federal income tax purposes. Thus, stated interest on the Bonds generally will be taxable to a United States Holder as ordinary income at the time it is received or accrued in accordance with such United States Holder’s regular method of accounting for United States federal income tax purposes. If, however, the issue price of the Bonds is less than their stated principal amount and the difference is equal to or more than a de minimis amount (as set forth in the applicable Treasury regulations), United States Holders will be required to include the difference in income as original issue discount as it accrues in accordance with the constant yield method (as set forth in the applicable Treasury regulations). The remainder of this discussion assumes that the Bonds will not be treated as issued with original issue discount.
Sale, Exchange, or Retirement of Bonds
On a sale, exchange, or retirement of a Bond, a United States Holder generally will recognize taxable gain or loss equal to the difference between the amount received (other than any amount received attributable to accrued but unpaid interest on the Bond not previously included in income, which will be taxable as ordinary income) and the United States Holder’s adjusted tax basis in the Bond. A United States Holder’s adjusted tax basis in a Bond is the United States Holder’s cost, subject to adjustments such as reductions in basis for principal payments received previously. Gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the Bond was held for more than one year at the time of disposition. Long-term capital gains of non-corporate United States Holders may be eligible for reduced rates of taxation. The deductibility of capital losses by both corporate and non-corporate United States Holders is subject to limitations.
Information Reporting and Backup Withholding
In general, information reporting requirements will apply to certain payments of principal and interest on the Bonds and to the proceeds from the sale of the Bonds unless the recipient is an exempt recipient. In addition, backup withholding at the current rate will apply to the payments if a United States Holder fails to provide its taxpayer identification number, a certificate of exempt status, or otherwise comply with the applicable requirements of the United States backup withholding rules.
Backup withholding is not an additional tax. Any amounts withheld from payments to a United States Holder under the backup withholding rules will be allowed as a credit against such United States Holder’s

United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is timely furnished to the IRS. United States Holders should consult their own tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.
Tax Consequences to Non-United States Holders
Interest
Subject to the discussion below concerning backup withholding and FATCA, a Non-United States Holder generally will not be subject to United States federal income and withholding tax on interest received in respect of the Bonds, provided that such interest is not effectively connected with such Non-United States Holder’s conduct of a U.S. trade or business and such Non-United States Holder:
•
does not own, actually or constructively, 10% or more of the total combined voting power of Consumers Energy;

•
is not a controlled foreign corporation for United States federal income tax purposes directly or indirectly related to Consumers Energy within the meaning of section 881(c)(3)(C) of the Code;

•
is not a bank whose receipt of interest on the Bonds is described in section 881(C)(3)(A) of the Code; and

•
satisfies certain certification requirements under penalties of perjury (generally through the provision of a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable).

A Non-United States Holder that does not qualify for the exemption from withholding described above generally will be subject to United States federal withholding tax at a 30% rate on payments of interest on the Bonds unless:
•
such interest is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States (and, if an applicable tax treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States) and the Non-United States Holder provides the applicable Paying Agent an IRS Form W-8ECI (or appropriate substitute form); or

•
the Non-United States Holder provides a properly completed IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, establishing an exemption from or reduction in withholding under an applicable tax treaty.

If interest or other income received with respect to Bonds is effectively connected with a United States trade or business conducted by a Non-United States Holder (and, if an applicable tax treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States), the Non-United States Holder generally will be subject to United States federal income tax on such interest or other income on a net income basis at the regular graduated rates applicable to United States Holders. In addition, if the Non-United States Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless reduced or eliminated by an applicable tax treaty.
Sale, Exchange, or Retirement of Bonds
Subject to the backup withholding discussion below, a Non-United States Holder generally will not be subject to United States federal income or withholding tax on gain realized on the sale or exchange of the Bonds, unless:
•
the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met; or

•
the gain is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-United States Holder in the United States).

Except to the extent that an applicable income tax treaty otherwise provides, generally a Non-United States Holder will be taxed on a net income basis at the same graduated rates applicable to United States Holders with respect to gain that is effectively connected with the Non-United States Holder’s conduct of a United States trade or business. A corporate Non-United States Holder may also, under certain circumstances, be subject to the branch profits tax described above. A Non-United States Holder who is both an individual present in the United States for 183 days or more in the taxable year and meets certain other conditions will be subject to United States federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains from United States sources (including gains from the sale or other disposition of the Bonds) exceed capital losses allocable to United States sources. To claim the benefit of an applicable income tax treaty, a Non-United States Holder may be required to file an income tax return and disclose its position under the United States Treasury regulations concerning treaty-based return positions.
Information Reporting and Backup Withholding
Generally, the amount of interest paid to a Non-United States Holder and the amount of tax, if any, withheld with respect to those payments must be reported to the IRS and to the Non-United States Holder. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the Non-United States Holder resides under the provisions of an applicable tax treaty.
In general, a Non-United States Holder will not be subject to backup withholding with respect to payments of interest on the Bonds that are made to the Non-United States Holder, provided that the Non-United States Holder has provided certification that such Non-United States Holder is a Non-United States Holder, and the payor does not have actual knowledge or reason to know that the Non-United States Holder is a United States person as defined under Section 7701(a)(30) of the Code.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a retirement or redemption) of Bonds within the United States or conducted through certain United States-related financial intermediaries unless the Non-United States Holder certifies to the payor under penalties of perjury that it is a Non-United States Holder and the payor does not have actual knowledge or reason to know that the Non-United States Holder is a United States person as defined under the Code, or the Non-United States Holder otherwise establishes an exemption.
Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-United States Holder under the backup withholding rules will be allowed as a credit against such Non-United States Holder’s United States federal income tax liability and may entitle such Non-United States Holder to a refund, provided that the required information is timely furnished to the IRS. Non-United States Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.
The Foreign Account Tax Compliance Act (FATCA)
Pursuant to Sections 1471 through 1474 of the Code (commonly referred to as FATCA), Treasury regulations thereunder, and administrative guidance, issuers of certain debt instruments and their agents, as applicable, are required to withhold 30% of the amount of any interest with respect to such instruments paid to:
•
a foreign financial institution (whether such foreign financial institution is the beneficial owner or an intermediary) unless such institution enters into an agreement with the United States government to collect and report to the United States government, on an annual basis, information with respect to its United States account holders and meets certain other specified requirements (or, in certain circumstances, complies with similar reporting requirements of the non-United States government in the jurisdiction in which it is organized or located under an intergovernmental agreement between such non-United States government and the United States government); or

•
a non-financial foreign entity (whether such non-financial foreign entity is the beneficial owner or an intermediary) unless such entity certifies that it does not have any “substantial United States owners” or provides certain information regarding the entity’s “substantial United States owners” and such entity meets certain other specified requirements.
FATCA generally will apply to all payments otherwise subject to FATCA withholding without regard to whether the beneficial owner of the payment is a United States person or would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or United States domestic law.
Non-United States Holders should consult their own tax advisors regarding the possible implications of FATCA and whether FATCA may be relevant to such Non-United States Holder’s acquisition, ownership, and disposition of the Bonds.

ERISA CONSIDERATIONS
This discussion is based on current provisions of ERISA and the Code, existing and currently proposed regulations under ERISA and the Code, the legislative history of ERISA and the Code, existing administrative rulings of the United States Department of Labor, and reported judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements herein with respect to transactions entered into or contemplated prior to the effective date of such changes. This discussion does not purport to deal with all aspects of ERISA or the Code or, to the extent not preempted, any state laws.
General
ERISA and Section 4975 of the Code impose certain requirements on plans subject to ERISA or Section 4975 of the Code. ERISA and the Code also impose certain requirements on fiduciaries of a plan in connection with the investment of the assets of the plan. For purposes of this discussion, “plans” refer to:
•
“employee benefit plans” as defined in Section 3(3) of ERISA that are subject to Title I of ERISA, including profit sharing plans, pension plans and other arrangements that provide retirement income;

•
“plans” as defined in Section 4975(e)(1) of the Code that are subject to Section 4975 of the Code, including individual retirement accounts and annuities and Keogh plans; and

•
entities that are deemed to hold the plan assets of either of the foregoing by virtue of such employee benefit plans’ or plans’ investment in such entities, including collective investment funds and insurance company general or separate accounts.

A fiduciary of an investing plan is any Person who in connection with the assets of the plan:
•
has discretionary authority or control over the management or disposition of assets; or

•
provides investment advice for a fee.

Governmental plans, and certain church plans, referred to in this prospectus as non-ERISA plans, and the fiduciaries of those plans, are not subject to ERISA or to Section 4975 of the Code. Accordingly, assets of non-ERISA plans may be invested in the Bonds without regard to the ERISA considerations described below, subject to certain conditions set forth below. Investors acting on behalf of, or using assets of, such non-ERISA plans should consider other provisions of federal and state law that may apply to such non-ERISA plans, including, for example, any such governmental or church plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code is subject to the prohibited transaction rules in Section 503 of the Code. In addition, non-ERISA plans may be subject to laws that are similar to the fiduciary responsibility provisions of Title I of ERISA or the prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code, referred to in this prospectus as Similar Law.
ERISA imposes certain general fiduciary requirements on fiduciaries, including:
•
investment prudence and diversification; and

•
the investment of the assets of the plan in accordance with the documents governing the plan.

Section 406 of ERISA and Section 4975 of the Code also prohibit a broad range of transactions involving the assets of a plan and Persons who have certain specified relationships to the plan, referred to as “parties in interest” as defined under ERISA or “disqualified persons” as defined under Section 4975 of the Code, unless a statutory or administrative exemption is available. The types of transactions that are prohibited include:
•
sales, exchanges or leases of property;

•
loans or other extensions of credit; and

•
the furnishing of goods or services.

Certain Persons that participate in a prohibited transaction may be subject to an excise tax under Section 4975 of the Code or a penalty imposed under Section 502(i) of ERISA, unless a statutory or administrative exemption is available. In addition, the Persons involved in the prohibited transaction may have to cancel the transaction and pay an amount to the plan for any losses realized by the plan or profits realized by these Persons. In addition, individual retirement accounts involved in the prohibited transaction may be disqualified that would result in adverse tax consequences to the owner of the account.
Regulation of Assets Included in a Plan
A fiduciary’s investment of the assets of a plan in the Bonds may cause the Issuing Entity’s assets to be deemed assets of the plan. The United States Department of Labor has issued regulations at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (collectively, referred to in this prospectus as the Plan Asset Regulations) concerning what constitutes the assets of a plan for purposes of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and the prohibited transaction provisions of Section 4975 of the Code. Under the Plan Asset Regulations, generally when a plan acquires an “equity interest” in an entity (such as the Issuing Entity) that is neither a “publicly offered security” (within the meaning of the Plan Asset Regulations) nor a security issued by an investment company registered under the 1940 Act, the plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that an exception set forth in the Plan Asset Regulations is applicable. There are two exceptions relevant here, which provide that a plan’s assets generally will not include the underlying assets of the entity if less than 25% of the total value of each class of equity interests in the entity is held by “benefit plan investors” or the entity is an “operating company” (as each of those terms is defined in the Plan Asset Regulations). Under the Plan Asset Regulations, a “benefit plan investor” includes any “plan” as defined above. An equity interest is defined in the Plan Asset Regulations as an interest in an entity other than an instrument that is treated as indebtedness under applicable local law and that has no substantial equity features. Although there is no authority directly on point, it is anticipated that the Bonds will be treated as indebtedness under local law without any substantial equity features for purposes of the Plan Asset Regulations.
If the Bonds were deemed to be equity interests in the Issuing Entity and none of the exceptions contained in the Plan Asset Regulations were applicable, then the Issuing Entity’s assets would be considered to be assets of any benefit plan investors that purchase the Bonds. The extent to which the Bonds are owned by benefit plan investors will not be monitored. If the Issuing Entity’s assets were deemed to constitute “plan assets” pursuant to the Plan Asset Regulations, transactions the Issuing Entity might enter into, or may have entered into in the ordinary course of business, might constitute non-exempt prohibited transactions under ERISA or Section 4975 of the Code and/or applicable Similar Law.
In addition, and without regard to whether the Bonds are characterized as equity interests in the Issuing Entity for purposes of the Plan Asset Regulations, the acquisition, holding or disposition of the Bonds by or on behalf of, or using assets of, a plan could give rise to a prohibited transaction if the Issuing Entity or the Indenture Trustee, Consumers Energy, any other Servicer, CMS Energy, any underwriter or certain of their affiliates has, or acquires, a relationship to an investing plan. Each purchaser of the Bonds by, on behalf of, or using assets of, a plan will be deemed to have represented and warranted that its purchase, holding or disposition of the Bonds will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code and/or applicable Similar Law.
Before purchasing any Bonds by, on behalf of, or using assets of, a plan, you should consider, and consult with counsel as to, whether the purchase, holding and disposition of Bonds might result in prohibited transactions under ERISA or Section 4975 of the Code and/or applicable Similar Law and, if so, whether any prohibited transaction exemptions might apply to the purchase, holding and disposition of the Bonds.
Prohibited Transaction Exemptions
If you are a fiduciary of a plan or any Person proposing to acquire any Bonds by, on behalf of, or using assets of, a plan, you should consider the availability of one or more of the Department of Labor’s prohibited transaction class exemptions, referred to in this prospectus as PTCEs, or one or more of the statutory exemptions provided by ERISA or Section 4975 of the Code, which include:
•
PTCE 75-1, which exempts certain transactions between a plan and certain broker-dealers, reporting dealers and banks;

•
PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a “qualified professional asset manager”;

•
PTCE 90-1, which exempts certain transactions between insurance company separate accounts and parties in interest;

•
PTCE 91-38, which exempts certain transactions between bank collective investment funds and parties in interest;

•
PTCE 95-60, which exempts certain transactions between insurance company general accounts and parties in interest;

•
PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an “in-house asset manager”; and

•
the statutory service provider exemption provided by Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, which exempts certain transactions between plans and parties in interest that are not fiduciaries or any of their affiliates with respect to the transaction.

The Issuing Entity cannot provide any assurance that any of these class exemptions or statutory exemptions described above or any other administrative, statutory or individual prohibited transaction exemption will apply with respect to any particular investment in the Bonds by, on behalf of, or using assets of, a plan or, even if it were deemed to apply, that any exemption would apply to all transactions that may occur in connection with the investment. In particular, it should be noted that, Bonds may not be purchased with assets of any plan if the Issuing Entity or the Indenture Trustee, Consumers Energy, any other Servicer, CMS Energy, any underwriter or any of their affiliates:
•
has investment discretion over the assets of the plan used to purchase the Bonds;

•
has authority or responsibility to give, or regularly gives, investment advice regarding the assets of the plan used to purchase the Bonds, for a fee and under an agreement or understanding that the advice will serve as a primary basis for investment decisions for the assets of the plan, and will be based on the particular investment needs of the plan; or

•
is an employer maintaining or contributing to the plan,

unless one or more applicable prohibited transaction exemptions are available to cover such purchase, holding and disposition of any Bonds or the transaction is not otherwise prohibited.
Consultation with Counsel
The sale of the Bonds to a plan or a non-ERISA plan subject to Similar Law will not constitute a representation by the Issuing Entity or the Indenture Trustee, Consumers Energy, any other Servicer, CMS Energy, any underwriter or any of their affiliates that such an investment meets all relevant legal requirements relating to investments by such plans or non-ERISA plans generally or by any particular plan or non-ERISA plan, or that such an investment is appropriate for such plans or non-ERISA plans generally or for a particular plan or non-ERISA plan.
If you are a fiduciary or any other Person that proposes to purchase the Bonds on behalf of or with assets of a plan or a non-ERISA plan subject to Similar Law, you should consider your general fiduciary obligations under ERISA or the Code or the application of Similar Law and you should consult with your legal counsel as to the potential applicability of ERISA, the Code or Similar Law to any investment and, in the case of a plan, the availability of any prohibited transaction exemption in connection with any investment.
Deemed Representation
Based on the foregoing, by its acquisition and holding of a Bond, each purchaser of the Bonds will be deemed to represent and warrant that either:
•
it is not and is not acting on behalf of, or using assets of, a plan or a non-ERISA plan subject to Similar Law; or

•
the purchase, holding and disposition of such Bond by such purchaser will not constitute or result in a non-exempt prohibited transaction under ERISA or the Code or, in the case of a non-ERISA plan subject to Similar Law, will not constitute or result in a violation of Similar Law.

HOW A BANKRUPTCY MAY AFFECT YOUR INVESTMENT
Challenge to True Sale Treatment
Consumers Energy will represent and warrant that the transfer of the Securitization Property in accordance with the Sale Agreement constitutes a true and valid sale and assignment of the Securitization Property by Consumers Energy to the Issuing Entity. It will be a condition to the issuance of the Bonds that Consumers Energy will take the appropriate actions under the Statute to perfect this sale. The Statute provides that a transfer of Securitization Property by an electric utility to an assignee that the parties have in the governing documentation expressly stated to be a sale or other absolute transfer, in a transaction approved in a financing order, signifies that the transaction is a true sale and is not a secured transaction and that title, legal and equitable, has passed to the entity to which the Securitization Property is transferred. The Issuing Entity and Consumers Energy will each treat such a transaction as a sale under applicable law. However, the Issuing Entity expects that Bonds will be reflected as debt on Consumers Energy’s consolidated financial statements; provided, that appropriate notation will be made on any such consolidated financial statements to indicate the separateness of Consumers Energy from the Issuing Entity and to indicate that the Issuing Entity’s assets and credit are not available to satisfy the debts and other obligations of Consumers Energy or any other entity, and that the Issuing Entity’s assets and liabilities will also be listed on the Issuing Entity’s own separate balance sheet. In addition, the Issuing Entity anticipates that the Bonds will be treated as debt of Consumers Energy for U.S. federal income tax purposes. Please read “Material United States Federal Income Tax Consequences” in this prospectus.
In the event of a bankruptcy of a party to the Sale Agreement, if a party in interest in the bankruptcy were to take the position that the sale of the Securitization Property to the Issuing Entity pursuant to that Sale Agreement was a financing transaction and not a true sale under applicable creditors’ rights principles, there can be no assurance that a court would not adopt such a position. Even if a court did not ultimately recharacterize the transaction as a financing transaction, the mere commencement of a bankruptcy of Consumers Energy and the attendant possible uncertainty surrounding the treatment of the sale of the Securitization Property could result in delays in payments on the Bonds and adversely affect the value of the Bonds.
In that regard, we note that the bankruptcy court in In re LTV Steel Company, Inc., 274 B.R. 278 (Bankr. N. D. Oh. 2001), issued an interim order that observed that a debtor, LTV Steel Company, Inc., which had previously entered into securitization arrangements with respect both to its inventory and its accounts receivable, may have “at least some equitable interest in the inventory and receivables, and that this interest is property of the Debtor’s estate . . . sufficient to support the entry of” an interim order permitting the debtor to use proceeds of the property sold in the securitization. 274 B.R. at 285. The court based its decision in large part on its view of the equities of the case.
LTV Steel Company, Inc. and the securitization investors subsequently settled their dispute over the terms of the interim order, and the bankruptcy court entered a final order in which the parties admitted and the court found that the prepetition transactions constituted true sales. The court did not otherwise overrule its earlier ruling. The LTV Steel Company, Inc. memorandum opinion serves as an example of the pervasive equity powers of bankruptcy courts and the importance that such courts may ascribe to the goal of reorganization, particularly where assets sold are integral to the ongoing operations of the debtor’s business.
Even if creditors did not challenge the sale of the Securitization Property as a true sale, a bankruptcy filing by Consumers Energy could trigger a bankruptcy filing by the Issuing Entity with similar negative consequences for Holders. In the bankruptcy case, In re General Growth Properties, Inc., General Growth Properties, Inc. filed for bankruptcy together with many of its direct and indirect subsidiaries, including many subsidiaries that were organized as special purpose vehicles. The bankruptcy court upheld the validity of the filings of these special purpose subsidiaries and allowed the subsidiaries, over the objections of their creditors, to use the lenders’ cash collateral to make loans to the parent for general corporate purposes. The creditors received adequate protection in the form of current interest payments and replacement liens to mitigate any diminution in value resulting from the use of the cash collateral, but the opinion serves as a reminder that bankruptcy courts may subordinate legal rights of creditors to the interests of helping debtors reorganize.

The Issuing Entity and Consumers Energy have attempted to mitigate the impact of a possible recharacterization of a sale of Securitization Property as a financing transaction under applicable creditors’ rights principles. The Sale Agreement will provide that if the sale of the Securitization Property is recharacterized by a court as a financing transaction and not a true sale, the transfer by Consumers Energy will be deemed to have granted to the Issuing Entity on behalf of the Issuing Entity and on behalf of the Indenture Trustee a first priority security interest in all of Consumers Energy’s right, title and interest in, to and under the Securitization Property and all proceeds thereof. In addition, the Sale Agreement will require the filing of a financing statement describing the Securitization Property and the proceeds thereof as collateral in accordance with the Statute. As a result of the filing of a financing statement, the Issuing Entity would, in the event of a recharacterization, be a secured creditor of Consumers Energy entitled to recover against the Collateral or its value. This does not, however, eliminate the risk of payment delays or reductions and other adverse effects caused by a bankruptcy of Consumers Energy or its affiliates, as discussed under “Risk Factors — Risks Associated with Potential Bankruptcy Proceedings” in this prospectus. Further, if, for any reason, a proper financing statement is not filed under the Statute or the Issuing Entity fails to otherwise perfect its interest in the Securitization Property, and the transfer is thereafter deemed not to constitute a true sale, the Issuing Entity would be an unsecured creditor of Consumers Energy.
The Statute provides that Securitization Property shall constitute an account as that term is defined under the Michigan UCC. The Statute further provides that, notwithstanding the provisions of the Michigan UCC, the law of the State of Michigan shall govern the perfection and the effect of perfection and priority of any security interest in the Securitization Property, and that the Statute shall control in any conflict between the Statute and any other law of the State of Michigan regarding the attachment and perfection and the effect of perfection and priority of any security interest in Securitization Property. In addition, under the Statute, a valid and enforceable lien and security interest in Securitization Property may be created only by a financing order and the execution and delivery of a security agreement with a Financing Party in connection with the issuance of the Bonds. The Statute provides that the lien and security interest shall attach automatically from the time that value is received for the Bonds and shall be a continuously perfected lien and security interest in the Securitization Property, and all proceeds of the property, whether accrued or not, shall have priority in the order of filing when a financing statement has been filed with respect to the security interest in accordance with the Michigan UCC and take precedence over any subsequent judicial and other lien creditor. The Statute further provides that, in addition to the rights and remedies provided by the Statute, all rights and remedies with respect to a security interest provided by the Michigan UCC shall apply to the Securitization Property. The Statute provides that the transfer of an interest in Securitization Property to an assignee shall be perfected against all third parties, including subsequent judicial and other lien creditors, when a financing statement has been filed with respect to the transfer in accordance with the Michigan UCC. The Statute provides that the priority of a lien and security interest under the Statute is not impaired by any later modification of the Financing Order or by the commingling of funds arising from Securitization Charges with other funds, and any other security interest that may apply to those funds shall be terminated when they are transferred to a segregated account for the assignee or a Financing Party. In addition, the Statute provides that if Securitization Property has been transferred to an assignee, any proceeds of that property shall be held in trust for the assignee. None of this, however, mitigates the risk of payment delays and other adverse effects caused by a Consumers Energy bankruptcy. Further, if, for any reason, a properly filed financing statement related to the Securitization Property is not filed with the Michigan Department of State or the Issuing Entity fails to otherwise perfect its interest in the Securitization Property sold pursuant to the Sale Agreement, and the transfer is thereafter deemed not to constitute a true sale, the Issuing Entity would be an unsecured creditor of Consumers Energy.
Consolidation of the Issuing Entity and Consumers Energy
If Consumers Energy were to become a debtor in a bankruptcy case, a party in interest might attempt to substantively consolidate the assets and liabilities of the Issuing Entity with those of Consumers Energy. The Issuing Entity and Consumers Energy have taken steps to attempt to minimize this risk. Please read “Description of the Issuing Entity” in this prospectus. However, no assurance can be given that if Consumers Energy were to become a debtor in a bankruptcy case, a court would not substantively consolidate the assets and liabilities of the Issuing Entity with those of Consumers Energy. Substantive consolidation would result in payment of the claims of the beneficial owners of the Bonds to be subject to substantial delay and to adjustment in timing and amount under a plan of reorganization in the bankruptcy case.

Status of Securitization Property as Present Property
Consumers Energy will represent in the Sale Agreement, and the Statute provides, that the Securitization Property sold pursuant to such Sale Agreement constitutes a present property right on the date that it is first transferred to the Issuing Entity in connection with the issuance of the Bonds. Nevertheless, no assurance can be given that, in the event of a bankruptcy of Consumers Energy, a court would not rule that the applicable Securitization Property comes into existence only as Customers use electricity.
If a court were to accept the argument that the applicable Securitization Property comes into existence only as Customers use electricity, no assurance can be given that a security interest in favor of the Holders would attach to the Securitization Charges in respect of electricity consumed after the commencement of the bankruptcy case or that the Securitization Property relating to such Securitization Charges has been sold to the Issuing Entity. If it were determined that such Securitization Property had not been sold to the Issuing Entity, then the Issuing Entity would have an unsecured claim against Consumers Energy and the security interest in favor of the Holders did not attach to the Securitization Charges in respect of electricity consumed after the commencement of the bankruptcy case. In addition, whether or not a court determined that the applicable Securitization Property had been sold to the Issuing Entity pursuant to a Sale Agreement, no assurances can be given that a court would not rule that any Securitization Charges relating to electricity consumed after the commencement of the bankruptcy could not be transferred to the Issuing Entity or the Indenture Trustee and/or that the security interest in favor of the Holders did not attach to such Securitization Charges. In either case, there would be delays and/or reductions in payments on the Bonds.
In addition, in the event of a bankruptcy of Consumers Energy, a party in interest in the bankruptcy could assert that the Issuing Entity should pay, or that the Issuing Entity should be charged for, a portion of Consumers Energy’s costs associated with the distribution of the electricity, usage of which gave rise to the Securitization Charge receipts used to make payments on the Bonds.
Regardless of whether Consumers Energy is the debtor in a bankruptcy case, if a court were to accept the argument that Securitization Property sold pursuant to the Sale Agreement comes into existence only as Customers use electricity, a tax or government lien or other nonconsensual lien on property of Consumers Energy arising before that Securitization Property came into existence could have priority over the Issuing Entity’s interest in that Securitization Property. Adjustments to the Securitization Charges may be available to mitigate this exposure, although there may be delays in implementing these adjustments.
Estimation of Claims; Challenges to Indemnity Claims
If Consumers Energy were to become a debtor in a bankruptcy case, to the extent the Issuing Entity does not have secured claims as discussed above, claims, including indemnity claims, by the Issuing Entity or the Indenture Trustee against Consumers Energy, as Seller, under the Sale Agreement and the other documents executed in connection therewith would be unsecured claims and would be subject to being discharged in the bankruptcy case. In addition, a party in interest in the bankruptcy may request that the bankruptcy court estimate any contingent claims that the Issuing Entity or the Indenture Trustee have against Consumers Energy. That party may then take the position that these claims should be estimated at zero or at a low amount because the contingency giving rise to these claims is unlikely to occur. If a court were to hold that the indemnity provisions were unenforceable, the Issuing Entity or the Indenture Trustee, as applicable, would be left with a claim for actual damages against Consumers Energy based on breach of contract principles. The actual amount of these damages would be subject to estimation and/or calculation by the court.
No assurances can be given as to the result of any of the above-described actions or claims. Furthermore, no assurance can be given as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving Consumers Energy.
Enforcement of Rights by the Indenture Trustee
Upon an Event of Default under the Indenture, the Indenture Trustee may seek to enforce the security interest in the Securitization Property sold pursuant to the Sale Agreement in accordance with the terms of the Indenture. In this capacity, the Indenture Trustee is permitted to request a court of competent jurisdiction to order sequestration and payment to the Holders of all revenues arising from the Securitization Property. There can be no assurance, however, that a court would issue this order after a bankruptcy filing by Consumers Energy or the Issuing Entity given the automatic stay provisions of Section 362 of the Bankruptcy Code. In that event, the Indenture Trustee may under the Indenture seek an order from the bankruptcy court lifting the automatic stay in order to allow a court to enter the sequestration and payment order. There can be no assurance that the bankruptcy court would lift the stay and/or the court would issue the sequestration and payment order.
Bankruptcy of the Servicer
The Servicer is entitled to commingle the Securitization Charges that it receives with its own funds until each date on which the Servicer is required to remit funds to the Indenture Trustee as specified in the Servicing Agreement (that is, no later than the second Servicer Business Day of receipt). The Statute provides that the priority of a lien and security interest created under the Statute is not impaired by the commingling of funds arising from Securitization Charges with other funds. In the event of a bankruptcy of the Servicer, a party in interest in the bankruptcy might assert, and a court might rule, that the Securitization Charges commingled by the Servicer with its own funds and held by the Servicer, prior to and as of the date of bankruptcy were property of the Servicer as of that date, and are therefore property of the Servicer’s bankruptcy estate, rather than property of the Issuing Entity. If the court so rules, then the court would likely rule that the Indenture Trustee has only a general unsecured claim against the Servicer for the amount of commingled Securitization Charges held as of that date and could not recover the commingled Securitization Charges held as of the date of the bankruptcy.
Even if the court were to rule on the ownership of the commingled Securitization Charges in favor of the Issuing Entity, the automatic stay arising upon the Servicer’s bankruptcy could delay the Indenture Trustee from receiving the commingled Securitization Charges held by the Servicer as of the date of the bankruptcy until the court grants relief from the stay. A court ruling on any request for relief from the stay could be delayed pending the court’s resolution of whether the commingled Securitization Charges are the Issuing Entity’s property or are property of the Servicer, including resolution of any tracing of proceeds issues.
The Servicing Agreement will provide that the Indenture Trustee, as assignee of the Issuing Entity, together with the other Persons specified therein, may appoint a successor Servicer that satisfies the Rating Agency Condition. The Servicing Agreement will also provide that the Indenture Trustee, together with the other Persons specified therein, may petition the MPSC or a court of competent jurisdiction to appoint a successor Servicer that meets this criterion. However, the automatic stay in effect during a Servicer bankruptcy might delay or prevent a successor Servicer’s replacement of the Servicer. Even if a successor Servicer may be appointed and may replace the Servicer, a successor Servicer may be difficult to obtain and may not be capable of performing all of the duties that Consumers Energy as Servicer was capable of performing. Furthermore, should the Servicer enter into bankruptcy, it may be permitted to stop acting as Servicer.

USE OF PROCEEDS
The net proceeds of this offering are estimated to be approximately $      , after deducting underwriting discounts and commissions and initial Qualified Costs. The Issuing Entity will use the net proceeds from the sale of the Bonds to purchase the Securitization Property from the Seller. Consumers Energy, the Seller, will apply the proceeds of the sale of the Securitization Property in accordance with the Financing Order, as required by the Statute. The Financing Order approves proceeds to be applied for the following uses:
•
to pay initial Qualified Costs incurred in connection with the issuance of the Bonds;

•
to reimburse Consumers Energy for Qualified Costs, all of which shall have been incurred at the time of issuance of the Bonds; and

•
to refinance or retire a portion of debt or equity of Consumers Energy in accordance with the Statute.

PLAN OF DISTRIBUTION
Subject to the terms and conditions in the Underwriting Agreement among the Issuing Entity, Consumers Energy and the underwriters, for whom Citigroup Global Markets Inc. is acting as representative, the Issuing Entity has agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the Bonds listed opposite each underwriter’s name below:
Underwriter	Tranche A-1		Tranche A-2
Citigroup Global Markets Inc.	$		$
Total:		$250,000,000		$396,000,000
Under the terms of the Underwriting Agreement, the underwriters are obligated to take and pay for all of the Bonds offered through this prospectus, if any are taken. If an underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the Underwriting Agreement may be terminated.
The Underwriters’ Sales Price for the Bonds
The Bonds sold by the underwriters to the public will be initially offered at the prices to the public set forth on the cover of this prospectus. The underwriters propose initially to offer the Bonds to dealers at such prices, less a selling concession not to exceed the percentage listed below for each tranche. The underwriters may allow, and dealers may reallow, a discount not to exceed the percentage listed below for each tranche.
	Selling Concession	Reallowance Discount
Tranche A-1	%	%
Tranche A-2	%	%
After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.
No Assurance as to Resale Price or Resale Liquidity for the Bonds
The Bonds are a new issue of securities with no established trading market. They will not be listed on any securities exchange. The underwriters have advised the Issuing Entity that they intend to make a market in the Bonds, but they are not obligated to do so and may discontinue market making at any time without notice. The Issuing Entity cannot assure you that a liquid trading market will develop for the Bonds.
Various Types of Underwriter Transactions That May Affect the Price of the Bonds
The underwriters may engage in overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the Bonds in accordance with Regulation M under the Exchange Act. Overallotment transactions involve syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions are bids to purchase the Bonds, which are permitted, so long as the stabilizing bids do not exceed a specific maximum price. Syndicate covering transactions involve purchases of the Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Bonds originally sold by the syndicate member are purchased in a syndicate covering transaction. These overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the Bonds to be higher than they would otherwise be. None of the Issuing Entity, Consumers Energy, the Indenture Trustee, the Issuing Entity’s Managers or any of the underwriters represents that the underwriters will engage in any of these transactions or that these transactions, if commenced, will not be discontinued without notice at any time.
The underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to Consumers Energy and its affiliates for which they have in the past received, and in the future may receive, customary fees. In addition, each underwriter may from time to time take positions in the Bonds. Citigroup Global Markets Inc., as structuring agent, has rendered certain structuring services to the Issuing Entity for which it was compensated. See “Affiliations and Certain Relationships and Related Transactions” in this prospectus. In accordance with FINRA Rule 5110, these amounts and the reimbursement of the structuring agent’s expenses are deemed underwriting compensation in connection with the offering.
The Issuing Entity estimates that the total expenses of this offering will be $        . The Issuing Entity and Consumers Energy have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the Bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters, including the validity of the Bonds and other conditions contained in the Underwriting Agreement, such as receipt of ratings confirmations, officer’s certificates and legal opinions.
The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject offers in whole or in part.
The Issuing Entity expects to deliver the Bonds against payment for the Bonds on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the        Business Day following the date of pricing of the Bonds. Since trades in the secondary market generally settle in two Business Days, purchasers who wish to trade Bonds prior to the second Business Day prior to settlement will be required, by virtue of the fact that the Bonds initially will settle in T+   , to specify alternative settlement arrangements to prevent a failed settlement.

AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
The Issuing Entity is a wholly-owned subsidiary of Consumers Energy. Consumers Energy is a wholly-owned subsidiary of CMS Energy.
One of the underwriters, Citigroup Global Markets Inc., also served as structuring agent to Consumers Energy in connection with the structuring of the Bonds and will be reimbursed its expenses for such services. In addition, an affiliate of Citigroup Global Markets Inc. is a lender under one of Consumers Energy’s credit facilities.
The Bank of New York Mellon is the indenture trustee in connection with the Series 2014A Securitization Bonds issued by Consumers 2014 Securitization Funding LLC, which is a wholly-owned subsidiary of Consumers Energy. The Bank of New York Mellon is also the trustee under Consumers Energy’s indenture dated as of September 1, 1945 pursuant to which Consumers Energy has issued first mortgage bonds.
The underwriters, the Indenture Trustee and their respective affiliates are party to lending, banking and other financial services arrangements with certain affiliates of Consumers Energy, including CMS Energy.

RATING INFORMATION
The Issuing Entity expects that the Bonds will be rated by two NRSROs, referred to in this prospectus as the Rating Agencies. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning Rating Agency. Each rating should be evaluated independently of any other rating. No Person is obligated to maintain the rating on any Bonds and, accordingly, the Issuing Entity can give no assurance that the ratings assigned to any tranche of Bonds upon initial issuance will not be lowered or withdrawn by a Rating Agency at any time thereafter. If a rating on any tranche of Bonds is lowered or withdrawn, the liquidity of such tranche of Bonds may be adversely affected. In general, ratings address credit risk and do not represent any assessment of any particular rate of principal payments on the Bonds other than the payment in full of the Bonds by the applicable Final Maturity Date, as well as the timely payment of interest.
Under Rule 17g-5 under the Exchange Act, any NRSRO providing the Servicer with the requisite certification will have access to all information posted on a website by the Servicer for the purpose of determining the initial rating and monitoring the rating after the issuance date in respect of the Bonds. As a result, a NRSRO other than the Rating Agencies may issue Unsolicited Ratings on the Bonds, which may be lower, and could be significantly lower, than the ratings assigned by the Rating Agencies. The Unsolicited Ratings may be issued prior to, or after, the issuance date in respect of the Bonds. Issuance of any Unsolicited Rating will not affect the issuance of the Bonds. Issuance of an Unsolicited Rating lower than the ratings assigned by the Rating Agencies on the Bonds might adversely affect the value of the Bonds and, for regulated entities, could affect the status of the Bonds as a legal investment or the capital treatment of the Bonds. Investors in the Bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a NRSRO other than the Rating Agencies that is lower than the rating of the Rating Agencies.
A portion of the fees paid by the Issuing Entity to any Rating Agency is contingent upon the issuance of the Bonds. In addition to the fees paid by the Issuing Entity to such Rating Agency or Rating Agencies at closing, the Issuing Entity will pay a fee to such Rating Agency or Rating Agencies for ongoing surveillance for so long as the Bonds are outstanding. However, no Rating Agency is under any obligation to continue to monitor or provide a rating on the Bonds.

WHERE YOU CAN FIND MORE INFORMATION
This prospectus is part of a registration statement the Issuing Entity and Consumers Energy have filed with the SEC relating to the Bonds. This prospectus describes the material terms of some of the documents that have been filed or will be filed as exhibits to the registration statement. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits. Information filed with the SEC can be inspected at the SEC’s Internet site located at http://www.sec.gov.
You may also obtain a copy of filings with the SEC at no cost from Consumers Energy and the Issuing Entity by accessing the website of Consumers Energy’s parent company, CMS Energy, at www.cmsenergy.com. The information contained on, or accessible from, CMS Energy’s website is not a part of, and is not incorporated in, the registration statement of which this prospectus forms a part. You may also obtain a copy of our filings with the SEC at no cost, by writing to or telephoning the Issuing Entity at the following address:
Consumers 2023 Securitization Funding LLC
One Energy Plaza
Jackson, Michigan 49201
(517) 788-0550
The Issuing Entity or Consumers Energy as Depositor will also file with the SEC all periodic reports the Issuing Entity or the Depositor are required to file under the Exchange Act and the rules, regulations or orders of the SEC thereunder; however, neither the Issuing Entity nor Consumers Energy as Depositor intends to file any such reports relating to the Bonds following completion of the reporting period required by Rule 15d-1 or Regulation 15D under the Exchange Act, unless required by law. Unless specifically stated in the report, the reports and any information included in the report will neither be examined nor reported on by an independent public accountant. For a more detailed description of the information to be included in these periodic reports, please read “Description of the Bonds — Website Disclosure” in this prospectus.

INCORPORATION BY REFERENCE
The SEC allows the Issuing Entity and Consumers Energy to “incorporate by reference” into this prospectus information the Issuing Entity and Consumers Energy file with the SEC. This means disclosure of important information may be made by referring you to the documents containing the information. The information incorporated by reference is considered to be part of this prospectus, unless such information is updated or superseded by the information that the Issuing Entity or Consumers Energy files subsequently that is incorporated by reference into this prospectus.
To the extent that the Issuing Entity is required by law to file such reports and information with the SEC under the Exchange Act, the Issuing Entity will file annual and current reports and other information with the SEC. The Issuing Entity is incorporating by reference any future filings it or the Sponsor, but solely in its capacity as the Sponsor, makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering, excluding any information that is furnished to and not filed with the SEC. These reports will be filed under the Issuing Entity’s name. Under the Indenture, the Issuing Entity may voluntarily suspend or terminate the filing obligations as issuing entity (under the SEC rules) with the SEC, to the extent permitted by applicable law.
The Issuing Entity is incorporating into this prospectus any future distribution report on Form 10-D, current report on Form 8-K or any amendment to any such report that the Issuing Entity or Consumers Energy, solely in its capacity as Depositor, make with the SEC until the offering of the Bonds is completed. These reports will be filed under the Issuing Entity’s name. In addition, these reports will be posted on the website of Consumers Energy’s parent company, CMS Energy, at www.cmsenergy.com. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any separately filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

INVESTMENT COMPANY ACT OF 1940 AND VOLCKER RULE MATTERS
The Issuing Entity will be relying on an exclusion or exemption from the definition of “investment company” under the 1940 Act contained in Rule 3a-7 promulgated under the 1940 Act, although there may be additional exclusions or exemptions available to the Issuing Entity. As a result of such exclusion, the Issuing Entity will not be subject to regulation as an “investment company” under the 1940 Act.
In addition, the Issuing Entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act, federal law prohibits a “banking entity” — which is broadly defined to include banks, bank holding companies and affiliates thereof — from engaging in proprietary trading or holding ownership interests in certain private funds. The definition of “covered fund” in the regulations adopted to implement the Volcker Rule includes (generally) any entity that would be an investment company under the 1940 Act but for the exemption provided under Section 3(c)(1) or 3(c)(7) thereunder. Because the Issuing Entity will rely on Rule 3a-7 promulgated under the 1940 Act, it will not be considered a “covered fund” within the meaning of the Volcker Rule regulations.

RISK RETENTION
This offering of Bonds is a public utility securitization exempt from the risk retention requirements imposed by Section 15G of the Exchange Act due to the exemption provided in Rule 19(b)(8) of Regulation RR.
For information regarding the requirements of the EU Securitization Regulation as to risk retention and other matters, please read “Risk Factors — Other Risks Associated with the Purchase of the Bonds — Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the Bonds” in this prospectus.

LEGAL PROCEEDINGS
From time to time, the Issuing Entity and Consumers Energy may be subject to various legal proceedings and claims that arise in the course of their business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this prospectus, the Issuing Entity and Consumers Energy do not believe they or the Indenture Trustee are party to any claim or litigation, the outcome of which, if determined adversely to the Issuing Entity, Consumers Energy or the Indenture Trustee, would individually or in the aggregate be reasonably expected to be material to Holders. Regardless of the outcome, litigation can have an adverse impact on the Issuing Entity and Consumers Energy because of defense and settlement costs, diversion of management resources and other factors.

LEGAL MATTERS
Certain legal matters relating to the Bonds, including certain U.S. federal income tax matters, will be passed on by Pillsbury Winthrop Shaw Pittman LLP, New York, New York, counsel to Consumers Energy and the Issuing Entity. Certain other legal matters relating to the Bonds will be passed on by Miller Canfield Paddock and Stone, P.L.C., Detroit, Michigan, Michigan counsel to Consumers Energy and the Issuing Entity, by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to the Issuing Entity, and by Hunton Andrews Kurth LLP, New York, New York, counsel to the underwriters. Pillsbury Winthrop Shaw Pittman LLP has acted and is expected to act as counsel to the underwriters of other securities issued by Consumers Energy and CMS Energy from time to time. Hunton Andrews Kurth LLP has acted and may in the future act as counsel to Consumers Energy on unrelated matters.

GLOSSARY
As used in this prospectus the terms below have the following meanings:
“1940 Act” means the Investment Company Act of 1940, as amended.
“Administration Agreement” means the administration agreement to be entered into between Consumers Energy and the Issuing Entity, as the same may be amended and supplemented from time to time.
“Administrator” means Consumers Energy, as Administrator under the Administration Agreement, or any successor Administrator to the extent permitted under the Administration Agreement.
“Affiliate Wheeling” means a person’s use of direct access service where an electric utility delivers electricity generated at a person’s industrial site to that person or that person’s affiliate at a location, or general aggregated locations, within the State of Michigan that was either one of the following:
•
for at least 90 days during the period from January 1, 1996 to October 1, 1999, supplied by Self-Service Power, but only to the extent of the capacity reserved or load served by Self-Service Power during the period; or

•
capable of being supplied by a person’s cogeneration capacity within the State of Michigan that has had since January 1, 1996 a rated capacity of 15 megawatts or less, was placed in service before December 31, 1975 and has been in continuous service since that date.

The term affiliate for purposes of this definition means a person or entity that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with another specified entity, where control means, whether through an ownership, beneficial, contractual or equitable interest, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person or entity or the ownership of at least 7% of an entity either directly or indirectly.
“Application” means Consumers Energy’s application for a financing order filed with the MPSC pursuant to the Statute in MPSC Docket No. U-20889.
“Bankruptcy Code” means Title 11 of the United States Code, as amended from time to time.
“Basic Documents” means the Indenture, the Administration Agreement, the Sale Agreement and the Bill of Sale, the certificate of formation of the Issuing Entity, the LLC Agreement, the Servicing Agreement, the Series Supplement, the Intercreditor Agreement, the Letter of Representations, the Underwriting Agreement and all other documents and certificates delivered in connection therewith.
“Bill of Sale” means the bill of sale delivered pursuant to the Sale Agreement.
“Bonds” means, unless the context requires otherwise, the Senior Secured Securitization Bonds, Series 2023A offered pursuant to this prospectus.
“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in Detroit, Michigan, Jackson, Michigan or New York, New York are, or DTC or the corporate trust office of the Indenture Trustee is, authorized or obligated by law, regulation or executive order to be closed.
“Capital Subaccount” means the subaccount of the Collection Account that will be funded by Consumers Energy on or prior to the issuance of the Bonds through a capital contribution in an amount equal to 0.50% of the initial aggregate principal amount of the Bonds issued (the Required Capital Level).
“Clearing Agency” means an organization registered as a “clearing agency” pursuant to Section 17A of the Exchange Act.
“Clearstream” means Clearstream Banking, Luxembourg, S.A.
“CMS Energy” means CMS Energy Corporation, a Michigan corporation, which is Consumers Energy’s parent company.
“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all of the Issuing Entity’s right, title and interest (whether owned on the issuance date or thereafter acquired or arising) in and to the following property in which the Issuing Entity, as assignee of the Seller, will grant the Indenture Trustee a security interest:
•
the Securitization Property created under and pursuant to the Financing Order and the Statute, and transferred by the Seller to the Issuing Entity pursuant to the Sale Agreement (including, to the fullest extent permitted by law, the right to impose, collect and receive the Securitization Charges, the right to obtain True-Up Adjustments, and all revenue, collections, payments, money and proceeds arising out of the rights and interests created under the Financing Order);

•
all Securitization Charges related to the Securitization Property;

•
the Sale Agreement and the Bill of Sale executed in connection therewith and all property and interests in property transferred under the Sale Agreement and the Bill of Sale with respect to the Securitization Property and the Bonds;

•
the Servicing Agreement, the Administration Agreement, the Intercreditor Agreement and any subservicing, agency, administration or collection agreements executed in connection therewith, to the extent related to the foregoing Securitization Property and the Bonds;

•
the Collection Account (including all subaccounts thereof) and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto;

•
all rights to compel the Servicer to file for and obtain True-Up Adjustments to the Securitization Charges in accordance with the Statute and the Financing Order;

•
all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, whether such claims, demands, causes and choses in action constitute Securitization Property, accounts, general intangibles, instruments, contract rights, chattel paper or proceeds of such items or any other form of property;

•
all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing; and

•
all payments on or under and all proceeds in respect of any or all of the foregoing.

The Collateral does not include:
•
cash that has been released pursuant to the terms of the Indenture; or

•
amounts deposited with the Issuing Entity on the issuance date, for payment of costs of issuance with respect to the Bonds (together with any interest earnings thereon).

“Collection Account” means the segregated trust account (including each of the subaccounts contained therein) relating to the Bonds designated as the collection account and held pursuant to the Indenture.
“Consumers Energy” means Consumers Energy Company, a Michigan corporation, a wholly-owned subsidiary of CMS Energy.
“Covenant Defeasance Option” has the meaning specified under “Description of the Bonds — The Issuing Entity’s Legal and Covenant Defeasance Options” in this prospectus.
“Current ROA Customers” means customers taking ROA service from Consumers Energy as of December 17, 2020 to the extent that those ROA customers remain, without transition to bundled service, on Consumers Energy’s retail choice program.
“Customers” means all existing and future retail electric distribution customers of Consumers Energy or its successors, excluding customers:
•
to the extent they obtain or use Self-Service Power;

•
to the extent engaged in Affiliate Wheeling; and

•
who are Current ROA Customers.

“Depositor” means Consumers Energy in its capacity as depositor of the Bonds.
“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.
“DTC” means The Depository Trust Company.
“EEA Retail Investor” has the meaning specified under “Offering Restrictions in Certain Jurisdictions — Notice to Residents of the European Economic Area” in this prospectus.
“Eligible Institutions” has the meaning specified under “Security for the Bonds — Description of Indenture Accounts — Collection Account” in this prospectus.
“Eligible Investments” has the meaning specified under “Security for the Bonds — Description of Indenture Accounts — Eligible Investments for Funds in the Collection Account” in this prospectus.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“EU Securitization Regulation” means European legislation comprising Regulation (EU) 2017/2402, as amended.
“Euroclear” means Euroclear Bank SA/NV, as operator of the Euroclear System.
“European Securitization Rules” has the meaning specified under “Risk Factors — Other Risks Associated with the Purchase of the Bonds — Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the Bonds” in this prospectus.
“EUWA” means the European Union (Withdrawal) Act 2018, as amended.
“Event of Default” has the meaning specified under “Description of the Bonds — Events of Default; Rights Upon Event of Default” in this prospectus.
“Excess Funds Subaccount” means the subaccount of the Collection Account into which funds collected by the Servicer in excess of amounts necessary to make payments specified on a given Payment Date are allocated.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Final Maturity Date” means, with respect to each tranche of Bonds, the applicable final maturity date therefor as specified in the Series Supplement.
“Financing Order” means, unless the context indicates otherwise, the financing order issued by the MPSC to Consumers Energy on December 17, 2020, Case No. U-20889, authorizing the creation of the Securitization Property. Consumers Energy unconditionally accepted all conditions and limitations requested by such order in a letter dated January 7, 2021 from Consumers Energy to the MPSC.
“Financing Party” means a Holder, including trustees, collateral agents, and other persons acting for the benefit of the Holder.
“FSMA” means the Financial Services And Markets Act 2000, as amended.
“General Subaccount” means the subaccount of the Collection Account that will hold all funds held in the Collection Account that are not held in the other two subaccounts of the Collection Account.
“Governmental Authority” means any nation or government, any U.S. federal, state, local or other political subdivision thereof and any court, administrative agency or other instrumentality or entity exercising executive, legislative, judicial, regulatory or administrative functions of government.
“GWh” means gigawatt-hours.
“Hired NRSROs” means the NRSROs hired by the Sponsor.
“Holder” means a registered holder of the Bonds.

“Indemnified Person” means the Indenture Trustee and its officers, directors, employees and agents.
“Indenture” means the indenture, to be entered into between the Issuing Entity and The Bank of New York Mellon, as Indenture Trustee, as securities intermediary and as account bank, with respect to the issuance of the Bonds, as the same may be amended and supplemented from time to time.
“Indenture Trustee” means The Bank of New York Mellon.
“Indirect Participants” has the meaning specified under “Description of the Bonds — Bonds Will Be Issued in Book-Entry Form — The Function of DTC” in this prospectus.
“Initial Other Qualified Costs” means the initial other Qualified Costs in the amount of up to $10,600,000 approved in the Financing Order.
“Initial Servicer” means Consumers Energy in its capacity as initial Servicer.
“Intercreditor Agreement” means the intercreditor agreement to be entered into upon or prior to the issuance of the Bonds among the Issuing Entity, the Indenture Trustee, the Servicer, Consumers 2014 Securitization Funding LLC and the trustee for the Series 2014A Securitization Bonds, and any subsequent such agreement.
“IRS” means the Internal Revenue Service.
“Issuing Entity” means Consumers 2023 Securitization Funding LLC, a Delaware limited liability company.
“kWh” means kilowatt-hours.
“Legal Defeasance Option” has the meaning specified under “Description of the Bonds — The Issuing Entity’s Legal and Covenant Defeasance Options” in this prospectus.
“Letter of Representations” means any applicable agreement between the Issuing Entity and the applicable Clearing Agency, with respect to such Clearing Agency’s rights and obligations (in its capacity as a Clearing Agency) with respect to any Bond issued in book-entry form.
“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of Consumers 2023 Securitization Funding LLC, to be dated as of the issuance date.
“Manager” means each manager of the Issuing Entity under the LLC Agreement.
“Michigan UCC” means the Michigan Uniform Commercial Code codified in Public Act 174 of 1962, as amended; MCL 440.1101 et seq.
“Monthly Servicer’s Certificate” means a written report delivered by the Servicer to the Issuing Entity, the Indenture Trustee and the Rating Agencies not later than 15 days after the end of each month after the Bonds are issued.
“Moody’s” means Moody’s Investors Service, Inc. References to Moody’s are effective so long as Moody’s is a Rating Agency.
“MPSC” means the Michigan Public Service Commission.
“MPSC Regulations” means all regulations, rules, tariffs and laws applicable to public utilities or Bonds, as the case may be, and promulgated by, enforced by or otherwise within the jurisdiction of the MPSC.
“MWh” means megawatt-hours.
“Nonbypassable” means that the payment of the Securitization Charges must be paid by a retail electric distribution customer, regardless of the identity of the retail electric distribution customer’s electric generation supplier.
“Non-United States Holder” means a beneficial owner of a Bond that is neither a United States Holder nor a partnership (or other pass-through entity).

“NRSRO” means a nationally recognized statistical rating organization.
“Ongoing Other Qualified Costs” means the Qualified Costs arising from time to time from the issuance of the Bonds that will be payable from Securitization Charge collections on an ongoing basis over the transaction’s life, and includes, among other things, servicing fees, trustee fees, legal fees, administrative fees, rating agency and related fees (i.e. website provider fees), independent Manager fees, SEC reporting expenses, auditor expenses relating to the Bonds and other operating expenses incurred by, or on behalf of, the Issuing Entity; provided, however, that Ongoing Other Qualified Costs do not include the Issuing Entity’s costs of issuance of the Bonds and Consumers Energy’s costs of retiring existing debt and equity securities.
“Paying Agent” means, with respect to the Indenture, the Indenture Trustee and any other Person appointed as a paying agent for the Bonds pursuant to the Indenture.
“Payment Date” means the date or dates on which interest and principal are to be payable on any tranche of the Bonds.
“Person” means any individual, corporation, limited liability company, estate, partnership, joint venture, association, joint stock company, trust (including any beneficiary thereof), unincorporated organization or Governmental Authority.
“Plan Asset Regulations” means United States Department of Labor regulations at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA.
“Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.
“PTCE” means a prohibited transaction class exemption of the United States Department of Labor.
“Qualified Costs” means the qualified costs as defined in Section 10h(g) of the Statute allowed to be recovered by Consumers Energy under the Financing Order.
“Rating Agency” means any of Moody’s or S&P that provides a rating with respect to any tranche of the Bonds. If no such organization (or successor) is any longer in existence, Rating Agency shall be a NRSRO or other comparable Person designated by the Issuing Entity, notice of which designation shall be given to the Indenture Trustee and the Servicer.
“Rating Agency Condition” means, with respect to any action, at least ten Business Days’ prior written notification to each Rating Agency of such action, and written confirmation from each of S&P and Moody’s to the Issuing Entity and the Indenture Trustee in writing that such action will not result in a suspension, reduction or withdrawal of the then current rating by such Rating Agency of any tranche of the Bonds; provided, that, if within such ten Business Day period, any Rating Agency (other than S&P) has neither replied to such notification nor responded in a manner that indicates that such Rating Agency is reviewing and considering the notification, then:
•
the Issuing Entity shall be required to confirm that such Rating Agency has received the Rating Agency Condition request and, if it has, promptly request the related Rating Agency Condition confirmation; and

•
if the Rating Agency neither replies to such notification nor responds in a manner that indicates it is reviewing and considering the notification within five Business Days following such second request, the applicable Rating Agency Condition requirement shall not be deemed to apply to such Rating Agency.

For the purposes of this definition, any confirmation, request, acknowledgment or approval that is required to be in writing may be in the form of electronic mail or a press release (which may contain a general waiver of a Rating Agency’s right to review or consent).
“Record Date” means one Business Day immediately prior to the applicable Payment Date.
“Regulation AB” means the SEC’s Asset Backed Securities regulations under 17 CFR Part 229, Subpart 229.1100 et seq.
“Regulation RR” means the risk retention regulations in 17 C.F.R. Part 246 of the Exchange Act.

“Required Capital Level” means the amount of capital required to be funded in the Capital Subaccount, which will equal 0.50% of the initial aggregate principal amount of the Bonds issued.
“ROA” means retail open access.
“S&P” means S&P Global Ratings, a division of S&P Global Inc., or any successor thereto. References to S&P are effective so long as S&P is a Rating Agency.
“Sale Agreement” means the Securitization Property Purchase and Sale Agreement to be entered into between Consumers Energy, as Seller, and the Issuing Entity, and acknowledged and accepted by the Indenture Trustee, with respect to the sale of the Securitization Property to the Issuing Entity, as the same may be amended and supplemented from time to time.
“Scheduled Final Payment Date” means the date or dates when all interest and principal is scheduled to be paid with respect to a tranche of the Bonds in accordance with the expected amortization schedule.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Securitization Charges” means Nonbypassable amounts to be charged for the use or availability of electric services, approved by the MPSC under the Financing Order to fully recover Qualified Costs, that shall be collected by Consumers Energy, its successors, an assignee or other collection agents as provided in the Financing Order.
“Securitization Property” means the rights and interests of Consumers Energy, or its successor, under the Financing Order, including:
•
the right to impose, collect, and receive securitization charges in an amount necessary to allow for the full recovery of all Qualified Costs;

•
the right to obtain True-Up Adjustments of securitization charges under Section 10k(3) of the Statute; and

•
all revenue, collections, payments, money, and proceeds arising out of the rights and interests described under Section 10(j) of the Statute.

“Securitization Rate Classes” has the meaning specified under “The Statute and the Financing Order — Allocation of Payment Responsibility Among Customer Classes” in this prospectus.
“Self-Service Power” means:
•
electricity generated and consumed at an industrial site or contiguous industrial site or single commercial establishment or single residence without the use of an electric utility’s transmission and distribution system; or

•
electricity generated primarily by the use of by-product fuels, including waste water solids, which electricity is consumed as part of a contiguous facility, with the use of an electric utility’s transmission and distribution system, but only if the point or points of receipt of the power within the facility are not greater than three miles distant from the point of generation.

A site or facility with load existing on the effective date of the Statute that is divided by an inland body of water or by a public highway, road or street but that otherwise meets this definition meets the contiguous requirement of this definition regardless of whether self-service power was being generated on the effective date of the Statute. A commercial or industrial facility or single residence that meets the requirements of the first bullet point above or the second bullet point above meets this definition whether or not the generation facility is owned by an entity different from the owner of the commercial or industrial site or single residence.
“Seller” means Consumers Energy in its capacity as seller.
“Semi-Annual Servicer’s Certificate” means a written report delivered by the Servicer to the Issuing Entity, the Indenture Trustee and the Ratings Agencies, no later than five Servicer Business Days prior to each Payment Date or Special Payment Date.

“Series 2014A Securitization Bonds” means the Senior Secured Securitization Bonds, Series 2014A issued on July 22, 2014 by Consumers 2014 Securitization Funding LLC, which is a wholly-owned subsidiary of Consumers Energy, in the initial aggregate principal amount of $378,000,000.
“Series Supplement” means the indenture supplemental to the Indenture that authorizes the issuance of the Bonds.
“Servicer” means Consumers Energy, acting as the servicer, and any successor or assignee servicer, which will service the Securitization Property under the Servicing Agreement with the Issuing Entity.
“Servicer Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in Detroit, Michigan, Jackson, Michigan or New York, New York are authorized or obligated by law, regulation or executive order to be closed, on which the Servicer maintains normal office hours and conducts business.
“Servicer Default” has the meaning specified under “The Servicing Agreement — Servicer Defaults” in this prospectus.
“Servicing Agreement” means the Securitization Property Servicing Agreement to be entered into between the Issuing Entity and Consumers Energy, and acknowledged and accepted by the Indenture Trustee, pursuant to which Consumers Energy will act as Servicer of the Securitization Property, as the same may be amended and supplemented from time to time.
“Similar Law” means laws that are similar to the fiduciary responsibility provisions of Title I of ERISA or the prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code.
“Special Payment Date” means the date on which any payment of principal of or interest (including any interest accruing upon default) on, or any other amount in respect of, the Bonds that is not actually paid within five days of the Payment Date applicable thereto is to be made by the Indenture Trustee to the Holders.
“Sponsor” means Consumers Energy in its capacity as sponsor.
“State Pledge” means the pledge of the State of Michigan pursuant to the Statute whereby the State of Michigan has pledged, for the benefit and protection of the Financing Parties and Consumers Energy, that it will not take or permit any action that would impair the value of Securitization Property, reduce, or alter, except as allowed under the Statute (relating to True-Up Adjustments), or impair the Securitization Charges to be imposed, collected, and remitted to Financing Parties until the principal, interest and premium, if any, and any other charges incurred and contracts performed in connection with the Bonds have been paid and performed in full.
“Statute” means the laws of the State of Michigan adopted in June 2000 enacted as 2000 PA 142, which amended Public Act 3 of 1939, MCL 460.1 et seq.
“True-Up Adjustment” means a periodic adjustment to the Securitization Charges pursuant to the True-Up Mechanism.
“True-Up Mechanism” means the mechanism required by the Statute and authorized by the Financing Order whereby the Servicer will apply to the MPSC for adjustments to the Securitization Charges based on actual collected Securitization Charges and updated assumptions by the Servicer as to future collections of Securitization Charges.
“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, as in force on the issuance date, unless otherwise specifically provided.
“UCC” means the Uniform Commercial Code, as in effect in the relevant jurisdiction.
“UK Prospectus Regulation” means the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA.
“UK Securitization Regulation” means the Securitisation (Amendment) (EU Exit) Regulations 2019, and as further amended from time to time.

“UK Securitization Rules” has the meaning specified under “Risk Factors — Other Risks Associated with the Purchase of the Bonds — Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the Bonds” in this prospectus.
“Underwriting Agreement” means the Underwriting Agreement to be entered into among Consumers Energy, the representatives of the underwriters named therein and the Issuing Entity, with respect to the sale of the Bonds.
“United States Holder” has the meaning specified under “Material United States Federal Income Tax Consequences” in this prospectus.
“Unsolicited Ratings” means ratings on the Bonds issued by an NRSRO other than a Hired NRSRO.
“Volcker Rule” means the Volcker Rule under the Dodd-Frank Act.

$646,000,000 SENIOR SECURED SECURITIZATION BONDS, SERIES 2023A
CONSUMERS ENERGY COMPANY
Sponsor, Depositor and Initial Servicer
CONSUMERS 2023 SECURITIZATION FUNDING LLC
Issuing Entity
PROSPECTUS
Sole Book-Running Manager
Citigroup
Through and including            , 20   (the 90th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and when offering an unsold allotment or subscription.

PART II
Information Not Required in Prospectus
Item 12.   Other Expenses of Issuance and Distribution
The following table sets forth the various expenses expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.
Securities and Exchange Commission registration fee	$71,788
Printing and engraving expenses	100,000
Indenture Trustee fees and expenses	30,000
Legal fees and expenses	3,000,000
Accounting fees and expenses	150,000
Rating Agencies’ fees and expenses	875,000
Organizational costs	150,000
Miscellaneous fees and expenses	175,000
Total	$4,551,788
Item 13.   Indemnification of Directors and Officers
CONSUMERS 2023 SECURITIZATION FUNDING LLC
Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may and has the power to indemnify and hold harmless any member, manager, or other person from and against any and all claims and demands whatsoever. The LLC Agreement of the Issuing Entity provides that, if authorized in the specific case by a determination that indemnification is proper in the circumstances in accordance with the LLC Agreement of the Issuing Entity (unless ordered by a court or advanced pursuant to the LLC Agreement of the Issuing Entity), the Issuing Entity shall, to the fullest extent permitted by law, indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Issuing Entity) by reason of the fact that such Person is or was a manager, member, officer, controlling Person, legal representative or agent of the Issuing Entity, or is or was serving at the request of the Issuing Entity as a member, manager, director, officer, partner, shareholder, controlling Person, legal representative or agent of another limited liability company, partnership, corporation, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such Person in connection with such action, suit or proceeding if such Person acted in good faith and in a manner which such Person reasonably believed to be in or not opposed to the best interests of the Issuing Entity, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful; provided that such Person shall not be entitled to indemnification if such judgment, penalty, fine or other expense was directly caused by such Person’s fraud, gross negligence or willful misconduct. The LLC Agreement of the Issuing Entity provides that expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Issuing Entity as they are incurred and in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Person to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that such Person is not entitled to be indemnified by the Issuing Entity as authorized in the LLC Agreement.
CONSUMERS ENERGY COMPANY
Consumers Energy Company is incorporated under the Michigan Business Corporation Act.

(a)   Indemnification.
The following resolution was adopted by Consumers Energy Company’s board of directors on January 27, 2011:
RESOLVED: That, effective January 27, 2011, the Company shall indemnify to the full extent permitted by law every person (including the estate, heirs and legal representatives of such person in the event of the decease, incompetency, insolvency or bankruptcy of such person) who is or was a director, officer or employee of the Company, or is or was serving at the documented request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against all liability, costs, expenses, including attorneys’ fees, judgments, penalties, fines and amounts paid in settlement, incurred by or imposed upon the person in connection with or resulting from any claim or any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative, investigative or of whatever nature, arising from the person’s service or capacity as, or by reason of the fact that the person is or was, a director, officer or employee of the Company or is or was serving at the documented request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such right of indemnification shall not be deemed exclusive of any other rights to which the person may be entitled under statute, bylaw, agreement, vote of shareholders or otherwise.
Article V of Consumers Energy Company’s Restated Articles of Incorporation provides:
A director shall not be personally liable to the Company or its shareholders for monetary damages for breach of duty as a director except (i) for a breach of the director’s duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for a violation of Section 551(1) of the Michigan Business Corporation Act, and (iv) any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article V, and no modification to its provisions by law, shall apply to, or have any effect upon, the liability or alleged liability of any director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal or modification.
Article VI of Consumers Energy Company’s Restated Articles of Incorporation provides:
Each director and each officer of the Company shall be indemnified by the Company to the fullest extent permitted by law against expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the defense of any proceeding in which he or she was or is a party or is threatened to be made a party by reason of being or having been a director or an officer of the Company. Such right of indemnification is not exclusive of any other rights to which such director or officer may be entitled under any now or hereafter existing statute, any other provision of these Articles, bylaw, agreement, vote of shareholders or otherwise. If the Business Corporation Act of the State of Michigan is amended after approval by the shareholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Business Corporation Act of the State of Michigan, as so amended. Any repeal or modification of this Article VI by the shareholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.
Section 209(1)(c) of the Michigan Business Corporation Act permits a corporation to eliminate or limit a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take action as a director, except liability for (1) the amount of financial benefit received by a director to which he or she is not entitled; (2) the intentional infliction of harm on the corporation or the shareholders; (3) a violation of Section 551 of the Michigan Business Corporation Act, dealing with unlawful distributions; or (4) an intentional criminal act.
Sections 561 through 571 of the Michigan Business Corporation Act provide Consumers Energy Company with the power to indemnify directors, officers, employees and agents against certain expenses and payments.

Consumers Energy Company’s officers and directors are indemnified against such losses by reason of their being or having been directors or officers of another corporation, partnership, joint venture, trust or other enterprise at Consumers Energy Company’s request. In addition, Consumers Energy Company has indemnified each of its present directors by contracts that contain affirmative provisions essentially similar to those in Sections 561 through 571 of the Michigan Business Corporation Act cited above.
The above is a general summary of certain provisions of Consumers Energy Company’s Restated Articles of Incorporation and Amended and Restated Bylaws and the Michigan Business Corporation Act and is subject in all respects to the specific and detailed provisions of the Consumers Energy Company’s Restated Articles of Incorporation and Amended and Restated Bylaws and the Michigan Business Corporation Act.
The underwriting agreement (which is being filed as Exhibit 1.1) provides for indemnification by the underwriters of the registrants, their directors and officers, and by the registrants of the underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, and affords certain rights of contribution with respect to those liabilities.
(b)   Insurance.
Article XIII, Section 1 of Consumers Energy Company’s Amended and Restated Bylaws provides:
The Company may purchase and maintain liability insurance, to the full extent permitted by law, on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity.
Sections 561 through 571 of the Michigan Business Corporation Act provide Consumers Energy Company with the power to purchase and maintain insurance on behalf of directors, officers, employees and agents.
Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of Consumers Energy Company or of Consumers Energy Company’s subsidiaries.
Item 14.   Exhibits
List of Exhibits
Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement**
3.1	Certificate of Formation of Consumers 2023 Securitization Funding LLC*
3.2	Form of Amended and Restated Limited Liability Company Agreement of Consumers 2023 Securitization Funding LLC**
4.1	Form of Indenture between Consumers 2023 Securitization Funding LLC and the Indenture Trustee (including forms of the Bonds and the Series Supplement)**
5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP with respect to legality**
8.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP with respect to federal tax matters**
10.1	Form of Securitization Property Servicing Agreement between Consumers 2023 Securitization Funding LLC and Consumers Energy Company, as Servicer**
10.2	Form of Securitization Property Purchase and Sale Agreement between Consumers 2023 Securitization Funding LLC and Consumers Energy Company, as Seller**
10.3	Form of Administration Agreement between Consumers 2023 Securitization Funding LLC and Consumers Energy Company, as Administrator**

Exhibit Number	Description of Exhibit
10.4	Form of Intercreditor Agreement among The Bank of New York Mellon, as trustee for the securitization bonds issued by Consumers 2014 Securitization Funding LLC, Consumers 2014 Securitization Funding LLC, the Indenture Trustee, Consumers 2023 Securitization Funding LLC and Consumers Energy Company**
21.1	List of Subsidiaries*
23.1	Consent of Pillsbury Winthrop Shaw Pittman LLP (included as part of its opinions filed as Exhibits 5.1, Exhibit 8.1 and Exhibit 99.2)**
23.2	Consent of Miller Canfield Paddock and Stone, P.L.C. (included as part of its opinion filed as Exhibit 99.3)**
24.1	Powers of Attorney of Consumers Energy Company*
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York Mellon*
99.1	Financing Order*
99.2	Form of Opinion of Pillsbury Winthrop Shaw Pittman LLP with respect to U.S. constitutional matters**
99.3	Form of Opinion of Miller Canfield Paddock and Stone, P.L.C. with respect to Michigan constitutional matters**
99.4	Consent of Melissa M. Gleespen to be named as a Manager Nominee*
99.5	Consent of Rejji P. Hayes to be named as a Manager Nominee*
99.6	Consent of Shaun M. Johnson to be named as a Manager Nominee*
99.7	Consent of Albert J. Fioravanti to be named as an Independent Manager Nominee**
107.1	Calculation of Filing Fee Tables**

*
Previously filed with the Registration Statement on Form SF-1 of Consumers Energy Company and Consumers 2023 Securitization Funding LLC (File Nos. 333-274648 and 333-274648-01) filed on September 22, 2023.

**
Filed herewith.

Item 15.   Undertakings
(a)
The undersigned registrant hereby undertakes that:

(i)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)
As to incorporation by reference, the undersigned registrant hereby undertakes that:

(i)
For purposes of determining any liability under the Securities Act of 1933, each filing of the issuing entity’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(ii)
For the purpose of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
As to indemnification:

(i)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)
As to qualification of trust indentures:

(i)
The undersigned registrants hereby undertake to file an application for the purpose of determining the eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Michigan, on the 13th day of November, 2023.
CONSUMERS ENERGY COMPANY
By:
/s/ Rejji P. Hayes

Name:
Rejji P. Hayes

Title:
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Name and Signature	Title	Date
* Garrick J. Rochow	President, Chief Executive Officer (Principal Executive Officer) and Director	November 13, 2023
* Rejji P. Hayes	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 13, 2023
* Scott B. McIntosh	Vice President, Tax, Controller and Chief Accounting Officer (Principal Accounting Officer)	November 13, 2023
A Majority of the Directors:
* John G. Russell	Chairman of the Board of Directors	November 13, 2023
* Jon E. Barfield	Director	November 13, 2023
* Deborah H. Butler	Director	November 13, 2023
* Kurt L. Darrow	Director	November 13, 2023
* William D. Harvey	Director	November 13, 2023
* Ralph Izzo	Director	November 13, 2023

Name and Signature	Title	Date
* Suzanne F. Shank	Director	November 13, 2023
* Myrna M. Soto	Director	November 13, 2023
* John G. Sznewajs	Director	November 13, 2023
* Ronald J. Tanski	Director	November 13, 2023
* Laura H. Wright	Director	November 13, 2023
*By: /s/ Rejji P. Hayes Rejji P. Hayes Attorney-in-fact

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Michigan, on the 13th day of November, 2023.
CONSUMERS 2023 SECURITIZATION FUNDING LLC
By:
CONSUMERS ENERGY COMPANY,
its sole member

By:
/s/ Rejji P. Hayes

Name:
Rejji P. Hayes

Title:
Executive Vice President and Chief Financial Officer